
THE E. W. SCRIPPS COMPANY


08050197

a sharpened *focus*

2007 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(Dollars in millions)		2007	2006	2005
Consolidated[1]	Operating revenues	$ 2,517	$ 2,498	$ 2,155
	Income from continuing operations	(6)	397	339
Scripps Networks	Segment operating revenues	$1,185	$ 1,052	$ 903
	Segment profit[2]	603	517	414
	Segment profit margin	51%	49%	46%
Newspapers[1]	Segment operating revenues	$ 659	$ 718	$ 729
	Segment profit[2]	146	196	223
	Segment profit margin	22%	27%	31%
Television Station Group	Segment operating revenues	$ 326	$ 364	$ 318
	Segment profit[2]	84	121	88
	Segment profit margin	26%	33%	28%
Interactive Media	Segment operating revenues	$ 256	$ 271	$ 99
	Segment profit[2]	40	68	28
	Segment profit margin	16%	25%	28%
United Media	Segment operating revenues	$ 92	$ 95	$ 106
	Segment profit[2]	11	13	19
	Segment profit margin	12%	14%	18%

(1) Excludes discontinued operations for all periods presented.

(2) Segment profit is used by the company's chief operating decision makers to evaluate its business segment. See page F-46 of the company's Form 10-K.


+12%
4-Year
CAGR
$1,636
$1,874
$2,155
$2,498
$2,517
03
04
05
06
07

Total Operating Revenues
(Dollars in millions)

Scripps Today

The company's profile is defined by the growing popularity of its national lifestyle television networks. Scripps Networks, the company's operating division that includes HGTV and Food Network, accounted for the largest percentage of consolidated revenues in 2007.



2007 Operating Revenue

- 47% Scripps Networks
- 26% Newspapers
- 13% Television Station Group
- 10% Interactive Media
- 4% United Media

TO OUR SHAREHOLDERS:

It's been 130 years since E.W. Scripps launched his first newspaper. In that time, the company that he founded has consistently diversified and reinvented itself to meet the ever-changing demands and expectations of media consumers and advertisers.

From newspapers to broadcast television, cable programming and the Internet, The E.W. Scripps Company has evolved into one of America's most forward-thinking media companies and, along the way, has created significant long-term value for its shareholders.

And now, the next chapter in the company's long and successful history is about to unfold.

In October 2007, our board of directors authorized us to pursue a separation of Scripps into two publicly traded companies — one focused on our growing national television lifestyle brands and global Internet services and the other on our relevant, innovating and enduring local media businesses.

POST-SEPARATION PROFILES When the separation is completed, The E.W. Scripps Company will focus on local print, television and Internet businesses. Today, that includes daily newspapers, broadcast television stations, their local Web brands, and United Media, our subsidiary that licenses and syndicates comic strips and other creative properties.

Scripps Networks Interactive Inc. — the new company that will be created in the transaction — will include our popular national television networks, their associated interactive businesses and our consumer-oriented online comparison shopping services.

Scripps Networks Interactive will be anchored by some of America's most popular and recognizable television and Internet brands, including HGTV, Food Network, DIY Network, Fine Living Network, Great American Country, RecipeZaar, Shopzilla, BizRate and, in the United Kingdom, uSwitch and UpMyStreet.

The transaction, which is on track to be completed by June 30, 2008, will take the form of a tax-free distribution of stock to our shareholders. For each share of stock you own in The E.W. Scripps Company you'll receive one share of Scripps Networks Interactive. You'll also continue to own your shares in The E.W. Scripps Company.

TRANSACTION RATIONALE By separating Scripps, both companies will benefit from a sharpened strategic focus and improved flexibility, enabling their respective management teams to aggressively pursue business opportunities unique to each.

The separation also will allow both companies to refine the capital allocation process and tailor opportunity and risk assessment to their specific needs. Employee compensation, benefits and incentives can also be designed to better reflect the economic profile of each company, allowing each to align its plans more closely with the interests of shareholders. And, importantly, each company will appeal to a distinct set of investors.

Of course, it's the tremendous value we've created at our national television networks that brought us to this stage in the company's evolution. This is the business — started from scratch almost 14 years ago — that dramatically changed the company's profile.

SCRIPPS NETWORKS Our Scripps Networks division continued to enjoy double digit revenue and segment profit growth in 2007 and that pace has continued into 2008. HGTV and Food Network — our flagship brands — are leading the charge, delivering solid operating results thanks to their ever-growing popularity. Our newer networks — DIY, Fine Living and Great American Country (GAC) — are growing as well, providing a solid assist to the division's top and bottom lines.

HGTV It all started with HGTV, which has prospered by staying true to its mission of delivering top-quality lifestyle programming that focuses on the home. Our determination to continually improve the HGTV brand is reflected in significant ratings increases in key audience demographics, the successful launches of many new series, and an updated look that's in keeping with the changing interests and attitudes of our viewers.

As a result, HGTV is experiencing solid growth in primetime and total-day audiences. It also means the network is living up to its promise to aggregate a fully engaged and motivated audience for advertisers.

We're building brand loyalty at HGTV with breakout programming hits like *Designed to Sell* and *House Hunters*. We've also created a portfolio of high-profile events, including the annual *HGTV Dream Home Giveaway*, our coverage of the annual *Rose Parade* and, new in 2008, the *HGTV Green Home Giveaway*.

Our big programming win has been *HGTV Design Star*. More than 45 million viewers sampled the show's second season during its nine-week run last summer. More than 2 million households tuned in for the show's finale on September 16, setting a new record for the network. New HGTV shows hosted by year-one and year-two *Design Star* winners David Bromstad and Kim Myles already are viewer favorites. The third season of *Design Star* starts in June.

Percentage of Scripps Networks Operating Revenue by Brand



2007
- 49% HGTV
- 40% Food Network
- 11% DIY Network, Fine Living, GAC

FOOD NETWORK The news is equally as good at Food Network, where our brand of lifestyle programming has influenced a whole generation of "foodies" and raised the television food genre to new heights.

We've succeeded in building a solid and younger primetime audience at Food Network with exciting new shows and events, including the *Next Food Network Star*, which, like its HGTV counterpart, has been the network's highest rated program to date. Other edgier primetime standouts include *Dinner Impossible*, *Ace of Cakes* and *Diners, Drive-ins and Dives*, which is hosted by Guy Fieri, the winner of last year's *Next Food Network Star* competition.

In daytime and on weekends, we're relying on the growing star power of Food Network's reigning generation of celebrity chefs, including Rachael Ray and Giada De Laurentiis, both of whom have extended their contractual relationships with the network. We're also introducing plenty of new daytime personalities, including Pat and Gina Neely, whose new weekend show, *Down Home with the Neelys*, is off to a strong start.

DIY, FINE LIVING AND GAC We're also building strong brands and loyal audiences at our newer networks.

Since becoming a Nielsen-rated network early in 2007, DIY's audience delivery numbers have met or exceeded the expectations of our advertisers. That wasn't by accident. We dedicated the time and resources that were needed to strengthen DIY's schedule of original programming and raise the network's profile.

Fine Living, which will become a rated network during the first quarter of 2009, is next. We're building an audience at Fine Living with the help of some well-known personalities, including Food Network's Emeril Lagasse and Martha Stewart, whose nationally syndicated show airs nightly in primetime on the network. Viewers tuning in to watch Emeril and Martha also get an opportunity to sample some of the solid original programming Fine Living has to offer.

At GAC we've established the network as the premier television destination for country music fans who are passionate about the genre's biggest stars and their music.

During 2007, GAC strengthened its relationships with contemporary country music icons, including Kenny Chesney, Sara Evans, Brad Paisely and Carrie Underwood. We're distinguishing GAC from the competition by building on its promise to be "The Leader in Country Music."

Looking ahead, we'll be working to support and strengthen our core brands on television. We'll be positioning Fine Living to become a rated network. And, importantly, Scripps Networks will be spending a considerable amount of time and energy developing its online businesses.

INTERACTIVE DEVELOPMENT The goal at Scripps Networks is to be the leader in lifestyle content on the Internet and other interactive platforms, just as it's the leader in lifestyle television programming. We're off to a strong start, with interactive revenue at Scripps Networks up 30 percent in 2007.

Most of that growth is tied to the strength of our flagship television networks and the high volume of user traffic they drive to their branded Web sites.

On a unique visitor basis, FoodNetwork.com is the clear leader in its category. And with our acquisition of RecipeZaar, which features user-generated content, Scripps Networks now operates two of the Internet's Top 10 food-related Web destinations and accounts for about 25 percent of the Web's total food-related audience.

In the home category, when looking at Web sites that are strictly content driven, HGTV.com and DIYNetwork.com are the established leaders.

But, as strong as our network-branded Web sites are, they're just part of the story. We've launched and acquired new interactive businesses that have broadened our presence in the food and shelter lifestyle categories. We've also made great strides creating user-generated, virtual communities that tap consumer interests in the same lifestyle categories that we own on TV. Of note is our recent launch of FrontDoor.com, a real estate vertical powered by HGTV that features millions of listings, relevant video content and interactive tools for homebuyers and sellers.

Our interactive strategy at Scripps Networks can be summed up this way:

- We're increasing user engagement by deploying best-in-class community and social media applications.
- We're building world-class video experiences across multiple media platforms.
- And we intend to build or acquire interactive businesses that will extend our competitive presence wide across our key lifestyle categories and deep by adding personalization and user-centric tools.


$535
$724
$903
$1,052
$1,185
+22%
4-Year CAGR
+31%
4-Year CAGR
$204
$304
$414
$517
$603
03 04 05 06 07
Scripps Networks
(Dollars in millions)
□ Segment Revenue
■ Segment Profit


+52%
4-Year
CAGR
$14
$24
$36
$57
$74
03
04
05
06
07
Scripps Networks
Online Revenue
(Dollars in millions)

Most importantly, it's our intention to build an interactive portfolio that delivers a clear return on the deliberate investments we'll be making.

The success of the interactive businesses we're building around our lifestyle television networks is one of the reasons that Scripps regularly ranks, on a unique visitor basis, among the top 15 U.S. companies doing business on the Internet. The other reason is the high volume of Web traffic generated by Shopzilla, our online comparison shopping service.

SHOPZILLA Shopzilla, which we operate as an independent subsidiary, is where thousands of Americans go every day to find the best deals on just about every product that's for sale on the Internet. Shopzilla directs motivated consumers to online merchants who pay us for each lead we send their way.

Based on the traffic it's generating, Shopzilla is one of the country's leading online comparison shopping services. And, it stacks up well with other domestic, online retail Web sites, ranking regularly among the Top 10.

Beginning in the fourth quarter of 2006, Shopzilla experienced increasing competition from big retailers bidding on search keywords directly with the general search engines. The competition slowed Shopzilla's traffic growth and crimped profit margins through most of the year.

The good news is that we stayed focused on our strategy to improve the consumer experience and, since September 2007, net revenue at Shopzilla has been growing in the double digits and segment profit has been meeting or exceeding expectations. In the meantime, we've continued to build the business and are intent on positioning it as the leader in online comparison shopping.

uSWITCH Our other comparison shopping subsidiary is uSwitch, the recognized leader in online energy switching in the United Kingdom. Business at uSwitch was under pressure through much of 2007 because of changes in the U.K. energy market, including falling natural gas prices, which removed a key trigger that motivates consumers to switch from one utility provider to another.

One of our strategies at uSwitch has been to diversify into other service categories. We've made considerable progress diversifying, particularly in the car insurance and personal finance areas, but the new business we've generated wasn't enough to offset the decline in energy switching revenue.

The downturn in energy switching prompted us to amend our revenue outlook for the business and to write-down the value of goodwill and other intangible assets related to uSwitch. Consequently, the company recorded a significant non-cash charge against consolidated earnings for 2007.

In the meantime, we've aligned our costs at uSwitch to reflect a lower near-term outlook for revenue. The good news is that uSwitch is off to a very promising start in 2008 and is expected to return to profitability this year.

LOCAL MEDIA At our local media businesses, the focus has been on responding to the demand for more Internet-based content and advertising while, at the same time, managing through a difficult economic environment that's punishing newspapers.

The severe downturn in home sales nationally has hit our newspapers particularly hard due to our heavy exposure in Florida and California. Despite their more cyclical nature, we still strongly embrace those long-term growth markets in sunny regions of the country. In the near-term, we'll reduce costs and protect our franchises while the national economy works out its problems.

The biggest challenge — and opportunity — the company faces lies in the continued expansion of the Internet as a platform for local content and advertising.

Today in the Scripps markets, regardless of whether they are anchored by a television station or a printed newspaper, we've made a full commitment to succeeding in multiple formats delivered on multiple platforms.

The Internet, with its ability to deliver text, images and video, has smashed big holes in the wall that for years protected newspapers and TV stations from invading each other's marketplace. No more. The wall has been breached and we embrace it as an opportunity to gain audience and advertising share in our markets.

What hasn't changed is the imperative to serve our local markets — and be economically rewarded for our efforts — by being an enterprise on a mission empowered by people with purpose. Regardless of how we deliver our content and advertising, we still endeavor to make our communities better places to live and do business by providing them with the most open and efficient marketplaces for the exchange of ideas and information.

And today we're in some very good communities.

We operate local newspaper franchises in 15 markets across the U.S., including growing communities in Florida, California and Tennessee. In terms of market share, most of our newspapers are the dominant local media franchises.

Our network-affiliated TV stations operate in some of the country's largest and fastest-growing metropolitan areas, including Phoenix, Tampa Bay and West Palm Beach. Our stations in Detroit, Cincinnati, and West Palm are either the number one or number two-rated stations for local news and information.

These are powerful local media franchises on which to build a successful future.

NEWSPAPERS At our newspapers, the focus is on fully exploiting the potential of the Internet.

On the Internet, our mantra has been to command local traffic and sell ads through national interactive networks such as the Yahoo! newspaper consortium. Allocating resources to build Internet businesses makes sense on several levels, not the least of which is that it's the one area at our newspapers where we're seeing relatively strong growth.

We're also creating new niche products, both in print and online, that draw an audience and increase our share of local advertising revenue.

We're working to increase advertising sales by identifying and building up local retail territories. That includes increasing the size of our ad sales teams so that we can more effectively mine our local markets for new ad dollars.

And, we recognize the importance of keeping costs in line with revenue expectations in a difficult economic environment. Subsequently, we question every single dollar of spending that doesn't directly benefit readers or advertisers.


+35%
4-Year
CAGR
$12
$14
$22
$34
$40
03 04 05 06 07
Newspaper Online Revenue
(Dollars in millions)

TELEVISION STATION GROUP At our TV stations, our focus is on strengthening local news, with particular attention devoted to building morning audiences and developing Internet businesses.

We're also concentrating in 2008 on providing preferred forums — on air and online — for political candidates. In addition to providing powerful television and online advertising platforms, the Scripps Television Station Group — as it has since the elections of 2000 — is making free TV airtime available to responsible candidates through its Democracy 2008 initiative.

Based on trends in most recent elections, we anticipate that political advertising revenue at our stations should be near the record $44 million they generated during the congressional and gubernatorial campaigns in 2006.


a sharpened
focus
Scripps

William R. Burleigh
Chairman

Kenneth W. Lowe
President and
Chief Executive Officer

UNITED MEDIA Finally, our United Media licensing and syndication subsidiary continued to benefit in 2007 from the evergreen popularity of the Peanuts comic strip and characters. United Media generated $92 million in revenue and contributed $11 million in segment profit, largely on the strength of the Peanuts franchise.

STRATEGIC PRIORITIES Going forward, our strategic priorities are as follows.

We'll be working to complete the separation of our local and national businesses by the end of the second quarter 2008, as planned. Both companies will emerge from the transaction with solid financial profiles. Both will have strong balance sheets, modest debt and the financial flexibility needed to execute their respective business strategies.

As we work toward completing the separation, we'll be strengthening our core brands at Scripps Networks and expanding our growing portfolio of interactive lifestyle businesses.

We'll also be working to position Shopzilla and uSwitch as leaders in their respective online comparison shopping markets.

And at our local media franchises, we'll be working hard to increase market share and develop businesses across multiple platforms to serve media consumers and advertisers in all of the communities where we do business.

As always, we consider it a privilege to be managing your company, especially at this important juncture in its long and successful history. We will remain committed at both Scripps companies to build value for our shareholders over the long-term.

Sincerely,

William R. Burleigh
Chairman

Kenneth W. Lowe
President and Chief Executive Officer

POST-SEPARATION PROFILES


THE E.W. SCRIPPS
COMPANY

$1.1 BILLION IN ANNUAL REVENUE

■ **NEWSPAPERS & INTERNET**

15 DAILY NEWSPAPERS

SCRIPPS MEDIA CENTER

■ **LOCAL TV & INTERNET**

6 ABC AFFILIATES

3 NBC AFFILIATES

1 INDEPENDENT

□ **UNITED MEDIA**

LICENSING & SYNDICATION

A SHARPENED FOCUS

On July 1, 2008, Scripps will separate into two publicly traded companies, one focused on creating national lifestyle media brands and the other on building local media franchises. The transaction enables each company to sharpen its strategic focus to foster growth, solid operating performance and a clear vision on how best to build on the specific strengths of its respective businesses.


Scripps
networks
INTERACTIVE

$1.4 BILLION IN ANNUAL REVENUE

LIFESTYLE MEDIA

■ SHELTER

HGTV, FrontDoor.com, HGTVPro.com

■ FOOD

Food Network, RecipeZaar.com

■ HOME IMPROVEMENT

DIY Network

■ QUALITY LIVING

Fine Living Network

■ COUNTRY MUSIC

Great American Country

□ **INTERACTIVE SERVICES**

SHOPZILLA

USWITCH

BIZRATE

UPMYSTREET.COM

Percentage of Operating Revenue



- ■ **61%** Newspapers & Internet
- ■ **30%** Local TV & Internet
- □ **9%** United Media

The E. W. Scripps Company will be anchored by market-dominant print, television and Internet media businesses that deliver a full range of locally focused news, community information, entertainment and interactive services. Revenue also will be derived at United Media from the syndication of newspaper comic strips and features and licensing of creative properties.

Percentage of Operating Revenue



- ■ **40%** HGTV
- ■ **33%** Food Network
- ■ **9%** DIY Network, Fine Living, GAC
- □ **18%** Interactive Services

Scripps Networks Interactive Inc. will benefit from the growth and popularity of HGTV and Food Network, two of America's most widely recognized and distributed cable and satellite television networks. The company also will derive revenue from its three newer networks, its growing portfolio of multi-platform, interactive businesses and consumer-oriented Internet services.


THE E.W. SCRIPPS
COMPANY

The E.W. Scripps Company's focus will be on leveraging the strengths of its high-profile local print, television and Internet brands. These are businesses built on the company's 130-year tradition of journalistic excellence, community service and local media innovation.


Saturday
News Sentinel
TALES OF GLORY
ADMIRALS CHANGE COURSE
Judge tosses 12
Next step:
To elect or
to appoint?
Gove
Both sides lo
laws, to direc

PUBLIC SERVICE and a commitment to journalistic excellence earned national honors for *The Knoxville News Sentinel,* which successfully challenged elected county officials for violating Tennessee's open meetings law. A series of thoughtful stories and a court case initiated by the newspaper and some concerned citizens influenced the outcome of primary elections and earned *The News Sentinel* the prestigious National Headliner Award for public service. Like all Scripps Newspapers, *The News Sentinel* is a visible, respected presence in print and on the Internet that makes a difference in the community it serves.

PREFERRED FORUMS for political discourse are also powerful political advertising platforms. Since the elections of 2000, local Scripps television stations have fostered community interest and involvement in the democratic process by making free airtime available to candidates for public office.


DEMOCRACY
2008

TELEVISION STATION GROUP

Scripps television stations are concentrated in leading U.S. metropolitan markets. Collectively, they reach 10 percent of the country's television households.

Market Rank | Share of U.S. households based on Nielsen local market estimates, November 2007


abc

ABC AFFILIATES

WXYZ
Detroit, MI
www.wxyz.com
11 | 1.7%

WFTS
Tampa, FL
www.wfts.com
13 | 1.6%

KNXV
Phoenix, AZ
www.knxv.com
12 | 1.6%

WEWS
Cleveland, OH
www.wews.com
17 | 1.4%

WMAR
Baltimore, MD
www.wmar.com
24 | 1.0%

WCPO
Cincinnati, OH
www.wcpo.com
33 | 0.8%



NBC AFFILIATES

KSHB
Kansas City, MO
www.kshb.com
31 | 0.8%

WPTV
West Palm Beach, FL
www.wptv.com
38 | 0.7%

KJRH
Tulsa, OK
www.kjrh.com
60 | 0.5%

INDEPENDENT

KMCI
Lawrence, KS
www.kmci.com
31 | 0.8%


INVESTIGATORS
15

AWARD-WINNING broadcast and online journalism is a hallmark of Scripps television stations. *KNXV-TV,* Channel 15, in Phoenix won a George Foster Peabody Award for an undercover expose of lapses in security screening at Phoenix Sky Harbor International Airport.

NEWSPAPERS

Paid circulation: Daily | Sunday

Rocky Mountain News
Denver, CO
www.rockymountainnews.com
225,000 | 600,000

The Commercial Appeal
Memphis, TN
www.commercialappeal.com
152,000 | 193,000

The Knoxville News Sentinel
Knoxville, TN
www.knoxnews.com
116,000 | 145,000

Treasure Coast Newspapers
Stuart, FL
www.tcpalm.com
102,000 | 112,000
(Includes *The Stuart News, Press Journal, The Tribune*)

Ventura County Star
Ventura County, CA
www.venturacountystar.com
85,000 | 95,000

Evansville Courier & Press
Evansville, IN
www.courierpress.com
66,000 | 87,000

Naples Daily News
Naples, FL
www.naplesnews.com
56,000 | 63,000

Corpus Christi Caller-Times
Corpus Christi, TX
www.callertimes.com
52,000 | 71,000

Anderson Independent-Mail
Anderson, SC
www.independentmail.com
34,000 | 38,000

Record Searchlight
Redding, CA
www.recordsearchlight.com
32,000 | 35,000

Abilene Reporter-News
Abilene, TX
www.reporternews.com
30,000 | 39,000

The Kitsap Sun
Bremerton, WA
www.kitsapsun.com
29,000 | 32,000

Times Record News
Wichita Falls, TX
www.timesrecordnews.com
29,000 | 32,000

San Angelo Standard Times
San Angelo, TX
www.sanangelostandardtimes.com
25,000 | 29,000

The Gleaner
Henderson, KY
www.thegleaner.com
10,000 | 12,000

Based on Audit Bureau of Circulation Publisher's Statements for the six-month period ended Sept. 30, 2007. Florida figures are for the 12-month period, ended Sept. 30.



ONLINE AUDIENCES at Scripps newspaper Web sites are growing as the migration of readers and advertising dollars to the Internet and other interactive media platforms accelerates. At all of the company's newspapers, including the *Ventura County (Calif.) Star*, Scripps is building powerful, video-rich local news and information Web sites that leverage the trust and brand recognition of its print franchises. Advertising revenue at Scripps newspaper Web sites reached $40 million in 2007, up 18 percent from the previous year.

1.6 MILLION SUNDAY SUBSCRIBERS


United Media

UNITED MEDIA is one of the largest licensing agencies in the world, representing brands and creative content in the development and management of licensed merchandise and promotional programs. With a presence across the globe, United Media is responsible for building brand equity through product extension for a long list of classic and up-and-coming properties. United Media syndicates 150 features worldwide, including Miss Manners, Cokie and Steven Roberts, Peanuts, Dilbert and Pearls Before Swine, through United Feature Syndicate and Newspaper Enterprise Association.

www.UnitedMedia.com | New York, NY

150 FEATURES WORLDWIDE







SOCIAL NETWORKING Web sites that target specific interests of Internet users, including pet owners and political junkies, were funded and launched during 2007 by the Scripps newspaper division's Entrepreneur Fund. Innovative Web sites like WagnBrag.com and RedBlueAmerica.com are building new communities of Internet users as independent enterprises that operate an arm's length away from the company's established newspaper sites.


Scripps
networks
INTERACTIVE

Scripps Networks Interactive Inc. will benefit from its clear, competitive advantage as America's leader in lifestyle media and the growth potential of its leading, consumer-oriented interactive services. The company's media businesses reach engaged television audiences and communities of motivated Internet users.



HGTV DREAM HOME

One of the most successful consumer promotions in cable television history, the *HGTV Dream Home Giveaway* involves sponsorships from several major, national advertisers. The popular sweepstakes attracted more than 41 million entries during the first quarter of 2008.


HGTV
HGTV.com

HGTV/HGTV.COM America's leader in home and lifestyle programming, is distributed to about 96 million U.S. households and is one of cable television's top-rated networks. HGTV's Web site, HGTV.com, is the nation's leading online home-and-garden destination that attracts an average of 5 million unique visitors per month. HGTV owns 33 percent of HGTV Canada and provides much of the Canadian network's daily programming. The network's branded programming also can be seen in 127 territories across all seven continents.

www.HGTV.com | Knoxville, TN

96 MILLION U.S. HOUSEHOLDS



More than 45 million viewers sampled break-out hit HGTV Design Star *during its nine-week, summer 2007 run.*



The Next Food Network Star *enjoyed its third and most-watched season. The show averaged more than 2 million viewers per episode.*


food
network
FOODNETWORK.COM

FOOD NETWORK/FOODNETWORK.COM

Food Network is a unique lifestyle network and Web site that strives to be way more than cooking. The network is committed to exploring new and different ways to approach food — through pop culture, competition, adventure, and travel — while also expanding its repertoire of technique-based information. Food Network is distributed to about 96 million U.S. households and averages more than 7 million Web site users monthly. Food Network can be seen internationally in Canada, Australia, Korea, Thailand, Singapore, the Philippines, Monaco, Andorra, Africa, France, and the French-speaking territories in the Caribbean and Polynesia.

www.FoodNetwork.com | New York, NY

FOODNETWORK.COM
#1 FOOD & COOKING WEB SITE




RECIPE
ZAAR

RECIPEZAAR.COM is a leading user-generated recipe and community site featuring more than 289,000 recipes. With an intuitive browsing tool, powerful search capabilities, and personalized features including "My Cookbook" and "My Shopping List," RecipeZaar.com attracts almost 4 million unique visitors per month.

FRONTDOOR.COM is an online real estate listing service powered by HGTV. The site offers more than 1.5 million listings of homes for sale. In addition to providing users with the latest real estate listings, FrontDoor features expert HGTV advice and videos along with original Web series and a comprehensive library of engaging, interactive tools, guides and information.




FRONTDOOR.


diy
network

DIY NETWORK/DIYNETWORK.COM is the go-to destination for rip-up, knock-out home improvement television. DIY's programs and experts answer the most sought-after questions and offer creative projects for do-it-yourself enthusiasts. One of the fastest growing digital networks, DIY is seen in more than 50 million homes with programming that covers a broad range of categories including home improvement and crafts. DIY's award-winning Web site is a leading home and garden site.

www.DIYNetwork.com | Knoxville, TN



Jay Leno and other high-profile car lovers share their passion for automobiles on DIY's Celebrity Rides *series and specials.*

DIY DISTRIBUTION
(Households in millions)


2007
2006
47
2005
42
35


FLN
FINE LIVING NETWORK

FINE LIVING NETWORK/FINELIVING.COM is the leading entertainment and information resource for programming that impacts viewers' quality of life. The cable network, available in about 50 million homes, is dedicated to providing topical, timely and fast-paced lifestyle-related content for success-driven individuals who see value in knowing the best ways to spend their time and money.

www.FineLiving.com | Knoxville, TN

50 MILLION U.S. HOUSEHOLDS



Fine Living is building an audience with the help of some well-known personalities, including Martha Stewart, whose syndicated show airs weeknights on the network in primetime.


GAC
GREAT AMERICAN COUNTRY

GREAT AMERICAN COUNTRY (GAC)/GACTV.COM is the leader in country music entertainment. GAC delivers to viewers the widest variety of country music, its artists and the lifestyles they influence. GAC broadcasts original country music programming, country music performance specials, live concerts, music videos, and is the exclusive television home of the Grand Ole Opry. GAC is available in more than 53 million households.

www.GACTV.com | Nashville, TN

GAC has built strong relationships with such contemporary country music icons as Brad Paisley, Carrie Underwood, Kenny Chesney, and Sara Evans.




shopzilla.com
the smarter way to shop

SHOPZILLA, the most powerful and easiest-to-use shopping search site on the Web, is dedicated to helping shoppers around the world find the best price on the right products. Shopzilla's innovative patent-pending technology, ShopRank, empowers shoppers with the ability to quickly and easily compare prices on more than 30 million products offered by 92,000 stores. Shopzilla also operates sites in the United Kingdom, France and Germany.

www.Shopzilla.com | Los Angeles, CA

26 MILLION UNIQUE VISITORS


BizRate.com
a Shopzilla Company

BIZRATE.COM, a Shopzilla company, enables shoppers to quickly and easily find, compare and buy anything, sold by virtually anyone, anywhere on the Internet. BizRate also serves as Shopzilla's renowned consumer feedback network that collects more than 1 million merchant and product reviews and ratings each month.

COMPARE PRICES

1 MILLION MERCHANT AND PRODUCT REVIEWS PER MONTH

A TOP 15 U.S. INTERNET COMPANY



HIGH VOLUMES of Internet traffic generated by Scripps Networks Interactive lifestyle Web sites and consumer-focused interactive services rank it, on a unique visitor basis, among the top 15 U.S. companies doing business on the Internet. Scripps Networks Interactive Web sites collectively attract more than 35 million unique visitors a month.













uSwitch.com

USWITCH.COM is a free, impartial online and phone-based comparison and switching service in the United Kingdom that helps customers compare prices on a range of services including gas, electricity, car insurance, home phone, broadband providers and personal finance products. The company aims to help customers take advantage of the best prices and services on offer from suppliers. The company has developed a series of calculators that evaluate a number of key factors including price, location, service and payment method, and advises customers on the best deal to suit their needs.

www.uswitch.com | London, England

UpMyStreet

UPMYSTREET.COM is the United Kingdom's leading home and local information Internet service. The Web site, operated by uSwitch, provides consumers with a range of searchable local information based on postal codes, including property prices, local directory services, demographic profiles, council information, crime reports and transportation links. UpMyStreet derives revenue from advertising, partnerships and for providing business-to-business information services.



The E.W. Scripps Company

FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number 0-16914

THE E. W. SCRIPPS COMPANY

(Exact name of registrant as specified in its charter)

Ohio	31-1223339
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification Number)*

312 Walnut Street Cincinnati, Ohio	45202
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (513) 977-3000

Title of each class	Name of each exchange on which registered
Securities registered pursuant to Section 12(b) of the Act:	
Class A Common shares, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Class A Common shares of the registrant held by non-affiliates of the registrant, based on the $45.69 per share closing price for such stock on June 30, 2007, was approximately $3,973,000,000. All Class A Common shares beneficially held by executives and directors of the registrant and The Edward W. Scripps Trust have been deemed, solely for the purpose of the foregoing calculation, to be held by affiliates of the registrant. There is no active market for our common voting shares.

As of January 31, 2008, there were 126,218,917 of the registrant's Class A Common shares, $.01 par value per share, outstanding and 36,568,226 of the registrant's Common Voting Shares, $.01 par value per share, outstanding.

Certain information required for Part III of this report is incorporated herein by reference to the proxy statement for the 2008 annual meeting of shareholders.

Index to The E. W. Scripps Company Annual Report on Form 10-K for the Year Ended December 31, 2007

As used in this Annual Report on Form 10-K, the terms "Scripps," "we," "our" or "us" may, depending on the context, refer to The E. W. Scripps Company, to one or more of its consolidated subsidiary companies, or to all of them taken as a whole.

Additional Information

Our Company Web site is www.scripps.com. Copies of all of our SEC filings filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on this Web site as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. Our Web site also includes copies of the charters for our Compensation, Nominating & Governance and Audit Committees, our Corporate Governance Principles, our Insider Trading Policy, our Ethics Policy and our Code of Ethics for the CEO and Senior Financial Officers. All of these documents are also available to shareholders in print upon request.

Forward-Looking Statements

Our Annual Report on Form 10-K contains certain forward-looking statements related to our businesses, including the proposed separation plan, that are based on our current expectations. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from the expectations expressed in the forward-looking statements. Such risks, trends and uncertainties, which in most instances are beyond our control, include changes in advertising demand and other economic conditions; consumers' tastes; newsprint prices; program costs; labor relations; technological developments; competitive pressures; interest rates; regulatory rulings; the risk that the benefits from the separation transaction may not be fully realized or may take longer to realize than expected; and reliance on third-party vendors for various products and services. The words "believe," "expect," "anticipate," "estimate," "intend" and similar expressions identify forward-looking statements. All forward-looking statements, which are as of the date of this filing, should be evaluated with the understanding of their inherent uncertainty. We undertake no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date the statement is made.

PART I

Item 1. Business

We are a diverse media concern with interests in national television networks ("Scripps Networks"), newspaper publishing, broadcast television, interactive media and licensing and syndication. All of our media businesses provide content and advertising services via the Internet.

As previously announced, Scripps is pursuing a plan to separate into two independent publicly traded companies. The proposed separation will create a new company, Scripps Networks Interactive, which will include Scripps' national lifestyle media brands (HGTV, Food Network, DIY Network ("DIY"), Fine Living and Great American Country ("GAC") and their category-leading Internet businesses) and online comparison shopping services (Shopzilla and uSwitch and their associated Web sites). The E. W. Scripps Company will continue to include the portfolio of daily and community newspapers, broadcast television stations, character licensing and feature syndication businesses, and the Scripps Media Center in Washington, D. C. The separation will allow the management teams to focus on the respective opportunities for each company and pursue specific growth and development strategies that are based on the distinct characteristics of the two companies' local and national media businesses. The transaction is expected to take the form of a tax-free dividend of Scripps Networks Interactive stock to all Scripps shareholders on a one-for-one basis. The separation, which we expect to be completed in the second quarter of 2008, is contingent upon approval of the final plan by the Board of Directors and holders of Scripps' Common Voting Shares, a favorable ruling from the Internal Revenue Service on the tax-free nature of the transaction, and the filing and effectiveness of a Form 10 registration statement with the Securities and Exchange Commission.

Financial information for each of our business segments can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page F-5 and Note 18 on page F-46 of this Form 10-K.

Scripps Networks

Scripps Networks includes five national lifestyle television networks and their affiliated Web sites, HGTV, Food Network, DIY, Fine Living and GAC. We conceived of and launched HGTV, DIY and Fine Living. We acquired a controlling interest in Food Network in 1997, and we acquired GAC in the fourth quarter of 2004. Scripps Networks also includes our 7.25% interest in FOX-BRV Southern Sports Holdings, which comprises the Sports South and Fox Sports Net South regional television networks, and our networks operate internationally through licensing agreements and joint ventures with foreign entities. Scripps Networks produced approximately 47% of our total operating revenues in 2007, up from 42% in 2005.

HGTV began telecasting in 1994 and continues to attract viewers and serve advertisers by airing a full schedule of quality, original programming related to home repair, real estate, decorating, design, remodeling, and crafts. HGTV is distributed to about 96 million U.S. households and is one of cable's top-rated networks. The network's branded programming also can be seen in 47 other countries. HGTV.com is the nation's leading online home and garden destination that attracts an average of 5 million unique visitors per month.

Food Network, which began telecasting in 1993, is a unique lifestyle network that strives to engage its viewers with likable personalities and the variety of things they do with food. Programming hits such as *Iron Chef America* and *30-Minute Meals* have raised the network's public profile and increased viewer interest and advertiser demand. Food Network is distributed to approximately 96 million U.S. households. Food Network Web sites ranks first among food related Web sites averaging over 13 million Web site users per month.

DIY began telecasting in 1999 and features detailed how-to, step-by-step programming and information on a variety of topics including auto repair, crafts, gardening, hobbies, home building, home improvement and woodworking. DIY's distribution is about 47 million homes and the DIY Web site averages two million unique visitors per month.

Fine Living, which began telecasting in March 2002, features television programming and Web site content designed to appeal to viewers and Internet users looking for information on entertaining, travel, adventure, and financial, all through the lens of doing more with their time and money. Fine Living is about finding value with every dollar and with every minute, whether it's finding ways to spend more time with your family or how to get three vacation ideas for one location.

GAC is a country music video network that began telecasting in 1996. GAC's programming primarily features country music videos complemented by original programming, special musical performances and live concerts. GAC is available in more than 53 million households.

Our initial focus in launching a network is to gain distribution on cable and satellite television systems. To obtain long-term distribution contracts, we may make cash payments to cable and satellite television systems, provide an initial period in which a system's affiliate fee payments are waived, or both. We also create new and original programming and undertake promotional and marketing campaigns designed to increase viewer awareness.

As the distribution of our networks increases, we make additional investments in the quality and variety of programming and increase the number of original programming hours offered on the network. Such investments are expected to result in increases in viewership, yielding higher advertising revenues.

Once a network is fully distributed, our strategy primarily focuses on optimizing the network's ratings, revenue and profitability. We believe investments in high quality original programming and promotion of that programming are the primary drivers of ratings, revenue and profitability of a fully-distributed network.

HGTV and Food Network are generally distributed on the most widely available programming tiers offered by cable and satellite television systems. Each network reaches substantially all cable and satellite television households.

We continue to build the distribution of DIY, Fine Living and GAC. The distribution for each of these networks in 2007 increased more than 10% as compared with 2006. Distribution on the most widely available basic cable tier is limited and, accordingly, growth in the number of households reached by DIY, Fine Living and GAC is largely dependent on increases in the number of subscribers to the expanded digital programming tiers offered by cable and satellite television systems. We also continue to make investments in programming and promotional campaigns to increase viewer awareness of our developing networks.

Our relationships and agreements with cable and satellite television system operators are critical to our business as they provide us with both affiliate fee revenue and access to an audience which we sell to advertisers. We believe we have good relationships with the cable and satellite television system operators that distribute our networks. We have been a leader in providing video-on-demand and similar programming services those systems use to enhance their digital programming tier offerings to subscribers.

We have also emerged as a leader in providing content specifically formatted for the growing number of video-on-demand and broadband services. We own approximately 95% of our original television programming, which gives us the capability to reformat archived video content for other uses, including the Internet. Our internet strategy is to move our online businesses beyond extensions of our networks to become multi-branded, user-centric applications that create communities of online consumers in the home, food and lifestyle categories.

Advertising provided approximately 80% of Scripps Networks segment operating revenues in 2007. Advertising purchased on our networks usually seeks to promote nationally recognized consumer products and brands. We sell advertising time in both the upfront and scatter markets. The mix between the upfront and scatter markets is based upon a number of factors, including the demand for advertising time, economic conditions and pricing. Due to increased demand in the spring and holiday seasons, the second and fourth quarters normally have higher advertising revenues than our first and third quarters.

Advertising is sold on the basis of audience size and demographics, price and effectiveness. We compete for advertising revenues with other local and national media, including other television networks, television stations, radio stations, newspapers, Internet sites and direct mail. Audience size and demographics are directly related to the number of homes in which our networks can be viewed and our success in producing and promoting programming that is popular with our target audience. In reaching our target audience, we compete for consumers' discretionary time with all other information and entertainment media. We believe we are a leader in providing advertisers with solutions to reach a range of audience demographics. Our lifestyle networks reach an audience that is highly interested in the products advertised on our networks. We also provide advertisers sponsorship opportunities and the availability to reach audiences through our broadband programming channels.

Cable and satellite television systems generally pay a per-subscriber fee in exchange for the right to distribute our programming. Network affiliate fees provided 20% of Scripps Networks segment operating revenues in 2007.

We compete with other national television networks for distribution on cable and satellite television systems. While no assurance can be given regarding renewal of our distribution contracts or our ability to negotiate renewals with similar terms, we have not lost carriage upon expiration in the past and have generally negotiated new agreements that provided an increase in the per-subscriber fee.

Programming accounted for approximately 40% of our networks' segment costs and expenses in 2007. We produce original programming and acquire programming from a variety of independent production companies. We also license certain programming that airs on our networks. We believe there are adequate sources of creative and original programming to meet the needs of our networks.

Our networks require traffic systems to schedule programs and to insert advertisements within programs. We transmit our programming to cable and satellite television systems via satellite. Transponder rights are acquired under the terms of long-term contracts with satellite owners.

Employee costs accounted for approximately 25% of segment costs and expenses in 2007.

Multichannel video program distributors ("MVPDs") such as cable television systems and direct broadcast satellite operators are subject to varying degrees of regulation by the Federal Communications Commission ("FCC"), and these requirements may directly affect the Company. The FCC, for example, requires that MVPDs close caption their programming for the benefit of hearing impaired viewers, and the Company is responsible for complying with this obligation.

New types of program requirements for MVPDs are being actively promoted. For example, some members of Congress have sought to apply the indecency regulations now applicable to broadcast programming to MVPD programming. Others have made efforts to require MVPDs to offer program channels on an "a la carte" basis or in smaller bundles, arguing that such offerings would give subscribers more choice to reject channels with indecent or otherwise objectionable content. The current FCC chairman continues to encourage MVPDs to offer a la carte programming, and has sought to lead the FCC towards a more active role in regulating cable operators' rates and program carriage practices. The FCC recently determined to expand broadcast stations' cable carriage rights in connection with the transition to digital television and separately adopted new rules to encourage more commercial leasing of cable system channels by independent programmers. The regulation of programming is subject to the political process, and further changes in law and regulation may be anticipated. There can be no assurance that our business would not be adversely affected by new legislation or FCC regulations affecting MVPDs or their programming.

Newspapers

We operate daily and community newspapers in 17 markets in the United States. Through December 31, 2007, three of our newspapers were operated pursuant to the terms of joint operating agreements ("JOAs"). We also own and operate the Washington-based Scripps Media Center, home to the Scripps Howard News Service, a supplemental wire service covering stories in the capital, other parts of the United States and abroad. All of our newspapers subscribe to the wire service.

Our newspapers contributed approximately 26% of our company's total operating revenues in 2007, down from 34% in 2005.

Newspapers managed solely by us – The markets in which we publish and solely manage daily newspapers and the circulation of these daily newspapers is as follows:

(in thousands) (1)

Newspaper	2007	2006	2005	2004	2003
Abilene (TX) Reporter-News	30	31	30	33	33
Anderson (SC) Independent-Mail	34	35	36	37	38
Corpus Christi (TX) Caller-Times	52	52	50	58	61
Evansville (IN) Courier & Press	66	66	66	66	69
Henderson (KY) Gleaner	10	10	10	10	10
Kitsap (WA) Sun	29	30	30	30	30
Knoxville (TN) News Sentinel	116	117	117	120	121
Memphis (TN) Commercial Appeal	152	156	165	172	173
Naples (FL) Daily News	56	58	58	57	57
Redding (CA) Record-Searchlight	32	34	35	35	35
San Angelo (TX) Standard-Times	25	25	25	26	27
Treasure Coast (FL) News/Press/Tribune	102	102	100	102	100
Ventura County (CA) Star	85	86	89	92	93
Wichita Falls (TX) Times Record News	29	30	30	32	32
Total Daily Circulation	819	831	842	869	878

Circulation information for the Sunday edition of our newspapers is as follows:

(in thousands)(1)

Newspaper	2007	2006	2005	2004	2003
Abilene (TX) Reporter-News	39	39	40	42	42
Anderson (SC) Independent-Mail	38	40	41	43	44
Corpus Christi (TX) Caller-Times	71	71	71	76	78
Evansville (IN) Courier & Press	87	88	89	92	97
Henderson (KY) Gleaner	12	12	11	12	12
Kitsap (WA) Sun	32	33	33	33	34
Knoxville (TN) News Sentinel	145	147	150	153	155
Memphis (TN) Commercial Appeal	193	204	216	236	235
Naples (FL) Daily News	63	67	70	69	69
Redding (CA) Record-Searchlight	35	37	39	39	40
San Angelo (TX) Standard-Times	29	30	30	31	32
Treasure Coast (FL) News/Press/Tribune (2)	112	113	112	115	113
Ventura County (CA) Star	95	99	100	106	107
Wichita Falls (TX) Times Record News	32	34	35	36	36
Total Sunday Circulation	984	1,014	1,036	1,083	1,093

(1) Based on Audit Bureau of Circulation Publisher's Statements ("Statements") for the six-month periods ended September 30, except figures for the Naples Daily News and the Treasure Coast News/Press/Tribune, which are from the Statements for the twelve-month periods ended September 30.

(2) Represents the combined Sunday circulation of the Stuart News, the Vero Beach Press Journal and the Ft. Pierce Tribune.

Our newspaper publishing strategy seeks to create local media franchises anchored by the market's principal daily newspaper. Each newspaper manages its own news coverage, sets its own editorial policies and establishes local business practices. Our corporate staff sets the basic business, accounting and reporting policies, and provides other services and quality control. Additionally, certain centralized functions such as newsprint and paper procurement activities and information technology processes provide support for all of our newspapers.

We believe each of our newspapers has an excellent reputation for journalistic quality and content and that our newspapers are the leading source of local news and information in their markets. This strong brand recognition attracts readers and provides access to an audience which we sell to advertisers.

Over the years we have supplemented our daily newspapers with an array of niche products, including direct-mail advertising, total market coverage publications, zoned editions, youth-oriented specialty publications, and event-based publications. These product offerings allow existing advertisers to reach their target audience in multiple ways, while also giving us an attractive portfolio of products with which to acquire new clients, particularly small and mid-sized advertisers. While we strive to make such publications profitable in their own right, they also help retain advertising in the daily newspaper.

Our newspapers also operate Internet sites, offering users information, comprehensive news, advertising, e-commerce and other services. Online advertising, particularly classified advertising has become one of the fastest growing revenue sources at our newspapers. Together with the mass reach of the daily newspaper, the Internet sites and niche publications enable us to maintain our position as a leading media outlet in each of our newspaper markets.

To protect and enhance our market position we must continually launch new products, offer good, relevant local content, ensure quality service, invest in new technology and cross-brand our newspapers, Internet sites and niche publications. We expect to continue to expand and enhance our online services and to use our local news platform to launch new products, such as streaming video or audio.

Advertising provided approximately 80% of newspaper segment operating revenues in 2007. Newspaper advertising includes Run-of-Press ("ROP") advertising, preprinted inserts, advertising on our Internet sites, advertising in niche publications, and direct mail. ROP advertisements, located throughout the newspaper, are classified into one of three categories: local, classified or national. Local ROP refers to any advertising purchased by in-market advertisers that is not included in the paper's classified section. Classified ROP includes all auto, real estate and help-wanted advertising and other ads listed together in sequence by the nature of the ads. National ROP refers to any advertising purchased by businesses that operate beyond our local market and who typically procure advertising from numerous newspapers by using advertising agency services. Preprint advertisements are generally printed by advertisers and inserted into the newspaper. Internet advertising ranges from simple static banners and listings appearing on a Web page to more complex, interactive, animated and video advertisements.

Advertising revenues on a given volume of local and national ROP advertisements are generally greater than the revenues earned on the same volume of preprinted and other advertisements. Most of our newspaper markets have experienced a consolidation of retail department stores and the growth of discount retailers. Discount retailers do not traditionally rely on newspaper ROP advertising to deliver their commercial messages. The combination of these trends has resulted in a shift in advertiser demand away from the purchase of local ROP advertising and to the purchase of pre-printed advertising supplements. In response to changing advertising trends, we have launched new products in each of our markets and continually work to upgrade our advertising sales force by providing them with advanced training and innovative sales strategies. These techniques have been effective in generating advertising sales from new customers and replacing some of the lost advertising revenue from our traditional customers.

Advertising is generally sold based upon audience size, demographics, price and effectiveness. Advertising rates and revenues vary among our newspapers depending on circulation, type of advertising, local market conditions and competition. Each of our newspapers operate in highly competitive local media marketplaces, where advertisers and media consumers can choose from a wide range of alternatives, including other newspapers, radio, broadcast and cable television, magazines, Internet sites, outdoor advertising, directories and direct-mail products.

Typically, because it generates the largest circulation and readership, advertising rates and volume are higher on Sundays. Due to increased demand in the spring and holiday seasons, the second and fourth quarters have higher advertising revenues than the first and third quarters.

Circulation provided approximately 18% of newspaper segment operating revenues in 2007. Circulation revenues are produced from selling home-delivery subscriptions of our newspapers and single-copy sales sold at retail outlets and vending machines. Our newspapers seek to provide quality, relevant local news and information to their readers. We compete with other news and information sources, such as television stations, radio stations and other print and Internet publications as a provider of local news and information.

Employee costs accounted for approximately 51% of segment costs and expenses in 2007. Our workforce is comprised of a combination of non-union and union employees. See "Employees."

We consumed approximately 115,000 metric tons of newsprint in 2007. Newsprint is a basic commodity and its price is sensitive to changes in the balance of worldwide supply and demand. Mill closures and industry consolidation have decreased overall newsprint production capacity and increased the likelihood of future price increases.

We also operate Media Procurement Services ("MPS"), a wholly-owned subsidiary company. MPS provides newsprint and other paper procurement services for both our newspapers and other non-affiliated newspapers and printers. By combining the purchasing requirements of several companies for newsprint and other services, MPS is able to negotiate more favorable pricing with newsprint producers. MPS purchases newsprint from various suppliers, many of which are Canadian. Based on our expected newsprint consumption, we believe our supply sources are sufficient.

Newspapers operated under JOAs and partnerships – Through December 31, 2007, three of our newspapers were operated pursuant to the terms of JOAs. The Newspaper Preservation Act of 1970 provides a limited exemption from anti-trust laws, permitting competing newspapers in a market to combine their sales, production and business operations in order to reduce aggregate expenses and take advantage of economies of scale, thereby allowing the continued operation of both newspapers in that market.

Each newspaper maintains a separate and independent editorial operation.

In the third quarter of 2007, we announced that we were seeking a buyer for The Albuquerque Tribune and intended to close the newspaper if a qualified buyer was not found. In February 2008, we announced that we will close the newspaper and that the Albuquerque Tribune will publish its final edition on February 23, 2008. We also reached an agreement with the Journal Publishing Company, the publisher of the Albuquerque Journal ("Journal"), to terminate the Albuquerque joint operating agreement between the Journal and our Albuquerque Tribune newspaper following the closure of our newspaper. Under an amended agreement with the Journal Publishing Company, we will continue to own an approximate 40% residual interest in the Albuquerque Publishing Company, G.P. (the "Partnership"). The Partnership will direct and manage the operations of the continuing Journal newspaper and we will receive a share of the Partnership's profits commensurate with our residual interest.

Gannett Co. Inc. ("Gannett") terminated the Cincinnati JOA upon its expiration in December 2007 and we ceased publication of our newspapers that participated in the Cincinnati JOA at the end of the year.

In 2006, we formed a partnership with MediaNews Group, Inc. ("MediaNews") that operates certain of both companies' newspapers in Colorado, including their editorial operations. We receive a share of the partnerships' profits equal to our 50% residual interest.

Information regarding the markets in which we publish a daily newspaper pursuant to the terms of a JOA and the daily circulation of these newspapers are as follows:

(in thousands) (1)

Newspaper	2007	2006	2005	2004	2003
Albuquerque (NM) Tribune	10	11	12	13	15
Cincinnati (OH) Post	27	30	34	39	45
Denver (CO) Rocky Mountain News (2)	225	256	263	275	289
Total Daily Circulation	262	297	310	328	348

Sunday circulation information is as follows:

(in thousands) (1)

Newspaper	2007	2006	2005	2004	2003
Denver (CO) Rocky Mountain News (2)	600	694	725	751	786

(1) Based on Audit Bureau of Circulation Publisher's Statements for the six-month periods ended September 30.

(2) The Denver JOA publishes the Rocky Mountain News and the Denver Post Monday through Friday, and a joint newspaper on Saturday and Sunday. Reported daily circulation represents the Monday through Friday circulation of the Rocky Mountain News.

The JOAs generally provide for automatic renewals unless an advance termination notice ranging from two to five years is given by either party.

The combined sales, production and business operations of the newspapers are either jointly managed or are solely managed by one of the newspapers. The combined operations of the Denver newspapers are jointly managed by the partners. We have no management responsibilities for the combined operations of the Albuquerque JOA .

The operating profits earned from the combined operations of each newspaper in a JOA are distributed to the partners in accordance with the terms of the joint operating agreement. We receive a 50% share of the Denver JOA profits, a 40% share of the Albuquerque JOA profits, and received about a 20% to 25% share of the Cincinnati JOA profits.

Our share of the operating profits of the combined newspaper operations in each JOA market and our newspaper partnerships is affected by similar operational, economic and competitive factors included in the discussion of newspapers managed solely by us.

Broadcast Television

Broadcast television includes six ABC-affiliated stations, three NBC-affiliated stations and one independent. Our television stations reach approximately 10% of the nation's television households.

Our broadcast television stations provided approximately 13% of our total operating revenues in 2007, down from 15% in 2005.

Information concerning our broadcast television stations, their network affiliations and the markets in which they operate is as follows:

Station	Market	Network Affiliation/ DTV Channel	Affiliation Expires in/ DTV Service Commenced	FCC License Expires in	Rank of Mkt (1)	Stations in Mkt (2)	Station Rank in Mkt (3)	Percentage of U.S. Television Households in Mkt (4)	Average Audience Share (5)
WXYZ-TV	**Detroit, Ch. 7**	ABC	2010	2005 (6)	11	9	1	1.7%	14
	Digital Service Status	41	1998						
WFTS-TV	**Tampa, Ch. 28**	ABC	2010	2013	13	13	4	1.6%	7
	Digital Service Status	29	1999						
KNXV-TV	**Phoenix, Ch. 15**	ABC	2010	2006 (6)	12	15	4	1.6%	7
	Digital Service Status	56	2000						
WEWS-TV	**Cleveland, Ch. 5**	ABC	2010	2005 (6)	17	9	1	1.4%	11
	Digital Service Status	15	1999						
WMAR-TV	**Baltimore, Ch. 2**	ABC	2010	2012	24	6	3	1.0%	6
	Digital Service Status	52	1999						
KSHB-TV	**Kansas City, Ch. 41**	NBC	2010	2006 (6)	31	8	4	0.8%	7
	Digital Service Status	42	2003						
KMCI-TV	**Lawrence, Ch. 38**	Ind.	N/A	2014	31	8	5	0.8%	2
	Digital Service Status	36	2003						
WCPO-TV	**Cincinnati, Ch. 9**	ABC	2010	2005 (6)	33	7	2	0.8%	13
	Digital Service Status	10	1998						
WPTV-TV	**W. Palm Beach, Ch. 5**	NBC	2010	2005 (6)	38	9	1	0.7%	13
	Digital Service Status	55	2003						
KJRH-TV	**Tulsa, Ch. 2**	NBC	2010	2006 (6)	60	10	3	0.5%	7
	Digital Service Status	56	2002						

All market and audience data is based on the November Nielsen survey.

(1) Rank of Market represents the relative size of the television market in the United States.

(2) Stations in Market does not include public broadcasting stations, satellite stations, or translators which rebroadcast signals from distant stations.

(3) Station Rank in Market is based on Average Audience Share as described in (5).

(4) Represents the number of U.S. television households in Designated Market Area as a percentage of total U.S. television households.

(5) Represents the number of television households tuned to a specific station from 6 a.m. to 2 a.m. each day, as a percentage of total viewing households in the Designated Market Area.

(6) Renewal application pending. Under FCC rules, a license automatically is extended pending FCC processing and granting of the renewal application. Historically, we have been successful in renewing our expiring FCC licenses.

Our broadcast television strategy is to optimize the ratings, revenue and profit potential of each of our stations. Local news talent and the effective promotion of network and syndicated programs are the primary drivers of the ratings, revenue and profitability of our stations. In addition, we operate Internet sites covering each of our broadcast television markets. Our Internet sites provide supplemental news, weather, and entertainment content. We believe the opportunities afforded by digital media, such as digital multi-casting, streaming video, video-on-demand and podcasts of local news and information programs are important to our future success. We also believe that there is demand for real-time news, particularly traffic and weather, delivered to mobile devices such as cell phones and personal digital assistants (PDAs). We devote substantial energy and resources to integrating such media into our business.

National television networks offer a variety of programs to affiliated stations, which have a limited right of first refusal before such programming may be offered to other television stations in the same market. Networks sell most of the advertising within the programs and compensate affiliated stations for carrying network programming. The network affiliation agreements for our nine affiliated stations are not due to expire until 2010.

In addition to network programming, our broadcast television stations produce their own programming and air programming licensed from a number of different independent program producers and syndicators. News is the primary focus of our locally produced programming. To differentiate our programming from that of national networks available on cable and satellite television and other entertainment media, our stations have emphasized and increased hours dedicated to local news and entertainment.

The sale of local, national and political commercial spots accounted for 95% of broadcast television segment operating revenues in 2007. In addition to advertising time, we also offer additional marketing opportunities, including sponsorships, community events, and advertising on our Internet sites.

Advertising revenues are also influenced by various cyclical factors, particularly the political cycle. Advertising revenues dramatically increase during even-numbered years, when congressional and presidential elections occur. Advertising revenues also are affected by whether our stations are affiliated with the national networks broadcasting major events, such as the Olympics or the Super Bowl. Due to increased demand in the spring and holiday seasons, the second and fourth quarters normally have higher advertising revenues than our first and third quarters.

Our television stations compete for advertising revenues primarily with other local media, including other local television stations, radio stations, cable television systems, newspapers, other Internet sites and direct mail. Competition for advertising revenue is based upon audience size and share, demographics, price and effectiveness.

The price of syndicated programming is directly correlated to the programming demands of other television stations within our markets. Syndicated programming costs were 20% of total segment costs and expenses in 2007.

Our broadcast television stations require studios to produce local programming and traffic systems to schedule programs and to insert advertisements within programs. Our stations also require towers upon which broadcasting transmitters and antenna equipment are located.

Employee costs accounted for 53% of segment costs and expenses in 2007.

Federal Regulation of Broadcasting – Broadcast television is subject to the jurisdiction of the FCC pursuant to the Communications Act of 1934, as amended ("Communications Act"). The Communications Act prohibits the operation of broadcast television stations except in accordance with a license issued by the FCC and empowers the FCC to revoke, modify and renew broadcast television licenses, approve the transfer of control of any entity holding such licenses, determine the location of stations, regulate the equipment used by stations and adopt and enforce necessary regulations. The FCC also exercises limited authority over broadcast programming by, among other things, requiring certain children's programming and limiting commercial content therein, regulating the sale of political advertising, and restricting indecent programming.

Broadcast television licenses are granted for a term of up to eight years and are renewable upon request, subject to FCC review of the licensee's performance. At the present time, seven of our stations' applications for license renewal are pending. While there can be no assurance regarding the renewal of our broadcast television licenses, we have never had a license revoked, have never been denied a renewal, and all previous renewals have been for the maximum term.

FCC regulations govern the multiple ownership of television stations and other media. Under the FCC's current rules (as modified by Congress with respect to national audience reach), a license for a television station will generally not be granted or renewed if the grant of the license would result in (i) the applicant owning more than one television station, or in some markets under certain conditions, more than two television stations in the same market, or (ii) the grant of the license would result in the applicant's owning, operating, controlling, or having an interest in television stations whose total national audience reach exceeds 39% of all television households. The FCC also has generally prohibited "cross ownership" of a television station and a daily newspaper in the same community, but the FCC recently completed its Congressionally-mandated periodic review of its ownership rules and determined to relax this cross ownership ban in the largest television markets. Close Congressional and court review of this action is anticipated.

The FCC has adopted a series of orders to implement the ongoing transition from an analog system of broadcast television to a digital transmission system. It granted most television stations a second channel on which to begin offering digital service, and each of our broadcast stations now offer digital as well as analog broadcast service. Congress has set February 17, 2009, as the firm deadline for completing the digital transition and the return of broadcasters' analog spectrum.

A significant number of technical, regulatory and market-related issues remain unresolved regarding the transition to digital television. These issues include some continuing uncertainty about how the FCC will manage the final stages of the transition; whether the FCC will adopt new rules further affecting broadcasters' use of their digital spectrum; when and how Congress or the FCC will further address cable and satellite carriage of digital broadcast programming; concerns over protecting broadcasters' digital signal coverage, including protecting broadcast signals from harmful interference from new users of former broadcast spectrum; protecting digital broadcast signals from illegal copying and distribution; and uncertainty over the level of consumer demand for new digital services. We cannot predict the effect of these uncertainties on our offering of digital service or our business.

Broadcast television stations generally enjoy "must-carry" rights on any cable television system defined as "local" with respect to the station. Stations may waive their must-carry rights and instead negotiate retransmission consent agreements with local cable companies. Similarly, satellite carriers, upon request, are required to carry the signal of those television stations that request carriage and that are located in markets in which the satellite carrier chooses to retransmit at least one local station, and satellite carriers cannot carry a broadcast station without its consent. The FCC has recently determined that cable operators will be required to carry both a digital and an analog version of broadcasters' signals for three years after the digital transition if necessary to provide all their subscribers with access to broadcasters' signals, but the FCC declined to require carriage of the multiple program streams that broadcasters can present with digital technology. This decision is under appeal. The FCC has not yet addressed satellite carriers' obligations to carry local stations' digital signals except per congressional direction in Hawaii and Alaska.

The Company has generally elected to negotiate long-term retransmission consent agreements with the major cable operators and satellite carriers for our network-affiliated stations, while independent station KMCI relies on its must-carry rights. The FCC is currently examining whether it is appropriate to continue to allow broadcasters to seek the carriage of affiliated program channels in connection with granting retransmission consent. We cannot predict the outcome of this proceeding or its possible impact on the Company.

During recent years, the FCC has substantially increased its scrutiny of broadcasters' programming practices. In particular, it has heightened enforcement of the restrictions on indecent programming. Congress' decision to greatly increase the financial penalty for airing such programming has at the same time increased the threat to broadcasters from such enforcement. In addition, the FCC has recently adopted new regulations requiring broadcasters to maintain more detailed records of their public service programming and to make such information more accessible to the public via their web sites. The FCC is also considering imposing more specific obligations with respect to broadcasters' programming service to their local communities. We cannot predict the outcome of this proceeding or its possible impact on the Company.

Interactive Media

Interactive media includes our online comparison shopping services, Shopzilla and uSwitch. Shopzilla, acquired on June 27, 2005, operates a comparison shopping service that helps consumers find products offered for sale on the Web by online retailers. uSwitch, acquired on March 16, 2006, operates an online comparison service that helps consumers compare prices and arrange for the purchase of a range of essential home services including gas, electricity, home phone, broadband Internet and personal finance products primarily in the United Kingdom. Interactive media produced 10% of our total operating revenues in 2007.

Shopzilla operates its comparison shopping service on proprietary Web sites, including Shopzilla.com and BizRate.com, in the United States, United Kingdom, France and Germany. Shopzilla also operates the BizRate consumer feedback network that collects millions of consumer reviews of stores each year. Shopzilla aggregates and organizes information on millions of products from thousands of retailers. Consumers use the information on our site to search for products and then narrow their choices by the specific criteria that match their needs. These criteria include price, brand, product reviews, and other product attributes. Our comparison shopping service enables consumers to find and compare products online conveniently and effectively, reducing the need to visit the Internet sites of multiple online merchants. We provide consumers with a deep link to the Internet site of participating merchants, enabling consumers to quickly purchase products in which they have an interest. Our service enables merchants to generate sales cost-effectively by connecting them with consumers who are actively shopping for their products and services.

Online shopping in the United States continues to increase as consumers become more aware and accepting of its convenience and ease. At the same time, search engines and other online tools that assist consumers are being utilized on an increased basis

Our service is free to the consumer. Shopzilla earns revenue primarily from referrals provided to participating online merchants and through participation in general search engine sponsored link programs. Lead referrals occur when consumers using our site click through to participating online retailers. Through sponsored link programs, we display listings from search engine advertisers as part of our service and we receive a share of the revenues earned by the search engine when consumers visit the advertisers' Web sites. Our operating results are dependent upon our ability to continually attract customers to our Internet site in a cost effective manner and provide relevant product and merchant information to consumers.

The volume of referrals and the average revenue per referral are influenced by factors such as seasonality and merchant mix. The holiday season generally drives an increase in online shopping, and, therefore, our revenues in the fourth quarter are typically higher than in other quarters.

Marketing costs intended to attract traffic to our comparison shopping sites and costs to operate and develop our Internet sites are our primary expenses.

Consumers enter our site directly and come to our site through links from general search engines and other Internet sites. We also purchase performance-based advertising from search engines and other Internet sites to expose our brand to consumers who are researching areas in which we provide services. This advertising generally consists of keyword-based purchases, generally pursuant to contracts which we may terminate on 30 days notice. We continually monitor our keyword campaigns and adjust them to achieve better results. We also enter into distribution agreements with companies that wish to feature our comparison shopping content on their Web sites. We either pay these companies a cost-per-click fee, or share the revenues we charge our merchants when consumers link from these distribution partner Web sites to a merchant Web site.

uSwitch is a free, impartial online and phone-based comparison and switching service that helps customers compare prices on a range of services including gas, electricity, home phone, broadband providers and personal finance products. Our aim is to help customers take advantage of the best prices and services offered by suppliers. The company has developed a series of calculators that evaluate a number of key factors including price, location, service and payment method, and advises customers on the best deal to suit their needs.

uSwitch has agreements with suppliers across all our services, and we earn revenue by providing suppliers with complete switches or referrals. We earn a commission for each switch or referral based on the terms of the contract with the suppliers. Our commercial relationships are in place to help make the switching process as convenient as possible for our customers, and in some cases we can offer exclusive deals that are not available directly from the supplier. They also enable us to keep this a free service.

uSwitch's revenues continue to be highly concentrated in energy related switches. Approximately 63% of uSwitch's revenues was generated from energy related switches in 2007. Accordingly, uSwitch's operating results are positively impacted during times of rising energy prices in the United Kingdom which generally correlates to increased switching activity. Conversely, uSwitch's operating results are adversely impacted when energy prices in the United Kingdom are falling.

We compete for both consumer and merchant users of our service. We compete for consumers on the basis of brand recognition, coverage of products and merchants, quality of information and ease of use. We compete for merchants on the basis of the quantity of lead referrals, the likelihood that those lead referrals will convert into purchases, our ability to help merchants measure the results of their marketing expenditures on our service, and our ability to help them optimize such expenditures. Any service that helps consumers find, compare or buy products and services is a competitor to us.

Licensing and Other Media

Licensing and other media aggregates operating segments that are too small to report separately, and primarily includes syndication and licensing of news features and comics. Under the trade name United Media, we distribute news columns, comics and other features for the newspaper industry. Newspapers typically pay a weekly fee for their use of the features. Included among these features is "Peanuts," one of the most successful strips in the history of comic art.

United Media owns and licenses worldwide copyrights relating to "Peanuts," "Dilbert" and other properties for use on numerous products, including plush toys, greeting cards and apparel, for promotional purposes and for exhibit on television and other media. Charles Schulz, the creator of "Peanuts," died in February 2000. We continue syndication of previously published "Peanuts" strips and retain the rights to license the characters. "Peanuts" provides approximately 94% of our licensing revenues. Licensing of comic characters in Japan provides approximately 42% of our international licensing revenues, which are approximately $50 million annually.

Merchandise, literary and exhibition licensing revenues are generally a negotiated percentage of the licensee's sales. We generally negotiate a fixed fee for the use of our copyrighted characters for promotional and advertising purposes. We generally pay a percentage of gross syndication and licensing royalties to the creators of these properties.

We also represent the owners of other copyrights and trademarks, including Raggedy Ann and Precious Moments, in the U.S. and international markets. Services offered include negotiation and enforcement of licensing agreements and collection of royalties. We typically retain a percentage of the licensing royalties.

Employees

As of December 31, 2007, we had approximately 8,500 full-time equivalent employees, of whom approximately 4,800 were with newspapers, 1,300 with Scripps Networks, 1,600 with broadcast television, 500 with Interactive media and 100 with licensing and other media. Various labor unions represent approximately 1,100 employees, primarily in newspapers. We have not experienced any work stoppages at our current operations since 1985. We consider our relationships with our employees to be generally satisfactory.

Item 1A. Risk Factors

For an enterprise as large and complex as ours, a wide range of factors could materially affect future developments and performance. In addition to the factors affecting specific business operations, identified elsewhere in this report, the most significant factors affecting our operations include the following:

The planned separation of the E.W. Scripps Company is contingent upon the satisfaction of a number of conditions, may require significant time and attention of management, and may not achieve the intended results.
On October 16, 2007, Scripps announced that its Board of Directors unanimously authorized management to pursue a plan to separate into two publicly traded companies. The separation is contingent upon approval of the final plan by the Board of Directors and holders of Scripps' Common Voting Shares, a favorable ruling from the Internal Revenue Service on the tax-free nature of the transaction, the filing and effectiveness of a Form 10 registration statement with the Securities and Exchange Commission and other customary conditions. For these and other reasons, we cannot assure that the separation will be completed. Additionally, execution of the proposed separation will more than likely require significant time and attention of our management, which could distract management from the operation of our business and the execution of our other strategic initiatives. Further, if the separation is completed, it may not achieve the intended goal of creating value for our shareholders over the long term.

Changes in economic conditions in the United States, the regional economies in which we operate or in specific economic sectors could adversely affect the profitability of our businesses.
Approximately 80% of our revenues in 2007 were derived from marketing and advertising spending by businesses operating in the United States. Advertising and marketing spending is sensitive to economic conditions, and tends to decline in recessionary periods. A decline in economic conditions could reduce advertising prices and volume, resulting in a decrease in our advertising revenues. A decline in economic conditions could also impact consumer discretionary spending. Such a reduction in consumer spending may impact the volume of online shopping, which could adversely affect our comparison shopping business.

Advertising and marketing spending by our customers is subject to seasonal and cyclical variations.
Due to increased demand in the spring and holiday seasons, the second and fourth quarters normally have higher advertising revenues than our first and third quarters. Referral fee revenues are highest in the fourth quarter due in part to increased online shopping during the holiday season. In addition, advertising revenues in even-numbered years benefit from political advertising. If a short-term negative impact on our business was to occur during a time of high seasonal demand, there could be a disproportionate effect on the operating results of that business for the year.

We face significant competition for advertising and marketing revenues.
All of our marketing service businesses are subject to competition for advertising and marketing revenues. We compete for advertising revenues with other local and national media, including television networks, television stations, radio stations, newspapers, Internet sites and direct mail. Advertising is sold on the basis of audience size and demographics, price and effectiveness. Audience size and demographics are generally related to our success in creating news and entertainment content whose success depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of our businesses depends on our ability to consistently create content and programming that meets these changing preferences. If our product offerings do not achieve sufficient consumer acceptance, our audience share may be adversely affected. Declines in such audience shares could result in a reduction in advertising revenue.

Our interactive media businesses compete for marketing service revenues with other comparison shopping services, general search engines, and other providers of information on shopping and essential home services. Our ability to maintain our relationship with participating retailers and service providers is largely dependent on our ability to provide them a cost effective means of attracting customers.

In order to maintain the confidence of participating retailers, our online comparison shopping services must monitor and detect "click fraud" by persons seeking to increase the fees paid by participating retailers rather than to view the merchandise. If we are unable to detect and stop it, click fraud could damage our brand and could result in the return of referral fees to participating retailers.

Our traditional media businesses face substantial competition for advertising revenues with non-traditional digital media.

Competition for advertising revenue is increasingly intense with digital media platforms. The popularity of the Internet and low barriers to entry have led to a wide variety of alternatives available to advertisers and consumers. As media audiences fragment, advertisers are increasing the portion of their advertising budgets allocated to non-traditional media, such as Internet sites and search engines. Internet sites and search engines can offer more measurable returns than traditional media advertising through pay-for-performance and keyword-targeted advertising. We also compete with companies that sell products and services online because these companies are trying to attract users to their Internet sites directly to search for information about their products and services.

In recent years, Internet sites dedicated to help-wanted, real estate and automotive have become significant competitors for classified advertising. Entities with a large Internet presence are entering the classified market, heightening the risk of continued erosion. Although the amount of advertising on our Internet sites has been increasing, we may experience a decline in advertising revenues if we are unable to attract advertising to our Internet sites in sufficient volume or at rates comparable to that of our traditional media businesses.

Decreases, or slow growth, in circulation adversely affects our circulation revenues and also our advertising revenues.

In recent years the newspaper industry has experienced decreases in circulation volume and revenues. The declines are due, in part, to competition from other forms of media, particularly the Internet. Regular newspaper buying has declined, particularly among young people who increasingly rely on the Internet and other non-traditional media for news. The increased use of such non-traditional media, which is often available at no cost, challenges the traditional media model, in which quality journalism and content is primarily supported by advertising revenues.

A prolonged decline in circulation copies could have an effect on the rate and volume of advertising, which are dependent on the size and demographics of the audience we provide to our advertisers.

Television viewing audiences have fragmented, and further fragmentation could adversely affect our advertising revenues.

The broad distribution of cable and satellite television has greatly increased the options available to the viewing public. In addition, technological advancements in the video, telecommunications and data services industry are occurring rapidly. Advances in technologies such as personal video recorders, video-on-demand and streaming video on broadband Internet connections enable viewers to time-shift programming or to skip commercial messages. These changes have subjected Scripps Networks and our broadcast television stations to increased competition and to new types of competition for both viewers and advertising revenues.

Continued fragmentation of the television audience and technological developments could affect the viewership levels of our television businesses. Reductions in viewership levels could result in decreases in advertising revenues. Our ability to anticipate and adapt to changes in technology and consumer tastes on a timely basis and exploit new sources of revenue from these changes is critical to our ability to increase our advertising revenues and remain competitive.

We purchase keyword advertising on general search engines to attract consumers to our interactive media Web sites.

We attract traffic to our interactive media Web sites through search results displayed by Google, Yahoo! and other popular general search engines. Search engines typically provide two types of search results, algorithmic listings and sponsored listings. We rely on both algorithmic and sponsored listings to attract consumers to our comparison shopping Internet sites.

Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. Modification of such algorithms may result in fewer consumers clicking through to our Internet sites.

We also rely on purchased listings to attract consumers to our Web sites. Many general search engines also operate Internet shopping services. Modification or termination of our contractual relationships with general search engines to purchase keyword advertising could result in fewer consumers clicking through to our Internet site. We may incur additional expenses to replace this traffic.

Approximately 40% of our referral fee revenues in 2007 were with a general search engine and a change in this relationship could harm our business.

We are currently operating under an agreement with a general search engine to participate in its sponsored links program. Under the agreement, which expires in October 2008, we display listings from the search engine's advertisers as a part of our service and we receive a share of the revenues earned by the search engine when consumers visit the advertisers' Web sites. Our revenues could be affected if this agreement is not renewed upon expiration or if the agreement is not renewed on similar terms.

Our interactive media businesses are subject to online security risks, including security breaches and identity theft.

Our interactive media businesses transmit confidential information over public networks. A significant number of participating retailers authorize us to bill their credit cards directly for referrals provided to the retailer. Consumers switching essential home services provide sensitive personal data when completing contracts with the service providers. We rely upon encryptions and authentication technology provided by third parties to secure transmission of such confidential information.

Our Web site infrastructure is vulnerable to computer viruses and similar disruptions, and we may be subject to "denial-of-service" attacks that might make our Web sites unavailable for periods of time.

Scripps Networks is dependent upon the maintenance of distribution agreements with cable and satellite distributors on acceptable terms.

We enter into long-term contracts for the distribution of our networks on cable and satellite television systems. Our long-term distribution arrangements enable us to reach a large percentage of cable and direct broadcast satellite households across the United States. As these contracts expire, we must renew or renegotiate them. If we are unable to renew them on acceptable terms, we may lose distribution rights.

The loss of a significant number of affiliation arrangements on basic programming tiers could reduce the distribution of our national television networks, thereby adversely affecting affiliate fee revenue, and potentially impacting our ability to sell advertising or the rates we charge for such advertising.

Our networks that are carried on digital tiers are dependent upon the continued upgrade of cable systems to digital capability and the public's continuing acceptance of, and willingness to pay for upgrades to digital cable as well as our ability to negotiate favorable carriage agreements on widely accepted digital tiers.

Consolidation among cable television system operators has given the largest cable and satellite television systems considerable leverage in their relationship with programmers. In 1996, the two largest cable television system operators provided service to approximately 22% of households receiving cable or satellite television service. They provide service to approximately 43% of these households today, with the two largest satellite television operators providing service to an additional 31% of such households.

Continued consolidation within the industry could reduce the number of distributors available to carry our programming, subject our affiliate fee revenue to greater volume discounts, and further increase the negotiating leverage of the cable and satellite television system operators.

The loss of affiliation agreements could adversely affect our broadcast television stations' results of operations.

Our broadcast television station business owns and operates ten television stations. Six of the stations are affiliated with ABC and three are affiliated with NBC. These television networks produce and distribute programming in exchange for each of our stations' commitment to air the programming at specified times and for commercial announcement time during the programming.

The non-renewal or termination of any of our network affiliation agreements, all of which expire in 2010, would prevent us from being able to carry programming of the relevant network. This loss of programming would require us to obtain replacement programming, which may involve higher costs and which may not be as attractive to our target audiences, resulting in reduced revenues.

We continue to develop new products and services for evolving markets. There can be no assurance of the success of these efforts due to a number of factors, some of which are beyond our control.

There are substantial uncertainties associated with our efforts to develop new products and services for evolving markets, and substantial investments may be required. Initial timetables for the introduction and development of new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as the development of competitive alternatives, rapid technological change, regulatory changes and shifting market preferences, may cause new markets to move in unanticipated directions.

We cannot be certain that we will be successful in integrating businesses we may acquire with our existing businesses.

We may grow through acquisitions in certain markets, and we may also consider the acquisition of businesses that fall outside our traditional lines of business. For example, in recent years we have acquired GAC, but have also acquired Shopzilla and uSwitch which are outside our traditional lines of business. Acquisitions involve risks, including difficulties in integrating acquired operations, diversions of management resources, debt incurred in financing such acquisitions and other unanticipated problems and liabilities. If we are unable to mitigate these risks, the integration and operations of an acquired business could be adversely impacted.

Macro economic factors may impede access to or increase the cost of financing our operations and investments.

Changes in U.S. and global financial and equity markets, including market disruptions and significant interest rate fluctuations, may make it more difficult for us to obtain financing for our operations or investments or increase the cost of obtaining financing. In addition, our borrowing costs can be affected by short and long-term debt ratings assigned by independent rating agencies which are based, in significant part, on our performance as measured by credit metrics such as interest coverage and leverage ratios. A decrease in these ratings could increase our cost of borrowing or make it more difficult for us to obtain financing.

Sustained increases in costs of pension and employee health and welfare benefits may reduce our profitability.

Employee compensation and benefits account for approximately 40% of our total operating expenses. In recent years, we have experienced significant increases in these costs as a result of macro economic factors beyond our control, including increases in health care costs, declines in investment returns on plan assets and changes in discount rates used to calculate pension and related liabilities. At least some of these macro economic factors may continue to put upward pressure on the cost of providing pension and medical benefits. Although we have actively sought to control increases in these costs, there can be no assurance that we will succeed in limiting cost increases, and continued upward pressure could reduce the profitability of our businesses.

We may not be able to protect intellectual property rights upon which our business relies, and if we lose intellectual property protection, we may lose valuable assets.

Our business depends on our intellectual property, including internally developed technology, data resources, brand identification and journalistic reputation. We attempt to protect these intellectual property rights through a combination of copyright, trade secret, patent and trademark law and contractual restrictions, such as confidentiality agreements. We also depend on our trade names and domain names. We file applications for patents, trademarks, and other intellectual property registrations, but we may not be granted such intellectual property protections. In addition, even if such registrations are issued, they may not fully protect all important aspects of our business and there is no guarantee that our business does not or will not infringe upon intellectual property rights of others. Furthermore, intellectual property laws vary from country to country, and it may be more difficult to protect and enforce our intellectual property rights in some foreign jurisdictions. In the future, we may need to litigate in the United States or elsewhere to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. This litigation could potentially be expensive and possibly divert the attention of our management.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our service, technology and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to protect and enforce our intellectual property rights, then we may not realize the full value of these assets, and our business may suffer.

We Could Suffer Losses Due to Asset Impairment Charges
We test our goodwill and intangible assets, including FCC licenses, for impairment during the fourth quarter of every year, and on an interim date should factors or indicators become apparent that would require an interim test, in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." If the fair value of a reporting unit or an intangible asset is revised downward due to declines in business performance, impairment under SFAS 142 could result and a non-cash charge could be required. This could materially affect our reported net earnings.

Our Common Voting shares are principally held by The Edward W. Scripps Trust, and this control could create conflicts of interest or inhibit potential changes of control.
We have two classes of stock: Common Voting shares and Class A Common shares. Holders of Class A Common shares are entitled to elect one-third of the Board of Directors, but are not permitted to vote on any other matters except as required by Ohio law. Holders of Common Voting shares are entitled to elect the remainder of the Board and to vote on all other matters. Our Common Voting shares are principally held by The Edward W. Scripps Trust, which holds 88% of the Common Voting shares. As a result, the trust has the ability to elect two-thirds of the Board of Directors and to direct the outcome of any matter that does not require a vote of the Class A Common shares. Because this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses, the market price of our Class A Common shares could be adversely affected.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Scripps Networks operates from an owned production and office facility in Knoxville. We also operate from a leased office facility in Knoxville and leased facilities in New York and Nashville. Substantially all equipment is owned by Scripps Networks.

We own substantially all of the facilities and equipment used in our newspaper operations.

We own substantially all of the facilities and equipment used by our broadcast television stations. We own, or co-own with other broadcast television stations, the towers used to transmit our television signal.

Interactive media operates from leased facilities in Los Angeles and London, as well as separate leased co-location facilities in Los Angeles and Houston. Substantially all of our equipment is owned by our interactive media businesses.

Item 3. Legal Proceedings

We are involved in litigation arising in the ordinary course of business, such as defamation actions and various governmental and administrative proceedings primarily relating to renewal of broadcast licenses, none of which is expected to result in material loss.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

Executive Officers of the Company - Executive officers serve at the pleasure of the Board of Directors.

Name	Age	Position
Kenneth W. Lowe	57	President, Chief Executive Officer and Director (since October 2000)
Richard A. Boehne	51	Chief Operating Officer (since March 2006), Executive Vice President (since 1999)
Anatolio B. Cruz III	49	Executive Vice President and General Counsel (since July 2007); Senior Vice President and General Counsel (2004 to 2007); Vice President, Deputy General Counsel and Assistant Secretary, BET Holdings, Inc. (1999 to 2004)
Joseph G. NeCastro	51	Executive Vice President and Chief Financial Officer (since March 2006); Senior Vice President and Chief Financial Officer (2002 to 2006)
Mark G. Contreras	46	Senior Vice President /Newspapers (since March 2006); Vice President/Newspaper Operations (2005 to 2006); Senior Vice President, Pulitzer, Inc. (1999 to 2004)
Mark S. Hale	49	Senior Vice President/Technology Operations (since August 2006); Vice President/Technology Operations (2005 to 2006); Executive Vice President of Scripps Networks, LLC (1998 to 2005)
John F. Lansing	50	Senior Vice President/Scripps Networks (since February 2006), President, Scripps Networks, LLC (since January 2005); Executive Vice President, Scripps Networks, LLC (January 2004 to January 2005); Senior Vice President/Television (2002 to 2005)
William B. Peterson	64	Senior Vice President/Television Station Group (since May 2004); Vice President/Station Operations (January 2004 to May 2004); Vice President/General Manager, WPTV-TV (2001 to 2004)
Jennifer L. Weber	41	Senior Vice President/Human Resources (since September 2005); Principal, Towers Perrin (2001 to 2005)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A Common shares are traded on the New York Stock Exchange ("NYSE") under the symbol "SSP." As of December 31, 2007, there were approximately 50,000 owners of our Class A Common shares, based on security position listings, and 19 owners of our Common Voting shares (which do not have a public market). We have declared cash dividends in every year since our incorporation in 1922. Future dividends are, however, subject to our earnings, financial condition and capital requirements.

The range of market prices of our Class A Common shares, which represents the high and low sales prices for each full quarterly period, and quarterly cash dividends are as follows:

Quarter	1st	2nd	3rd	4th	Total
2007					
Market price of common stock:					
High	$53.39	$47.22	$47.60	$46.35	
Low	42.56	41.50	37.89	41.17	
Cash dividends per share of common stock	$0.12	$0.14	$0.14	$0.14	$0.54
2006					
Market price of common stock:					
High	$50.63	$47.43	$48.02	$51.09	
Low	44.36	42.91	40.86	47.34	
Cash dividends per share of common stock	$0.11	$0.12	$0.12	$0.12	$0.47

Under a share repurchase program authorized by the Board of Directors on October 24, 2004, we are authorized to repurchase up to 5.0 million Class A Common shares. We did not repurchase any Class A Common shares during the fourth quarter of 2007. During the first three quarters of 2007, a total of 1.3 million shares were repurchased at prices ranging from $38 to $53 per share. As of December 31, 2007, we are authorized to repurchase 1.6 million additional shares. Due to the pending proposed separation of the Company, the repurchase of shares was suspended in the first quarter of 2008. There is no expiration date for the program and we are under no commitment or obligation to repurchase any particular amount of Class A Common shares under the program.

There were no sales of unregistered equity securities during the quarter for which this report is filed.

Performance Graph – Set forth below is a line graph comparing the cumulative return on the Company's Class A Common shares, assuming an initial investment of $100 as of December 31, 2002, and based on the market prices at the end of each year and assuming dividend reinvestment, with the cumulative return of the Standard & Poor's Composite-500 Stock Index and an Index based on a peer group of media companies.

Comparison of 5-year Cumulative Total Return Among the E.W. Scripps Company, S&P 500 Index and Peer Group Index


DOLLARS
200
175
150
125
100
75
50
25
0

	2002	2003	2004	2005	2006	2007
E.W. SCRIPPS	100	123.2	127.35	127.79	134.24	122.46
PEER GROUP INDEX	100	126.26	137.13	112.11	126.27	120.52
S&P 500 INDEX	100	128.68	142.69	149.7	173.34	182.87

Assumes $100 invested on Dec. 31, 2002
Assumes dividend reinvested
Fiscal year ending Dec. 31, 2007

We continually evaluate and revise our peer group index as necessary so that it is reflective of our Company's portfolio of businesses. As a result of our recent acquisitions of the online comparison shopping businesses, Shopzilla and uSwitch, and the continued growth of our national television networks, we revised our peer group index in 2006. The companies that comprise the new peer group are Belo Corporation, Discovery Holding Company, Gannett Co. Inc., IAC/Interactive Corporation, Media General, Inc., News Corporation, Viacom, Inc., and the Washington Post Company.

The peer group index is weighted based on market capitalization.

Item 6. Selected Financial Data

The Selected Financial Data required by this item is filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1 of this Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations required by this item is filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The market risk information required by this item is filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1 of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and Supplementary Data required by this item are filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1 of this Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Controls and Procedures required by this item are filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1 of this Form 10-K.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding executive officers is included in Part I of this Form 10-K as permitted by General Instruction G(3).

Information required by Item 10 of Form 10-K relating to directors is incorporated by reference to the material captioned "Election of Directors" in our definitive proxy statement for the Annual Meeting of Shareholders ("Proxy Statement"). Information regarding Section 16(a) compliance is incorporated by reference to the material captioned "Report on Section 16(a) Beneficial Ownership Compliance" in the Proxy Statement.

We have adopted a code of ethics that applies to all employees, officers and directors of Scripps. We also have a code of ethics for the CEO and Senior Financial Officers. This code of ethics meets the requirements defined by Item 406 of Regulation S-K and the requirement of a code of business conduct and ethics under NYSE listing standards. Copies of our codes of ethics are posted on our Web site at www.scripps.com.

Information regarding our audit committee financial expert is incorporated by reference to the material captioned "Corporate Governance" in the Proxy Statement.

The Proxy Statement will be filed with the Securities and Exchange Commission in connection with our 2008 Annual Meeting of Stockholders.

Item 11. Executive Compensation

The information required by Item 11 of Form 10-K is incorporated by reference to the material captioned "Compensation Discussion and Analysis" and "Compensation Tables" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of Form 10-K is incorporated by reference to the material captioned "Report on the Security Ownership of Certain Beneficial Owners", "Report on the Security Ownership of Management" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 of Form 10-K is incorporated by reference to the materials captioned "Corporate Governance" and "Report on Related Party Transactions" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 of Form 10-K is incorporated by reference to the material captioned "Report of the Audit Committee of the Board of Directors" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements and Supplemental Schedule

(a) The consolidated financial statements of Scripps are filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1.

The reports of Deloitte & Touche LLP, an Independent Registered Public Accounting Firm, dated February 29, 2008, are filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1.

(b) The Company's consolidated supplemental schedules are filed as part of this Form 10-K. See Index to Consolidated Financial Statement Schedules at page S-1.

Exhibits

The information required by this item appears at page E-1 of this Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE E. W. SCRIPPS COMPANY

Dated: February 29, 2008

By: /s/ Kenneth W. Lowe
Kenneth W. Lowe
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated, on February 29, 2008.

Signature	Title
/s/ Kenneth W. Lowe Kenneth W. Lowe	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Joseph G. NeCastro Joseph G. NeCastro	Executive Vice President and Chief Financial Officer
/s/ William R. Burleigh William R. Burleigh	Chairman of the Board of Directors
/s/ John H. Burlingame John H. Burlingame	Director
/s/ David A. Galloway David A. Galloway	Director
/s/ David M. Moffett David M. Moffett	Director
/s/ Jarl Mohn Jarl Mohn	Director
/s/ Nicholas B. Paumgarten Nicholas B. Paumgarten	Director
/s/ Jeffrey Sagansky Jeffrey Sagansky	Director
/s/ Nackey E. Scagliotti Nackey E. Scagliotti	Director
/s/ Paul K. Scripps Paul K. Scripps	Director
/s/ Ronald W. Tysoe Ronald W. Tysoe	Director
/s/ Julie A. Wrigley Julie A. Wrigley	Director

The E. W. Scripps Company
Index to Consolidated Financial Statement Information

Selected Financial Data
Eleven-Year Financial Highlights

(in millions, except per share data)

	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)	1998 (1)	1997 (1)
Summary of Operations (12)											
Operating revenues:											
Scripps Networks	$ 1,185	$ 1,052	$ 903	$ 724	$ 535	$ 415	$ 337	$ 296	$ 213	$ 133	$ 57
Newspapers	659	716	701	676	664	655	649	653	622	593	473
Broadcast television	326	364	318	342	304	305	278	343	312	331	331
Interactive Media	256	271	99								
Licensing and other media	92	95	106	104	105	90	89	97	93	89	80
Corporate	2	1									
Intersegment eliminations	(3)	(3)									
Total segment operating revenues	2,517	2,496	2,127	1,846	1,609	1,466	1,352	1,389	1,240	1,145	942
Divested operating units (1)								11	23	25	44
RMN pre-JOA operating revenues (2)							12	221	210	200	197
Boulder prior to formation of Colorado newspaper partnership (3)		2	28	28	27	27	28	34	32	30	10
Total operating revenues	$2,517	$2,498	$2,155	$1,874	$1,636	$1,493	$1,392	$1,654	$1,505	$1,401	$1,193
Segment profit (loss):											
Scripps Networks	$ 603	$ 517	$ 414	$ 304	$ 204	$ 125	$ 76	$ 69	$ 34	$ 6	($ 9)
Newspapers managed solely by us	136	189	204	201	222	227	218	228	233	220	184
JOAs and newspaper partnerships (10)	11	7	15	36	37	34	12	28	30	29	26
Boulder prior to formation of Colorado newspaper partnership (3)			4	4	5	5	4	10	8	7	2
Total newspapers	146	196	223	241	264	267	234	266	271	255	213
Broadcast television	84	121	88	108	85	98	80	129	96	118	128
Interactive Media	40	68	28								
Licensing and other media	11	13	19	17	19	17	15	16	13	12	10
Corporate	(67)	(60)	(42)	(38)	(32)	(28)	(19)	(20)	(18)	(16)	(16)
Intersegment eliminations											
Divested operating units (1)									1	1	(1)
Depreciation of PP&E	(83)	(71)	(63)	(56)	(56)	(56)	(54)	(68)	(65)	(64)	(53)
Amortization of other intangible assets	(49)	(44)	(20)	(2)	(3)	(4)	(5)	(4)	(4)	(5)	(2)
Gain on formation of Colorado newspaper partnership		4									
Gains (losses) on disposals of PP&E	(1)	(1)	(1)	(3)	(2)	(1)	(2)	(1)			(1)
Amortization of goodwill and other intangible assets with indefinite lives (4)							(38)	(36)	(35)	(35)	(22)
Write-down of goodwill and intangible assets (5)	(411)										
Gain on sale of production facility (6)				11							
Restructuring charges, including share of JOA restructurings (7)					(2)	4	(16)	(10)	(2)		
Interest expense	(38)	(56)	(39)	(31)	(32)	(28)	(39)	(52)	(45)	(47)	(19)
Other investment results, net of expenses (8)				15	(3)	(86)	5	(25)	1		(3)
Gains on divested operations (1)								6			48
Miscellaneous, net (9)	19	5	6	4	5	1	1	1	4		4
Income taxes (11)	(177)	(219)	(217)	(205)	(146)	(114)	(99)	(106)	(103)	(91)	(116)
Minority interests	(83)	(74)	(58)	(43)	(16)	(7)	(4)	(4)	(4)	(5)	(5)
Income (loss) from continuing operations	($ 6)	$ 397	$ 339	$ 323	$ 286	$ 188	$ 136	$ 162	$ 143	$ 129	$ 155
Per Share Data											
Income (loss) from continuing operations	($.03)	$2.41	$2.05	$1.96	$1.75	$1.16	$.85	$1.02	$.91	$.79	$.95
Cash dividends	.54	.47	.43	.39	.30	.30	.30	.28	.28	.27	.26
Market Value of Common Shares at December 31											
Per share	$45.01	$49.94	$48.02	$48.28	$47.07	$38.48	$33.00	$31.44	$22.41	$24.88	$24.22
Total	7,336	8,167	7,859	7,879	7,622	6,159	5,227	4,951	3,502	3,908	3,906

Certain amounts may not foot since each is rounded independently.

As a result of the two-for-one stock split authorized and distributed in the third quarter 2004, all share and per share amounts have been retroactively adjusted to reflect the stock split for all periods presented.

Eleven-Year Financial Highlights

(in millions)

	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)	1998 (1)	1997 (1)
Cash Flow Statement Data (12)											
Net cash provided by continuing operations	$ 612	$ 584	$ 428	$ 396	$ 347	$ 215	$ 204	$ 254	$ 191	$ 236	$ 190
Investing activity of continuing operations:											
Capital expenditures	(128)	(103)	(62)	(70)	(86)	(87)	(68)	(75)	(80)	(67)	(57)
Business acquisitions and investments	(33)	(398)	(547)	(140)	(5)	(17)	(102)	(139)	(70)	(29)	(745)
Proceeds from formation of Colorado newspaper partnership, net		20									
Other (investing)/divesting activity, net	(24)	19	13	12	7	15	16	62	33	10	31
Financing activity of continuing operations:											
Increase (decrease) in long-term debt, net	(261)	(61)	294	24	(216)	1	9	(54)	(1)	(4)	651
Dividends paid	(152)	(117)	(111)	(65)	(50)	(51)	(51)	(47)	(47)	(47)	(46)
Common stock retired	(58)	(65)	(37)				(22)	(5)	(35)	(108)	(26)
Other financing activity	1	39	20	42	31	29	16	6	1	6	4
Balance Sheet Data (12)											
Total assets	4,005	4,283	3,802	3,090	2,923	2,727	2,641	2,587	2,535	2,375	2,304
Long-term debt (including current portion)	505	766	826	533	509	725	724	715	769	771	773
Shareholders' equity	2,450	2,581	2,287	2,096	1,823	1,515	1,352	1,278	1,164	1,070	1,050

Note: Certain amounts may not foot since each is rounded independently.

Notes to Selected Financial Data

As used herein and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the terms "Scripps," "we," "our," or "us" may, depending on the context, refer to The E. W. Scripps Company, to one or more of its consolidated subsidiary companies, or to all of them taken as a whole.

The income statement and cash flow data for the eleven years ended December 31, 2007, and the balance sheet data as of the same dates have been derived from our audited consolidated financial statements. All per share amounts are presented on a diluted basis. The eleven-year financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere herein.

Operating revenues and segment profit (loss) represent the revenues and the profitability measures used to evaluate the operating performance of our business segments in accordance with Financial Accounting Standard No. ("FAS") 131. See page F-11.

(1) In the periods presented we acquired and divested the following:

Acquisitions

2007- Recipezaar.com, a user-generated recipe and community site. Pickle.com, a Web site that enables users to easily organize and share photos and videos from any camera or mobile phone device. Newspaper publications in Tennessee.

2006- uSwitch, a Web-based comparison shopping service that helps consumers compare prices and arrange for the purchase of a range of essential home services and personal finance products. Additional 4% interest in our Memphis newspaper and 2% interest in our Evansville newspaper. Newspaper publications in Texas and Florida.

2005- Shopzilla, a Web-based product comparison shopping service. Newspapers and other publications in Tennessee, California and Colorado.

2004- The Great American Country network.

2003- An additional interest of less than one percent in our Memphis newspaper.

2002- Additional 1.0% interest in Food Network and an additional interest of less than one percent in our Evansville newspaper.

2001- Additional 4.0% interest in Food Network and an additional interest of less than one percent in our Evansville newspaper.

2000- Daily newspapers in Ft. Pierce, Florida (in exchange for our newspaper in Destin, Florida, and cash) and Henderson, Kentucky; weekly newspaper in Marco Island, Florida; and television station KMCI in Lawrence, Kansas.

1999- Additional 7.0% interest in Food Network.

1998- Independent telephone directories in Memphis, Tennessee; Kansas City, Missouri; North Palm Beach, Florida; and New Orleans, Louisiana. Additional 1.0% interest in Food Network.

1997- Daily newspapers in Abilene, Corpus Christi, Plano, San Angelo and Wichita Falls, Texas; Anderson, South Carolina; and Boulder, Colorado (in exchange for our daily newspapers in Monterey and San Luis Obispo, California); community newspapers in the Dallas, Texas, market and an approximate 56% controlling interest in Food Network.

Divestitures

2000- Destin, Florida, newspaper (in exchange for Ft. Pierce, Florida, newspaper) and the independent telephone directories. The divestitures resulted in net pre-tax gains of $6.2 million, increasing income from continuing operations by $4.0 million, $.03 per share.

1998- Dallas community newspapers, including the Plano daily, and Scripps Howard Productions, our television program production operation based in Los Angeles, California. No material gain or loss was realized as proceeds approximated the book value of net assets sold.

1997- Monterey and San Luis Obispo, California, daily newspapers (in exchange for Boulder, Colorado, daily newspaper). Terminated joint operating agreement ("JOA") and ceased operations of El Paso, Texas, daily newspaper. The JOA termination and the newspaper trade resulted in pre-tax gains totaling $47.6 million, increasing income from continuing operations by $26.2 million, $.16 per share.

(2) The Denver JOA commenced operations on January 22, 2001. Our 50% share of the operating profit (loss) of the Denver JOA is reported as "Equity in earnings of JOAs and other joint ventures" in our financial statements. The related editorial costs and expenses associated with the Rocky Mountain News ("RMN") are included in "JOA editorial costs and expenses." Our financial statements do not include the advertising and other operating revenues of the Denver JOA, the costs to produce, distribute and market the newspapers or related depreciation. To enhance comparability of year-over-year operating results, we have removed the operating revenues of the RMN prior to the formation of the Denver JOA from our newspaper operating revenues and separately reported those revenues.

(3) In February 2006, we formed a partnership with MediaNews Group, Inc. ("MediaNews") that operates certain of both companies' newspapers in Colorado. We contributed the assets of our Boulder Daily Camera, Colorado Daily, and Bloomfield newspapers for a 50% interest in the partnership. Our share of the operating profit (loss) of the partnership is recorded as "Equity in earnings of JOAs and other joint ventures" in our financial statements. To enhance comparability of year-over-year operating results, the operating revenues and segment results of the contributed publications prior to the formation of the partnership are reported separately.

Notes to Selected Financial Data (continued)

(4) We adopted FAS 142 - Goodwill and Other Intangible Assets effective January 1, 2002. Recorded goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually. Other intangible assets are reviewed for impairment in accordance with FAS 144.

(5) **2007-** A non-cash charge of $411 million, including $312 million of nondeductible goodwill, was recorded to reduce the carrying value of our uSwitch business' goodwill and intangible assets to their fair values. The charge decreased income from continuing operations by $382 million, $2.32 per share.

(6) **2004**-An $11.1 million gain on the sale of our Cincinnati television station's production facility to the City of Cincinnati increased income from continuing operations by $7.0 million, $.04 per share.

(7) Restructuring charges include our proportionate share of JOA restructuring activities. Our proportionate share of JOA restructuring activities is included in "Equity in earnings of JOAs and other joint ventures" in our financial statements. Restructuring charges consisted of the following:

2003-A $1.8 million charge for estimated severance costs to Cincinnati Post union-represented editorial employees was recorded as a result of Gannett notifying us that the Cincinnati JOA will not be renewed when it expires on December 31, 2007. The charge reduced income from continuing operations $1.2 million, $.01 per share.

2002-The Denver JOA consolidated its office space and sold its excess real estate. The $3.9 million gain on the sale increased income from continuing operations by $2.4 million, $.01 per share.

2001-Costs of $16.1 million associated with workforce reductions, including our $5.9 million share of such costs at the Denver JOA, reduced income from continuing operations by $10.1 million, $.06 per share.

2000-Expenses of $9.5 million associated with formation of the Denver JOA reduced income from continuing operations by $6.2 million, $.04 per share.

1999-Severance payments of $1.2 million to certain television station employees and $0.8 million of costs incurred to move Food Network's operations to a different location in Manhattan reduced income from continuing operations by $1.2 million, $.01 per share.

(8) Other investment results include i) gains and losses from the sale or write-down of investments and ii) accrued incentive compensation and other expenses associated with the management of the Scripps Ventures investment portfolios. Investment results include the following:

2004-Net realized gains of $14.7 million. Net investment results increased in come from continuing operations by $9.5 million, $.06 per share.

2003-Net realized losses of $3.2 million. Net investment results decreased income from continuing operations by $2.1 million, $.01 per share.

2002-Net realized losses of $79.7 million. Charges associated with winding down the Scripps Ventures investment funds were $3.6 million. Net investment results decreased income from continuing operations by $55.6 million, $.34 per share.

2001-Net realized losses of $2.9 million. Accrued incentive compensation was decreased $11.5 million, to zero, in connection with the decline in value of the Scripps Ventures I investment portfolio. Net investment results in creased income from continuing operations by $3.8 million, $.02 per share.

2000-Net realized losses of $17.5 million. Accrued incentive compensation was increased $4.5 million, to $11.5 million. Net investment results reduced income from continuing operations by $15.8 million, $.10 per share.

1999-Net realized gains of $8.6 million. Accrued incentive compensation was increased $7.0 million, to $7.0 million. Net investment results increased income from continuing operations by $0.4 million, $.00 per share.

1997-Net realized losses of $2.7 million. Net investment results reduced income from continuing operations by $1.7 million, $.01 per share.

(9) **2007-** Miscellaneous, net includes realized gains of $9.2 million from the sale of certain investments. Income from continuing operations was increased by $5.9 million, $.04 per share.

(10) The consolidation of the Denver JOA's production facilities resulted in certain assets of the existing facilities being retired earlier than previously estimated. The reduction in these assets' estimated useful lives increased depreciation expense and decreased our equity in earnings from JOAs by $4.0 million in 2007, $12.2 million in 2006 and $20.4 million in 2005. Income from continuing operations was decreased by $2.4 million, $.02 per share in 2007, $7.6 million, $.05 per share in 2006 and $12.6 million, $.08 per share in 2005.

(11) The provision for income taxes includes the following items which affect the comparability of the year-over-year effective income tax rate:

2006-Modified filing positions in certain state and local tax jurisdictions, including filing amended returns for prior periods, and changed estimates for unrealizable state operating loss carryforwards. These items reduced the tax provision, increasing income from continuing operations by $13.0 million, $.08 per share.

2003-Changes in the estimated tax liability for prior years and our estimate of unrealizable state net operating loss carryforwards reduced the tax provision, increasing income from continuing operations by $27.1 million, $.17 per share.

2002-A change in the estimated tax liability for prior years reduced the tax provision, increasing income from continuing operations by $9.8 million, $.06 per share.

2000-A change in the estimated tax liability for prior years reduced the tax provision, increasing income from continuing operations by $7.2 million, $.05 per share.

(12) The eleven-year summary of operations excludes the operating results of the following entities and the gains (losses) on their divestiture as they are accounted for as discontinued operations:

2006- Divested our Shop At Home television network. We received cash consideration of approximately $17 million for the sale of certain assets to Jewelry Television. Jewelry Television also assumed a number of Shop At Home's television affiliation agreements. We also reached agreement on the sale of the five Shop At Home-affiliated broadcast television stations for cash consideration of $170 million. Shop At Home's results in 2006 include $30.1 million of costs associated with employee termination benefits, the termination of long-term agreements and charges to write-down assets. Shop At Home's results also include $10.4 million in net losses from the sale of property and other assets to Jewelry Television, and the completed sale of three of the Shop At Home affiliated television stations.

2005- Terminated Birmingham joint operating agreement and ceased operation of our Birmingham Post-Herald newspaper. We received cash consideration of approximately $40.8 million from the termination of the JOA and sale of certain of the Birmingham newspapers' assets.

Recurring operating losses and a longer than expected path to profitability at Shop At Home resulted in a $103.1 million write-down of goodwill and other intangible assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements and the notes thereto. You should read this discussion in conjunction with those financial statements.

Forward-Looking Statements

This discussion and the information contained in the notes to the consolidated financial statements contain certain forward-looking statements related to our businesses, including the proposed separation plan, that are based on our current expectations. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from the expectations expressed in the forward-looking statements. Such risks, trends and uncertainties, which in most instances are beyond our control, include changes in advertising demand and other economic conditions; consumers' tastes; newsprint prices; program costs; labor relations; technological developments; competitive pressures; interest rates; regulatory rulings; and reliance on third-party vendors for various products and services. The words "believe," "expect," "anticipate," "estimate," "intend" and similar expressions identify forward-looking statements. All forward-looking statements, which are as of the date of this filing, should be evaluated with the understanding of their inherent uncertainty. We undertake no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date the statement is made.

Executive Overview

The E. W. Scripps Company ("Scripps") is a diverse media company with interests in national television networks, newspaper publishing, broadcast television stations, interactive media and licensing and syndication. The company's portfolio of media properties includes: Scripps Networks, with such brands as HGTV, Food Network, DIY Network ("DIY"), Fine Living and Great American Country ("GAC"); daily and community newspapers in 17 markets and the Washington-based Scripps Media Center, home to the Scripps Howard News Service; 10 broadcast television stations, including six ABC-affiliated stations, three NBC affiliates and one independent; online comparison shopping services, Shopzilla and uSwitch; and United Media, a leading worldwide licensing and syndication company that is the home of PEANUTS, DILBERT and approximately 150 other features and comics.

On October 16, 2007, Scripps announced that its Board of Directors unanimously authorized management to pursue a plan to separate into two publicly traded companies. The proposed separation will create a new company, Scripps Networks Interactive, which will include Scripps' national lifestyle media brands (HGTV, Food Network, DIY, Fine Living and GAC and their category-leading Internet businesses) and online comparison shopping services (Shopzilla and uSwitch and their associated Web sites). The E. W. Scripps Company will continue to include the portfolio of daily and community newspapers, broadcast television stations, character licensing and feature syndication businesses, and the Scripps Media Center in Washington, D. C. The separation will allow the management teams to focus on the respective opportunities for each company and pursue specific growth and development strategies that are based on the distinct characteristics of the two companies' local and national media businesses. The transaction is expected to take the form of a tax-free dividend of Scripps Networks Interactive stock to all Scripps shareholders on a one-for-one basis. The separation, which we expect to be completed in the second quarter of 2008, is contingent upon approval of the final plan by the Board of Directors and holders of Scripps' Common Voting Shares, a favorable ruling from the Internal Revenue Service on the tax-free nature of the transaction, and the filing and effectiveness of a Form 10 registration statement with the Securities and Exchange Commission.

The Company's top priorities are to complete the above-mentioned transaction while continuing to focus on its business strategies. The key strategies consist of expanding Scripps Networks brands, developing our comparison shopping services by improving the customer experience, continuing to build our online presence in our newspaper and television markets while operating our local media businesses as efficiently as possible.

Scripps Networks continues to demonstrate industry-leading growth. Revenues were up 13 percent year-over-year, led by the continuing success of our flagship networks, HGTV and Food Network, but also helped by double-digit revenue growth at our three emerging networks. Ratings at HGTV in 2007 were the highest ever as programming like *House Hunters* and *Designed to Sell* continue to draw viewers, and the network continues to attract audiences across key demographics. At Food Network, ratings strengthened in the latter part of 2007 as programming targeted at younger viewers, such as *Ace of Cakes* and *Dinner Impossible*, attracted a growing audience. Our newer networks are also demonstrating success as they continue to broaden their distribution. DIY Network and Fine Living are pushing the 50-million subscriber mark and GAC surpassed that mark during 2007.

Our branded Web sites are also helping us build a leading presence on the Internet. FoodNetwork.com attracted a record 13 million unique visitors in December 2007, making it the top Web site in the food and cooking category. We continue to take steps to broaden our Internet presence, such as the acquisition of Recipezaar and the launch of frontdoor.com during the fourth quarter of 2007. Scripps Networks continues to focus on driving ratings growth at HGTV and Food Network through popular programming, expanding the distribution of our emerging networks, broadening our Internet-based offerings, and identifying opportunities to extend our nationally recognized brands to create new revenue streams.

In our Interactive Media division, we continue to adapt to a changing competitive landscape that affected results throughout 2007. Falling energy prices in the United Kingdom resulted in less switching activity and lower revenue at uSwitch during 2007 compared with previous years. While we have made efforts to grow other service categories at uSwitch, including personal finance and insurance products, our revenue remains concentrated in the energy market. This concentration, combined with the changes in the energy markets in the United Kingdom, led to lowered future cash flow expectations for uSwitch, which resulted in a non-cash impairment charge of $411 million in the fourth quarter. See Management's Discussion and Analysis for additional information related to the charge. At Shopzilla, we began to see improvement in the latter half of 2007, with revenue improving in the fourth quarter in comparison with the same period a year ago. We are continuing our efforts to become more efficient at acquiring paid traffic and attracting free traffic to the site. During December 2007, we topped 26 million visitors to the Shopzilla sites for the first time. To enhance the customer experience at Shopzilla and drive traffic to the site, we continue to focus on expanding the amount and relevance of product information on the site. At uSwitch, we have aligned costs with the current business conditions to reduce the financial impact of the lower switching activity experienced in recent periods.

Our newspaper businesses continue to operate in a difficult economic environment. Lower local and classified advertising sales, including particularly weak real estate and employment advertising in the Company's Florida and California markets, contributed to the decline in total newspaper revenue. We continue to focus on operational efficiencies, and made some progress in controlling costs during the year as newspaper expenses declined 1.1% compared with the prior year. Expenses at our newspapers were favorably impacted by 10% reductions in both the average price of newsprint and newsprint consumption during 2007 compared with 2006. These reductions in newsprint expenses were partially offset by a charge recorded in the second quarter of 2007 related to voluntary separation plan offers that were accepted by 137 newspaper division employees. We also continue to focus on the Web sites associated with our newspapers, and have seen positive results in online revenue from newspapers.

At our broadcast television stations, revenue declined compared with the prior year, as anticipated, due to the relative absence of political advertising and difficult comparisons with the prior year, when we had the benefit of ABC's broadcast of the Super Bowl and NBC's broadcast of the Winter Olympics. We continue to emphasize local news, focus on obtaining non-traditional television advertisers and build our online presence within the broadcast division.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires us to make a variety of decisions which affect reported amounts and related disclosures, including the selection of appropriate accounting principles and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions. We are committed to incorporating accounting principles, assumptions and estimates that promote the representational faithfulness, verifiability, neutrality and transparency of the accounting information included in the financial statements.

Note 1 to the Consolidated Financial Statements describes the significant accounting policies we have selected for use in the preparation of our financial statements and related disclosures. We believe the following to be the most critical accounting policies, estimates and assumptions affecting our reported amounts and related disclosures.

Network Affiliate Fees – Cable and satellite television systems generally pay a per-subscriber fee ("network affiliate fees") for the right to distribute our programming under the terms of long-term distribution contracts. Network affiliate fees are reported net of volume discounts earned by cable and satellite television system operators and net of incentive costs offered to system operators in exchange for initial long-term distribution contracts. Such incentives may include an initial period in which the payment of network affiliate fees by the system is waived ("free period"), cash payments ("network launch incentives"), or both. We recognize network affiliate fees as revenue over the terms of the contracts, including any free periods. Network launch incentives are capitalized as assets upon launch of our programming on the cable or satellite television system and are then amortized against network affiliate fees based upon the ratio of each period's revenue to expected total revenue over the terms of the contracts.

Reported network affiliate fee revenues are based upon our estimate of the number of subscribers receiving our programming, which determines the amount of volume-based discounts each cable and satellite television provider is entitled to receive. The subscriber estimate for each cable and satellite television system is based on the actual number of subscribers reported in the most recent data received, which is generally within the previous three months. While network affiliate fee revenues are adjusted once actual subscriber data is received, adjustments for these estimates have not been significant in the past.

In addition, cable television systems acquired by a multiple system operator ("MSO") may carry our programming under contracts with different rates, discounts or other terms than the MSO. The MSO may have the right to continue to apply the contract terms of the acquired system, to apply its contract term to the acquired system, or to apply the contract terms of the acquired systems to all of its systems. Agreements with cable television systems also typically permit the system to carry our programming while we negotiate volume discounts, rebates or other incentives, requiring us to estimate such amounts. We adjust the recorded amounts and our estimate of any remaining unreported periods based upon the actual amounts of network affiliate fees received.

Acquisitions – Financial Accounting Standards No. ("FAS") 141 – Business Combinations requires assets acquired and liabilities assumed in a business combination to be recorded at fair value. With the assistance of independent appraisals, we generally determine fair values using comparisons to market transactions and discounted cash flow analyses. The use of a discounted cash flow analysis requires significant judgment to estimate the future cash flows derived from the asset and the expected period of time over which those cash flows will occur and to determine an appropriate discount rate. Changes in such estimates could affect the amounts allocated to individual identifiable assets. While we believe our assumptions are reasonable, if different assumptions were made, the amount allocated to intangible assets could differ substantially from the reported amounts.

Goodwill and Other Indefinite-Lived Intangible Assets – FAS 142 - Goodwill and Other Intangible Assets, requires that goodwill for each reporting unit be tested for impairment on an annual basis or when events occur or circumstances change that would indicate the fair value of a reporting unit is below its carrying value. For purposes of performing the impairment test for goodwill, our reporting units are Scripps Networks, newspapers, broadcast television, Shopzilla and uSwitch. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

FAS 142 also requires us to compare the fair value of each indefinite-lived intangible asset to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized.

To determine the fair value of our reporting units and indefinite-lived intangible assets, we generally use market data, appraised values and discounted cash flow analyses. The use of a discounted cash flow analysis requires significant judgment to estimate the future cash flows derived from the asset or business and the period of time over which those cash flows will occur and to determine an appropriate discount rate. While we believe the estimates and judgments used in determining the fair values of our reporting units were appropriate, different assumptions with respect to future cash flows, long-term growth rates and discount rates could produce a different estimate of fair value.

Upon completing our impairment test in the fourth quarter of 2007, we determined that the carrying value of our uSwitch business exceeded its fair value. Accordingly, our 2007 results include a write-down of goodwill totaling $312 million. The write-down is primarily attributed to lower energy switching activity at uSwitch. Due to our high concentration in the energy market, the decline in switching activity adversely impacts our forecast of uSwitch's future results.

For our other reporting units with goodwill and intangible assets, no impairments of assets were identified.

Income Taxes – We account for uncertain tax positions in accordance with Financial Accounting Standards Board (the "FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109". The application of income tax law is inherently complex. As such, we are required to make many assumptions and judgments regarding our income tax positions and the likelihood whether such tax positions would be sustained if challenged. Interpretations and guidance surrounding income tax laws and regulations change over time. As such, changes in our assumptions and judgments can materially affect amounts recognized in the consolidated financial statements.

We have deferred tax assets primarily related to state net operating loss carryforwards and capital loss carryforwards. We record a tax valuation allowance to reduce such deferred tax assets to the amount that is more likely than not to be realized. We consider ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we determine the deferred tax asset we would realize would be greater or less than the net amount recorded, an adjustment would be made to the tax provision in that period.

In 2007, we changed our estimate of the realizable value of certain uSwitch deferred tax assets. Our tax provision was increased $9.5 million. Modifications to our state tax filing positions in certain jurisdictions and changes in our estimates of unrealizable state operating loss carryforwards reduced the tax provision $13.0 million in 2006.

Pension Plans – We sponsor various noncontributory defined benefit pension plans covering substantially all full-time employees. Pension expense for those plans was $18.0 million in 2007, $22.0 million in 2006, and $18.5 million in 2005.

The measurement of our pension obligations and related expense is dependent on a variety of estimates, including: discount rates; expected long-term rate of return on plan assets; expected increase in compensation levels; and employee turnover, mortality and retirement ages. We review these assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. In accordance with accounting principles generally accepted in the United States of America, the effects of these modifications are recorded currently or amortized over future periods. We consider the most critical of our pension estimates to be our discount rate and the expected long-term rate of return on plan assets.

The discount rate used to determine our future pension obligations is based upon a dedicated bond portfolio approach that includes securities rated Aa or better with maturities matching our expected benefit payments from the plans. The rate is determined each year at the plan measurement date and affects the succeeding year's pension cost. At December 31, 2007, the discount rate was 6.25% as compared with 6.0% at December 31, 2006. Discount rates can change from year to year based on economic conditions that impact corporate bond yields. A decrease in the discount rate increases pension expense. A 0.5% change in the discount rate as of December 31, 2007, to either 5.75% or 6.75%, would increase or decrease our pension obligations as of December 31, 2007, by approximately $40 million and increase or decrease 2007 pension expense up to $6.5 million.

The expected long-term rate of return on plan assets is based primarily upon the target asset allocation for plan assets and capital markets forecasts for each asset class employed. Our expected rate of return on plan assets also considers our historical compound rate of return on plan assets for 10 and 15 year periods. At December 31, 2007, the expected long-term rate of return on plan assets was 8.25%. For the ten year period ended December 31, 2007, our actual compounded rate of return was 8.0%. A decrease in the expected rate of return on plan assets increases pension expense. A 0.5% change in the expected long-term rate of return on plan assets, to either 7.75% or 8.75%, would increase or decrease our 2007 pension expense by approximately $2.2 million.

We had cumulative unrecognized actuarial losses for our pension plans of $84.3 million at December 31, 2007. Unrealized actuarial gains and losses result from deferred recognition of differences between our actuarial assumptions and actual results. In 2007, we had an actuarial loss of $10.2 million, primarily due to the change in the discount rate. The cumulative unrecognized net loss is primarily due to declines in corporate bond yields and the unfavorable performance of the equity markets between 2000 and 2002. Amortization of unrecognized actuarial losses may result in an increase in our pension expense in future periods. Based on our current assumptions, we anticipate that 2008 pension expense will include $3.8 million in amortization of unrecognized actuarial losses.

New Accounting Pronouncements

As more fully described in Note 2 to the Consolidated Financial Statements, we adopted FAS 158 effective December 31, 2006 and FIN 48 effective January 1, 2007. FAS 158 required companies to recognize the over- or under-funded status of pension and postretirement plans in their balance sheet. Unrecognized prior service costs and credits and unrecognized actuarial gains and losses are recorded as a component of other comprehensive income within shareholders' equity. FIN 48 addresses the accounting and disclosure of uncertain tax positions.

In September 2006, the FASB issued FAS 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective as of the beginning of our 2008 fiscal year. We do not expect a material impact to our statement of financial position, earnings or cash flows upon adoption.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 ("FAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of FAS 159 are effective as of the beginning of our 2008 fiscal year. We do not expect a material impact to our statement of financial position, earnings or cash flows upon adoption.

In June 2007, the FASB ratified EITF 06-11, Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards ("EITF 06-11"). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. We do not expect a material impact to our statement of financial position, earnings or cash flows upon adoption.

In December 2007, the FASB issued FAS 141(R), "Business Combinations" ("FAS 141(R)"), and FAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 141(R) provides guidance relating to recognition of assets acquired and liabilities assumed in a business combination. FAS 160 provides guidance related to accounting for noncontrolling (minority) interests as equity in the consolidated financial statements at fair value. FAS 141(R) and FAS 160 are effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of these standards on our financial statements.

Results of Operations

The trends and underlying economic conditions affecting the operating performance and future prospects differ for each of our business segments. Accordingly, we believe the following discussion of our consolidated results of operations should be read in conjunction with the discussion of the operating performance of our business segments that follows on pages F-11 through F-16.

Consolidated Results of Operations – Consolidated results of operations were as follows:

(in thousands, except per share data)	2007	Change	2006	Change	2005
Operating revenues	$ 2,517,140	0.8 %	$ 2,498,077	15.9 %	$ 2,154,634
Costs and expenses	(1,763,828)	3.7 %	(1,701,059)	14.3 %	(1,487,730)
Depreciation and amortization of intangibles	(131,550)	14.3 %	(115,099)	39.7 %	(82,378)
Write-down of uSwitch goodwill and intangible assets	(411,006)				
Gain on formation of Colorado newspaper partnership			3,535		
Losses on disposal of PP&E	(632)	(43.8)%	(1,124)	86.7 %	(602)
Hurricane recoveries (losses), net			1,900	93.3 %	983
Operating income	210,124	(69.4)%	686,230	17.3 %	584,907
Interest expense	(37,982)	(32.1)%	(55,965)	44.3 %	(38,791)
Equity in earnings of JOAs and other joint ventures	63,221	14.5 %	55,196	(10.9)%	61,926
Miscellaneous, net	19,284		4,743	(17.6)%	5,756
Income from continuing operations before income taxes and minority interests	254,647	(63.1)%	690,204	12.4 %	613,798
Provision for income taxes	(177,265)	(19.2)%	(219,261)	1.1 %	(216,815)
Income from continuing operations before minority interests	77,382	(83.6)%	470,943	18.6 %	396,983
Minority interests	(82,981)	12.5 %	(73,766)	26.2 %	(58,467)
Income (loss) from continuing operations	(5,599)		397,177	17.3 %	338,516
Income (loss) from discontinued operations, net of tax	3,978		(43,957)	(50.8)%	(89,363)
Net income (loss)	$ (1,621)		$ 353,220	41.8 %	$ 249,153
Net income (loss) per diluted share of common stock:					
Income (loss) from continuing operations	($.03)		$2.41		$2.05
Income (loss) from discontinued operations	.02		(.27)		(.54)
Net income (loss) per diluted share of common stock	($.01)		$2.14		$1.51

Net income per share amounts may not foot since each is calculated independently.

Discontinued Operations – Discontinued operations include Shop At Home and our newspaper operations in Birmingham (See Note 4 to the Consolidated Financial Statements). In accordance with the provisions of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the results of businesses held for sale or that have ceased operations are presented as discontinued operations.

Operating results for our discontinued operations were as follows:

(in thousands)	2007	2006	2005
Operating revenues:			
Shop At Home	$ 1,323	$ 168,183	$ 359,256
Birmingham-Post Herald			31
Total operating revenues	$ 1,323	$ 168,183	$ 359,287
Equity in earnings of JOA, including termination fee			$ 45,423
Income (loss) from discontinued operations:			
Shop At Home:			
Income (loss) from operations	$ 1,146	$ (57,376)	$ (141,427)
Loss on divestitures, net	(255)	(10,431)	
Total Shop At Home	891	(67,807)	(141,427)
Birmingham-Post Herald		(2)	42,726
Income (loss) from discontinued operations, before tax	891	(67,809)	(98,701)
Income taxes (benefit)	(3,087)	(23,852)	(9,338)
Income (loss) from discontinued operations	$ 3,978	$ (43,957)	$ (89,363)

We sold the Shop At Home television network to Jewelry Television in the second quarter of 2006. In the third quarter of 2005, we terminated the Birmingham joint operating agreement and ceased operation of our Birmingham Post-Herald newspaper. These transactions impact the year-over-year comparability of our discontinued operations results.

Operating results of our discontinued operations in 2005 include a non-cash charge of $103 million to write-down Shop At Home's goodwill and certain intangible assets. We also received cash consideration of approximately $40.8 million as a result of the transactions to terminate the Birmingham joint operating agreement and sell certain assets of the Birmingham-Post Herald newspaper.

Shop At Home's loss from operations in 2006 includes $30.1 million of costs associated with employee termination benefits, the termination of long-term agreements and charges to write-down certain assets of the network. The loss on divestiture in 2006 includes $12.1 million of losses on the sale of property and other assets to Jewelry Television.

The tax benefit that was recognized in 2007 is primarily attributed to differences that were identified between our prior year tax provision and tax returns.

Continuing Operations

2007 compared with 2006

Operating revenues were up slightly in 2007 compared with 2006. Increases in revenues at Scripps Networks were partially offset by lower revenues at our newspapers, broadcast television stations and interactive media divisions. Increases in advertising revenues, both on television and the Internet, and higher affiliate fee revenue contributed to the increase in revenues at Scripps Networks. The decline in revenues at our newspapers was attributed to lower local and classified advertising, including particularly weak real estate advertising in the Florida and California markets. Declines in revenue at our broadcast television stations were attributed to the relative absence of political advertising. Additionally, our broadcast television stations generated significant revenues in 2006 from the broadcast of the Super Bowl on ABC and NBC's coverage of the Winter Olympics. Declines in revenues at interactive media were primarily attributed to reduced online energy switching activity at uSwitch and lower referral fee revenue at Shopzilla.

Costs and expenses in 2007 were primarily impacted by the expanded hours of original programming at our national networks, severance costs related to voluntary separation offers that were accepted by 137 employees at our newspapers, costs related to the leadership transition at Shopzilla, and costs incurred related to the proposed separation of the Company.

Depreciation incurred on capitalized software development costs at our interactive media businesses contributed to the increase in depreciation and amortization. Additionally, we wrote down intangible assets $5.2 million as a result of changes to the terms of a distribution agreement at our Shopzilla business in 2007.

In conjunction with impairment tests of goodwill and intangible assets, we determined that the carrying value of our uSwitch business exceeded its fair value. Accordingly, our 2007 results include a write-down of goodwill and intangible assets totaling $411 million.

In 2006, we completed the formation of a newspaper partnership with MediaNews Group, Inc. In conjunction with the transaction, we recognized a pre-tax gain of $3.5 million.

Interest expense includes interest incurred on our outstanding borrowings and deferred compensation and other employment agreements. Interest incurred on our outstanding borrowings decreased in 2007 due to lower average debt levels. The average balance of outstanding borrowings was $649 million at an average rate of 5.0% in 2007 and $946 million at an average rate of 5.1% in 2006.

Additional depreciation incurred by the Denver News Agency reduced equity in earnings of JOAs by $4.0 million in 2007 and $12.2 million in 2006. (See Note 5 to the Consolidated Financial Statements).

The "Miscellaneous, net" caption in our Consolidated Statements of Income includes realized gains from the sale of certain investments totaling $9.2 million in 2007.

Our effective income tax rate is affected by the growing profitability of Food Network. Food Network is operated pursuant to the terms of a general partnership, in which we own an approximate 70% residual interest. Income taxes on partnership income accrue to the individual partners. While the income before income tax reported in our financial statements includes all of the income before tax of the partnership, our income tax provision does not include income taxes on the portion of Food Network income that is attributable to the non-controlling interest.

Information regarding our effective tax rate, and the impact of the Food Network partnership on our effective income tax rate, is a follows:

(in thousands)	2007	2006
Income from continuing operations before income taxes and minority interests as reported	$ 254,647	$ 690,204
Income of pass-through entities allocated to non-controlling interests	82,683	72,904
Income allocated to Scripps	$ 171,964	$ 617,300
Provision for income taxes	$ 177,265	$ 219,261
Effective income tax rate as reported	69.6%	31.8%
Effective income tax rate on income allocated to Scripps	103.1%	35.5%

The comparability of our year-over-year effective tax rate is affected by the write-off of uSwitch non-deductible goodwill totaling $312 million. The impact of this write-off increased our effective tax rate by 38.2% in 2007.

Minority interest increased year-over-year primarily due to the increased profitability of the Food Network. Food Network's profits are allocated in proportion to each partner's residual interests in the partnership, of which we own approximately 70%.

2006 compared with 2005

The increase in operating revenues was primarily due to the continued growth in advertising and network affiliate fee revenues at our national television networks, increases in political advertising revenues at our broadcast television stations, the June 2005 acquisition of Shopzilla, and the March 2006 acquisition of uSwitch. The growth in advertising revenues was primarily driven by increased demand for advertising time and higher advertising rates at our networks. The growth in affiliate fee revenues is attributed to scheduled rate increases and wider distribution of our networks.

Costs and expenses were primarily impacted by the expanded hours of original programming and costs to promote our national networks and the acquisitions of Shopzilla and uSwitch. In addition, we adopted the requirements of FAS 123(R), Share-Based Payment, effective January 1, 2006 and began recording compensation expense on stock options granted to employees. Stock option expense, including the costs of immediately expensed options granted to retirement eligible employees, increased our costs and expenses $20.9 million in 2006.

Depreciation and amortization increased primarily as a result of the acquisitions of Shopzilla and uSwitch.

Certain of our Florida operations sustained hurricane damages in 2004 and 2005. Throughout the course of 2005 and 2006, we reached final settlement agreements with insurance providers and other responsible third parties on property and business interruption claims and recorded insurance recoveries of $1.9 million in 2006 and $2.2 million in 2005. The insurance recoveries recorded in 2005 were partially offset by additional estimated losses of $1.2 million.

Interest expense includes interest incurred on our outstanding borrowings and deferred compensation and other employment agreements. Interest incurred on our outstanding borrowings increased in 2006 due to higher average debt levels attributed to the Shopzilla and uSwitch acquisitions. In connection with the June 2005 acquisition of Shopzilla, we issued $150 million in 5-year notes at a rate of 4.3%. We financed the remainder of the Shopzilla and uSwitch transactions with commercial paper. The average outstanding commercial paper balance in 2006 was $349 million at an average rate of 5.0% compared with $148 million at an average rate of 3.3% in 2005.

Equity in earnings from JOAs was reduced by $12.2 million in 2006 and $20.4 million in 2005 as a result of the additional depreciation expense incurred by the Denver News Agency. Equity in earnings of JOAs was also impacted by lower advertising sales in our JOA markets.

The effective tax rate was 31.8% in 2006 and 35.3% in 2005. The effective tax rate is affected by the growing profitability of Food Network and the portion of Food Network income that is attributed to the non-controlling interest. Income before income tax attributed to the non-controlling interest in Food Network was $72.9 million in 2006 and $54.4 million in 2005.

During 2006, we changed our estimates for unrealizable state operating loss carryforwards and modified our filing positions in certain tax jurisdictions in which we operate. Total changes in estimates on valuation allowances related to operating loss carryforwards reduced our tax provision $4.4 million.

The modifications to our filing positions reduced our state tax rates on our 2006 taxable income. In addition, we filed refund claims for prior tax years. The impact of these modifications reduced our tax provision $8.6 million.

Minority interest increased year-over-year primarily due to the increased profitability of the Food Network.

Business Segment Results – As discussed in Note 18 to the Consolidated Financial Statements, our chief operating decision maker (as defined by FAS 131 – Segment Reporting) evaluates the operating performance of our business segments using a measure we call segment profit. Segment profit excludes interest, income taxes, depreciation and amortization, divested operating units, restructuring activities, investment results and certain other items that are included in net income determined in accordance with accounting principles generally accepted in the United States of America.

Items excluded from segment profit generally result from decisions made in prior periods or from decisions made by corporate executives rather than the managers of the business segments. Depreciation and amortization charges are the result of decisions made in prior periods regarding the allocation of resources and are therefore excluded from the measure. Financing, tax structure and divestiture decisions are generally made by corporate executives. Excluding these items from our business segment performance measure enables us to evaluate business segment operating performance based upon current economic conditions and decisions made by the managers of those business segments in the current period.

In 2006, we formed a newspaper partnership with MediaNews that operates certain of both companies' newspapers in Colorado. (See Note 7 to the Consolidated Financial Statements). Our share of the operating profit (loss) of the partnership is recorded as "Equity in earnings of JOAs and other joint ventures" in our financial statements. To enhance comparability of year-over-year results, the results of the contributed publications prior to the formation of the partnership are reported separately in our segment results.

Information regarding the operating performance of our business segments determined in accordance with FAS 131 and a reconciliation of such information to the consolidated financial statements is as follows:

(in thousands)	For the years ended December 31,				
	2007	Change	2006	Change	2005
Segment operating revenues:					
Scripps Networks	$ 1,184,901	12.6 %	$ 1,052,403	16.5 %	$ 903,014
Newspapers:					
Newspapers managed solely by us	658,327	(8.1)%	716,086	2.3 %	699,981
JOAs and newspaper partnerships	230	10.6 %	208	(61.3)%	538
Total	658,557	(8.1)%	716,294	2.3 %	700,519
Boulder prior to formation of Colorado newspaper partnership			2,189	(92.3)%	28,392
Total newspapers	658,557	(8.3)%	718,483	(1.4)%	728,911
Broadcast television	325,841	(10.4)%	363,506	14.4 %	317,659
Interactive media	256,364	(5.4)%	271,066		99,447
Licensing and other media	91,838	(3.0)%	94,639	(10.5)%	105,692
Corporate	2,306	77.8 %	1,297		332
Intersegment eliminations	(2,667)	(19.6)%	(3,317)		(421)
Total operating revenues	$ 2,517,140	0.8 %	$ 2,498,077	15.9 %	$ 2,154,634
Segment profit (loss):					
Scripps Networks	$ 603,493	16.6 %	$ 517,425	25.0 %	$ 414,095
Newspapers:					
Newspapers managed solely by us	135,870	(28.2)%	189,223	(7.4)%	204,448
JOAs and newspaper partnerships	10,516	61.5 %	6,510	(55.2)%	14,519
Total	146,386	(25.2)%	195,733	(10.6)%	218,967
Boulder prior to formation of Colorado newspaper partnership			(125)		3,736
Total newspapers	146,386	(25.2)%	195,608	(12.2)%	222,703
Broadcast television	83,860	(30.5)%	120,706	37.2 %	87,954
Interactive media	39,692	(41.4)%	67,684		27,980
Licensing and other media	10,659	(16.0)%	12,682	(33.2)%	18,998
Corporate	(67,382)	12.9 %	(59,698)	42.4 %	(41,917)
Intersegment eliminations	(175)	(40.3)%	(293)		
Depreciation and amortization of intangibles	(131,550)	14.3 %	(115,099)	39.7 %	(82,378)
Write-down of uSwitch goodwill and intangible assets	(411,006)				
Gain on formation of Colorado newspaper partnership			3,535		
Losses on disposal of PP&E	(632)	(43.8)%	(1,124)	86.7 %	(602)
Interest expense	(37,982)	(32.1)%	(55,965)	44.3 %	(38,791)
Miscellaneous, net	19,284		4,743	(17.6)%	5,756
Income from continuing operations before income taxes and minority interests	$ 254,647	(63.1)%	$ 690,204	12.4 %	$ 613,798

Discussions of the operating performance of each of our reportable business segments begin on page F-13.

Costs incurred related to the proposed separation of the Company increased corporate expenses $3.9 million in 2007. The impact of expensing stock options effective with the January 1, 2006 adoption of FAS 123(R) increased corporate expenses $8.5 million in 2007 and 2006 as compared with 2005. Corporate expenses are expected to be approximately $20 million in the first quarter of 2008, excluding costs related to the proposed separation of the company.

Segment profit includes our share of the earnings of JOAs and certain other investments included in our consolidated operating results using the equity method of accounting. A reconciliation of our equity in earnings of JOAs and other joint ventures included in segment profit to the amounts reported in our Consolidated Statements of Income is as follows:

(In thousands)	For the years ended December 31,		
	2007	2006	2005
Scripps Networks:			
Equity in earnings of joint ventures	$ 17,603	$ 13,378	$ 11,120
Newspapers:			
Equity in earnings of JOAs and newspaper partnerships	45,618	41,818	50,806
Total equity in earnings of JOAs and other joint ventures	$ 63,221	$ 55,196	$ 61,926

Certain items required to reconcile segment profitability to consolidated results of operations determined in accordance with accounting principles generally accepted in the United States of America are attributed to particular business segments. Significant reconciling items attributable to each business segment are as follows:

(in thousands)	For the years ended December 31,		
	2007	2006	2005
Depreciation and amortization:			
Scripps Networks	$ 23,191	$ 19,993	$ 17,370
Newspapers:			
Newspapers managed solely by us	24,235	22,697	20,339
JOAs and newspaper partnerships	1,332	1,299	1,495
Total	25,567	23,996	21,834
Boulder prior to formation of Colorado newspaper partnership		132	1,382
Total newspapers	25,567	24,128	23,216
Broadcast television	18,068	18,830	19,906
Interactive media	62,499	49,601	18,651
Licensing and other media	475	559	1,035
Corporate	1,750	1,988	2,200
Total	$ 131,550	$ 115,099	$ 82,378
Gains (losses) on disposal of PP&E:			
Scripps Networks	$ (146)	$ (539)	$ (34)
Newspapers:			
Newspapers managed solely by us	(145)	(327)	(255)
JOAs and newspaper partnerships	(1)	32	
Total newspapers	(146)	(295)	(255)
Broadcast television	225	(243)	(293)
Interactive media	(510)		
Licensing and other media		(3)	(2)
Corporate	(55)	(44)	(18)
Gains (losses) on disposal of PP&E	$ (632)	$ (1,124)	$ (602)
Write-down of uSwitch goodwill and intangible assets	$ 411,006		
Gain on formation of Colorado newspaper partnership		$ 3,535	

Scripps Networks – Scripps Networks includes five national television networks and their affiliated Websites, HGTV, Food Network, DIY Network ("DIY"), Fine Living, and Great American Country ("GAC"); and our 7.25% interest in FOX-BRV Southern Sports Holdings, LLC which comprises the Sports South and Fox Sports Net South regional television networks. Our networks also operate internationally through licensing agreements and joint ventures with foreign entities.

Advertising and network affiliate fees provide substantially all of each network's operating revenues and employee costs and programming costs are the primary expenses. The demand for national television advertising is the primary economic factor that impacts the operating performance of our networks.

Operating results for Scripps Networks were as follows:

(in thousands)	For the years ended December 31,				
	2007	Change	2006	Change	2005
Segment operating revenues:					
Advertising	$ 928,221	11.1 %	$ 835,848	15.0 %	$ 726,602
Network affiliate fees, net	235,248	20.8 %	194,662	16.6 %	167,012
Other	21,432	(2.1)%	21,893		9,400
Total segment operating revenues	1,184,901	12.6 %	1,052,403	16.5 %	903,014
Segment costs and expenses:					
Employee compensation and benefits	146,576	15.0 %	127,510	11.5 %	114,389
Programs and program licenses	239,343	22.1 %	196,052	12.8 %	173,823
Production and distribution	53,730	(0.2)%	53,844	12.4 %	47,906
Other segment costs and expenses	159,362	(6.8)%	170,950	4.5 %	163,648
Total segment costs and expenses	599,011	9.2 %	548,356	9.7 %	499,766
Hurricane recoveries (losses), net					(273)
Segment profit before joint ventures	585,890	16.2 %	504,047	25.1 %	402,975
Equity in income of joint ventures	17,603	31.6 %	13,378	20.3 %	11,120
Segment profit	$ 603,493	16.6 %	$ 517,425	25.0 %	$ 414,095
Supplemental Information:					
Billed network affiliate fees	$ 255,875		$ 211,579		$ 187,528
Program payments	291,622		282,731		216,814
Depreciation and amortization	23,191		19,993		17,370
Capital expenditures	36,046		18,968		22,635
Business acquisitions and other additions to long-lived assets, primarily program assets	321,475		286,299		209,335

Advertising revenues increased primarily due to an increased demand for advertising time and higher advertising rates at our networks. Improved ratings and viewership, particularly at HGTV, and strong pricing in the scatter advertising market contributed to the increases in advertising revenues.

Distribution agreements with cable and satellite television systems currently in force require the payment of affiliate fees over the terms of the agreements. The increase in network affiliate fees over each of the last three years reflects both scheduled rate increases and wider distribution of the networks.

On December 31, 2006, HGTV's affiliation agreements with Time Warner and Comcast expired. During 2007, we entered into new long-term affiliation agreements with both of these providers which secured distribution to approximately 42% of HGTV's subscribers.

We continue to successfully develop our network brands on the Internet and through merchandise sales. Online advertising revenues were $74.0 million in 2007, $57.0 million in 2006, and $36.0 million in 2005. In the third quarter of 2007, Kohl's began selling a Food Network branded line of home goods.

We expect total operating revenues at Scripps Networks to increase approximately 10% to 12% year-over-year in the first quarter of 2008.

Employee compensation and benefits increased primarily due to the hiring of additional employees to support the growth of Scripps Networks. In addition, the impact of beginning to expense stock options in 2006 increased employee compensation and benefits $4.0 million in 2007 and $3.5 million in 2006 as compared with 2005.

Programs and program licenses increased due to the improved quality and variety of programming, and expanded programming hours.

Our continued investment in building consumer awareness and expanding distribution of our network and lifestyle brands is expected to increase total segment expenses approximately 12% year-over-year in the first quarter of 2008.

Capital expenditures in 2007 and 2006 include the costs related to the expansion of the Scripps Networks headquarters in Knoxville. Capital expenditures in 2005 include the costs of upgrading our broadcast operations.

Supplemental financial information for Scripps Networks is as follows:

(1) Approximately 100 million homes in the United States receive cable or satellite television. Homes reached are according to the Nielsen Homevideo Index ("Nielsen"), with the exception of Fine Living which is not yet rated by Nielsen and represent comparable amounts estimated by us.

(in thousands)	For the years ended December 31,				
	2007	Change	2006	Change	2005
Operating revenues:					
HGTV	$ 580,461	12.6 %	$ 515,734	13.4 %	$ 454,629
Food Network	476,483	11.5 %	427,425	19.7 %	357,043
DIY	55,573	13.2 %	49,075	10.1 %	44,577
Fine Living	45,844	24.0 %	36,963	37.2 %	26,934
GAC	25,360	25.1 %	20,269	30.8 %	15,502
Other	1,180	(59.8)%	2,937	(32.2)%	4,329
Total segment operating revenues	$ 1,184,901	12.6 %	$ 1,052,403	16.5 %	$ 903,014
Homes reached in December (1):					
HGTV	95,800	5.0 %	91,200	2.6 %	88,900
Food Network	95,800	5.2 %	91,100	3.5 %	88,000
DIY	46,900	11.1 %	42,200	22.3 %	34,500
Fine Living	49,900	17.7 %	42,400	46.2 %	29,000
GAC	53,100	14.9 %	46,200	17.3 %	39,400

Newspapers – We operate daily and community newspapers in 17 markets in the United States. Our newspapers earn revenue primarily from the sale of advertising space to local and national advertisers and from the sale of newspapers to readers. Three of our newspapers are operated pursuant to the terms of joint operating agreements. Each of those newspapers maintains an independent editorial operation and receives a share of the operating profits of the combined newspaper operations.

Newspapers managed solely by us – The newspapers managed solely by us operate in mid-size markets, focusing on news coverage within their local markets. Advertising and circulation revenues provide substantially all of each newspaper's operating revenues and employee and newsprint costs are the primary expenses at each newspaper. The operating performance of our newspapers is most affected by newsprint prices and economic conditions, particularly within the retail, labor, housing and auto markets.

Operating results for newspapers managed solely by us were as follows:

(in thousands)	For the years ended December 31,				
	2007	Change	2006	Change	2005
Segment operating revenues:					
Local	$ 142,431	(12.3)%	$ 162,345	0.6 %	$ 161,338
Classified	187,475	(16.7)%	225,029	3.1 %	218,345
National	34,927	(4.2)%	36,460	(10.3)%	40,655
Preprint, online and other	156,732	2.3 %	153,219	10.7 %	138,377
Newspaper advertising	521,565	(9.6)%	577,053	3.3 %	558,715
Circulation	118,696	(3.3)%	122,740	(2.2)%	125,517
Other	18,066	10.9 %	16,293	3.5 %	15,749
Total operating revenues	658,327	(8.1)%	716,086	2.3 %	699,981
Segment costs and expenses:					
Employee compensation and benefits	268,052	0.6 %	266,539	3.1 %	258,573
Production and distribution	155,910	(6.9)%	167,421	9.6 %	152,699
Other segment costs and expenses	98,495	3.9 %	94,803	12.9 %	83,950
Total costs and expenses	522,457	(1.2)%	528,763	6.8 %	495,222
Hurricane recoveries (losses), net			1,900		(311)
Contribution to segment profit	$ 135,870	(28.2)%	$ 189,223	(7.4)%	$ 204,448
Supplemental Information:					
Depreciation and amortization	$ 24,235		$ 22,697		$ 20,339
Capital expenditures	27,609		46,725		14,924
Business acquisitions, including acquisitions of minority interests, and other additions to long-lived assets	1,995		25,091		958

The decrease in advertising revenues comparing 2007 with 2006 was primarily due to weakness in classified and local advertising in our newspaper markets. Decreases in real estate and employment advertising particularly impacted revenues at our Florida and California newspapers.

The increase in advertising revenues in 2006 compared with 2005 was primarily due to increases in classified advertising and preprint and other advertising, particularly online revenue. The increase in classified advertising was attributed to improved real estate advertising, particularly in our Florida markets. Increases in these categories helped offset declines in automotive advertising. The decrease in national advertising revenues in 2006 compared with 2005 was primarily attributed to significant declines in advertising from companies in the telecommunications and financial services industries.

Increases in preprint, online and other advertising reflect the development of new print and electronic products and services. These products include niche publications such as community newspapers, lifestyle magazines, publications focused on the classified advertising categories of real estate, employment and auto, and other publications aimed at younger readers. Additionally, our Internet sites had advertising revenues of $40 million in 2007 compared with $34.0 million in 2006 and $22.0 million in 2005. Higher advertising rates, resulting from increases in the audience visiting our Web sites, as well as an increase in our online product offerings, contributed to the increase in online revenues. We expect to continue to expand and enhance our online services and to use our local news platform to launch new products, such as streaming video and audio.

Other operating revenues represent revenue earned on ancillary services offered by our newspapers.

We expect total operating revenues at newspapers to decrease approximately 5% to 7% year-over-year in the first quarter of 2008 due primarily to weakness in classified and local advertising.

Employee compensation and benefit costs were increased by an $8.9 million charge recorded in the second quarter of 2007 as a result of voluntary separation offers accepted by eligible employees. In addition, the impact of expensing stock options with the adoption of FAS 123(R), increased employee compensation and benefits $3.5 million in 2007 and $4.7 million in 2006 as compared with 2005.

Production and distribution costs are primarily impacted by fluctuations in newsprint and ink costs. The average price of newsprint year-over-year decreased 10% in 2007 and increased 9% in 2006. The decrease in 2007 production and distribution costs is also due to a 10% decrease in newsprint consumption.

Increases in other segment costs and expenses are attributed to increased spending in online and print initiatives, primarily in our Florida markets.

Total newspaper costs and expenses are expected to decrease 3% to 5% year-over-year in the first quarter.

Capital expenditures include costs totaling $3.6 million in 2007 and $23.2 million in 2006 for the construction of a new production facility at our Naples, Florida newspaper.

Newspapers operated under Joint Operating Agreements and partnerships – Three of our newspapers as of December 31, 2007 were operated pursuant to the terms of joint operating agreements ("JOAs").

The table below provides certain information about our JOAs.

Newspaper / Publisher of Other Newspaper	Year JOA Entered Into	Year of JOA Expiration
The Albuquerque Tribune/ Journal Publishing Company	1933	2022
The Cincinnati Post/ Gannett Co. Inc.	1977	2007
Denver Rocky Mountain News/ MediaNews Group, Inc.	2001	2051

Gannett terminated the Cincinnati JOA upon its expiration in December 2007 and we ceased publication of our newspapers that participate in the Cincinnati JOA at the end of the year.

Under the terms of a JOA, operating profits earned from the combined newspaper operations are distributed to the partners in accordance with the terms of the joint operating agreement. We receive a 50% share of the Denver JOA profits, a 40% share of the Albuquerque JOA profits, and received approximately 20% to 25% of the Cincinnati JOA profits.

In the third quarter of 2007, we announced that we were seeking a buyer for The Albuquerque Tribune and intended to close the newspaper if a qualified buyer was not found. In February 2008, we announced that we will close the newspaper and that the Albuquerque Tribune will publish its final edition on February 23, 2008. We also reached an agreement with the Journal Publishing Company, the publisher of the Albuquerque Journal ("Journal"), to terminate the Albuquerque joint operating agreement between the Journal and our Albuquerque Tribune newspaper following the closure of our newspaper. Under an amended agreement with the Journal Publishing Company, we will continue to own an approximate 40% residual interest in the Albuquerque Publishing Company, G.P. (the "Partnership"). The Partnership will direct and manage the operations of the continuing Journal newspaper and we will receive a share of the Partnership's profits commensurate with our residual interest.

In 2006, we formed a partnership with MediaNews that operates certain of both companies' newspapers in Colorado, including their editorial operations. We have a 50% interest in the partnership.

Our share of the operating profit (loss) of JOAs and newspaper partnerships is reported as "Equity in earnings of JOAs and other joint ventures" in our financial statements.

Operating results for our JOAs and newspaper partnerships were as follows:

(in thousands)	For the years ended December 31,				
	2007	Change	2006	Change	2005
Equity in earnings of JOAs and newspaper partnerships included in segment profit:					
Denver	$ 19,426		$ 8,982	(43.3)%	$ 15,854
Cincinnati	17,930	(13.6)%	20,751	(11.8)%	23,532
Albuquerque	9,773	(8.3)%	10,655	(5.0)%	11,215
Colorado	(1,188)		1,107		
Other newspaper partnerships and joint ventures	(323)		323	57.6 %	205
Total equity in earnings of JOAs included in segment profit	45,618	9.1 %	41,818	(17.7)%	50,806
Operating revenues of JOAs	230	10.6 %	208	(61.3)%	538
Total	45,848	9.1 %	42,026	(18.1)%	51,344
JOA editorial costs and expenses	35,332	(0.5)%	35,516	(3.6)%	36,825
Contribution to segment profit	$ 10,516	61.5 %	$ 6,510	(55.2)%	$ 14,519
Supplemental information:					
Depreciation and amortization	$ 1,332		$ 1,299		$ 1,495
Capital expenditures	380		1,346		1,974
Business acquisitions and other additions to long-lived assets	228		210		8,380

Additional depreciation incurred by the Denver Newspaper Agency reduced equity in earnings of JOAs by $4.0 million in 2007, $12.2 million in 2006 and $20.4 million in 2005. (See page F-9).

We anticipate JOAs will reduce the total segment profit of the newspaper division by $4 million in the first quarter of 2008.

Broadcast Television – Broadcast television includes six ABC-affiliated stations, three NBC-affiliated stations and one independent. Our television stations reach approximately 10% of the nation's television households. Our broadcast television stations earn revenue primarily from the sale of advertising time to local and national advertisers.

National broadcast television networks offer affiliates a variety of programs and sell the majority of advertising within those programs. We receive compensation from the network for carrying its programming. In addition to network programs, we broadcast locally produced programs, syndicated programs, sporting events, and other programs of interest in each station's market. News is the primary focus of our locally-produced programming.

The operating performance of our broadcast television group is most affected by the health of the local economy, particularly conditions within the retail, auto, telecommunications and financial services industries, and by the volume of advertising time purchased by campaigns for elective office and political issues. The demand for political advertising is significantly higher in even-numbered years, when congressional and presidential elections occur, than in odd-numbered years.

Operating results for broadcast television were as follows:

(in thousands)	For the years ended December 31,				
	2007	Change	2006	Change	2005
Segment operating revenues:					
Local	$ 204,791	1.3 %	$ 202,238	2.5 %	$ 197,400
National	101,002	(3.2)%	104,366	0.9 %	103,436
Political	2,735	(93.8)%	44,260		3,973
Network compensation	7,431	36.4 %	5,446	5.2 %	5,177
Other	9,882	37.3 %	7,196	(6.2)%	7,673
Total segment operating revenues	325,841	(10.4)%	363,506	14.4 %	317,659
Segment costs and expenses:					
Employee compensation and benefits	128,647	0.1 %	128,543	5.1 %	122,324
Programs and program licenses	47,231	0.1 %	47,183	(0.3)%	47,343
Production and distribution	17,461	(10.4)%	19,480	23.6 %	15,764
Other segment costs and expenses	48,642	2.2 %	47,594	3.8 %	45,841
Total segment costs and expenses	241,981	(0.3)%	242,800	5.0 %	231,272
Hurricane recoveries, net					1,567
Segment profit	$ 83,860	(30.5)%	$ 120,706	37.2 %	$ 87,954
Supplemental Information:					
Program Payments	$ 47,573		$ 46,136		$ 47,758
Depreciation and amortization	18,068		18,830		19,906
Capital expenditures	19,147		11,268		13,524

Broadcast television operating results are significantly affected by the political cycle. Advertising revenues dramatically increase during even-numbered years, when congressional and presidential elections occur. Consequently, the number of political advertising spots run often displaces some of the advertising run in our local and national advertising categories. The decline in operating revenues during 2007 compared with 2006 was attributed to the relative absence of political advertising.

The broadcast of the Super Bowl on ABC and NBC's coverage of the Winter Olympics in 2006 contributed to the year-over-year decrease in operating revenues in 2007. Advertising revenue related to the Super Bowl and Olympics broadcasts was approximately $9 million in 2006. Hotly contested political races in our Ohio, Michigan, Florida, and Arizona markets contributed to the significant political revenue recognized in 2006.

The network affiliation agreements for our ABC and NBC affiliated stations are not due to expire until 2010. Network compensation in 2008 is expected to approximate the network compensation revenues recognized in 2007.

Depending on the level of political advertising, we expect total operating revenues at broadcast television to be flat to up 4% year-over-year in the first quarter of 2008.

The impact of expensing stock options increased employee compensation and benefits $2.0 million in 2007 and $2.7 million in 2006 as compared with 2005.

Other segment costs and expenses reflect spending to promote our stations and research costs to better understand our target audience.

Capital expenditures for each of the years presented reflect the replacement of equipment related to the utilization of high-definition programming and implementation of digital television.

Interactive Media – Interactive media includes our online comparison shopping services, Shopzilla and uSwitch.

Shopzilla, acquired on June 27, 2005, operates a product comparison shopping service that helps consumers find products offered for sale on the Web by online retailers. Shopzilla aggregates and organizes information on millions of products from thousands of retailers. Shopzilla also operates BizRate, a Web-based consumer feedback network that collects millions of consumer reviews of stores and products each year.

We acquired uSwitch on March 16, 2006. uSwitch operates an online comparison service that helps consumers compare prices and arrange for the purchase of a range of essential home services including gas, electricity, home phone, broadband providers and personal finance products primarily in the United Kingdom.

Our interactive media businesses earn revenue primarily from referral fees and commissions paid by participating online retailers and service providers.

Financial information for interactive media is as follows:

(in thousands)	For the years ended December 31,				
	2007	Change	2006	Change	2005
Segment operating revenues	$ 256,364	(5.4)%	$ 271,066		$ 99,447
Segment profit	$ 39,692	(41.4)%	$ 67,684		$ 27,980
Supplemental Information:					
Depreciation and amortization	$ 62,499		$ 49,601		$ 18,651
Write-down of uSwitch goodwill and intangible assets	411,006				
Capital expenditures	35,564		21,534		5,608
Business acquisitions and other additions to long-lived assets			372,157		535,127

On a pro forma basis, assuming we had owned Shopzilla and uSwitch for all of 2006 and 2005, operating revenues would have been $281.3 million in 2006 and $180.1 million in 2005. Operating revenues in 2007 were affected by changing market conditions within these businesses. Lower energy prices in the United Kingdom have resulted in lower switching activity and revenue at uSwitch, and competitive changes in comparison shopping has made it more costly to acquire and monetize traffic at Shopzilla.

At uSwitch, we are continuing our efforts to grow revenues from service categories other than energy. Excluding energy related switches, other switching revenues are up nearly 27% in 2007 compared with 2006. Despite these efforts to grow our other service offerings, uSwitch's revenues continue to be highly concentrated in energy related switches. Approximately 63% of uSwitch's revenues were derived from energy related switches in 2007. Due primarily to the general decline in the energy switching activity at uSwitch and the negative impact this decline is expected to have on uSwitch's future results, we recorded a non-cash charge in 2007 of $411 million to write-down uSwitch's goodwill and intangible assets.

Our strategy at uSwitch going forward is to continue to align costs with the current market conditions we are experiencing and continue to diversify the business to reduce its dependence on energy switching.

In the later half of 2007, we began to see improvement at Shopzilla. Revenue in the fourth quarter of 2007 increased slightly compared with the fourth quarter of 2006 primarily due to traffic acquisition efficiencies. In addition, Shopzilla's Web sites continue to rank in the top 10 of all U.S. retail Web properties.

Segment profit in 2007 was impacted by $10 million of costs that were incurred in the first quarter to build brand awareness for uSwitch and $7 million of costs incurred related to a management transition at Shopzilla.

Interactive media segment profit is expected to be $13 million in the first quarter.

Capital expenditures in 2007 and 2006 primarily relate to capitalized software development costs.

Liquidity and Capital Resources

Our primary source of liquidity is our cash flow from operating activities. Marketing services, including advertising and referral fees, provide approximately 80% of total operating revenues, so cash flow from operating activities is adversely affected during recessionary periods. Information about our use of cash flow from operating activities is presented in the following table:

(in thousands)	For the years ended December 31,		
	2007	2006	2005
Net cash provided by continuing operating activities	$ 612,052	$ 583,551	$ 428,353
Net cash provided by (used in) discontinued operations	44,243	91,921	8,255
Proceeds from formation of Colorado partnership		20,029	
Dividends paid, including to minority interests	(151,685)	(117,101)	(111,177)
Employee stock option proceeds	15,903	32,198	32,345
Excess tax benefits on stock awards	2,375	4,393	
Other financing activities	(16,869)	2,884	(11,951)
Cash flow available for acquisitions, investments, debt repayment and share repurchase	$ 506,019	$ 617,875	$ 345,825
Sources and uses of available cash flow:			
Business acquisitions and net investment activity	$ (64,801)	$ (384,162)	$ (532,454)
Capital expenditures	(127,787)	(103,098)	(61,828)
Other investing activity	7,194	5,092	(1,616)
Repurchase Class A Common Shares	(57,515)	(65,323)	(36,822)
Increase (decrease) in long-term debt	(261,406)	(60,793)	293,859

Our cash flow has been used primarily to fund acquisitions and investments, develop new businesses, and repay debt. Net cash provided by operating activities has increased year-over-year due to the improved operating performance of our business segments.

In July 2007, we reached agreements to acquire the Web sites Recipezaar.com and Pickle.com for total cash consideration of approximately $30 million.

In 2007, we repurchased $37.1 million principal amount of our 4.30% note due in 2010 for $35.8 million and repurchased $14.6 million principal amount of our 5.75% note due in 2012 for $14.5 million. In 2006, we repurchased $10 million principal amount of our 3.75% note due in 2008 for $9.8 million and repurchased $13.8 million principal amount of our 4.25% notes due in 2009 for $13.3 million.

On April 24, 2007, we closed the sale for the two Shop At Home-affiliated stations located in Lawrence, MA, and Bridgeport, CT, which provided cash consideration of approximately $61 million.

In 2006, we closed the sale for three of the stations located in San Francisco, CA, Canton, OH and Wilson, NC for cash consideration of $109 million.

In 2006, we sold certain assets of our Shop At Home business for cash consideration of approximately $17 million. Cash expenditures associated with the termination of long-term agreements and employee termination benefits at Shop At Home totaled approximately $15 million in 2006.

In March 2006, we acquired 100% of the common stock of uSwitch for approximately $372 million, net of cash and short-term investments acquired. We also acquired minority interests in our Evansville and Memphis newspapers, and acquired certain other newspaper publications, for total consideration of approximately $23 million. In connection with the acquisitions, we entered into a $100 million 364-day revolving credit facility which was subsequently replaced by a new credit facility in the second quarter of 2006. (See Note 13 to the Consolidated Financial Statements). The remainder of the consideration was financed through cash on hand and additional borrowings on our existing credit facilities.

In 2005, we reached agreement with Advance Publications, Inc., the publisher of the Birmingham News ("News"), to terminate the Birmingham joint operating agreement between the News and our Birmingham Post-Herald newspaper and sold certain assets to the News. We received cash consideration of approximately $40.8 million from these transactions.

In 2005, the management committee of the Denver JOA approved plans to consolidate the JOA's newspaper production facilities and authorized the incurrence of up to $150 million of debt by the JOA to finance the building and equipment costs related to the consolidation. We own a 50% interest in the Denver JOA. Scripps and Media News Group ("MNG"), our Denver JOA partner, are not parties to the arrangement and have not guaranteed any of the Denver JOA's obligations under the arrangement. However, we expect that our cash distributions received from the Denver JOA will be reduced as the JOA will have additional cash requirements to satisfy debt and lease payments under the agreements.

On June 27, 2005, we acquired 100% ownership of Shopzilla for approximately $570 million in cash. Assets acquired in the transaction included approximately $34.0 million of cash and $12.3 million of short-term investments. The acquisition was financed using a combination of cash on hand and additional borrowings, including the issuance of $150 million of 4.3% notes due in 2010.

Pursuant to the terms of the Food Network general partnership agreement, the partnership is required to distribute available cash to the general partners. Cash distributions to Food Network's non-controlling interests were $63.0 million in 2007, $38.2 million in 2006 and $29.0 million in 2005.

Estimated transaction costs and other activities related to the proposed separation of the Company are expected to result in cash expenditures totaling $60 million to $70 million in 2008.

Under the authorization of a share repurchase program that was approved by the Board of Directors on October 24, 2004, we have been repurchasing our Class A Common shares over the course of the last three years to offset the dilution resulting from our stock compensation programs. Shares were repurchased at a total cost of $57.5 million in 2007, $65.3 million in 2006, and $36.8 million in 2005. Due to the pending proposed separation of the Company, the repurchase of shares was suspended in the first quarter of 2008.

We have a credit facility expiring in 2011 that permits aggregate borrowings up to $750 million. Total borrowings under the facility were $79.6 million at December 31, 2007.

Our access to commercial paper markets can be affected by macroeconomic factors outside our control. In addition to macroeconomic factors, our access to commercial paper markets and our borrowing costs are affected by short and long-term debt ratings assigned by independent rating agencies.

In the fourth quarter of 2006, we filed a shelf registration statement with the Securities and Exchange Commission under which an unspecified amount of public debt or equity securities may be issued, subject to approval by the Board of Directors. Proceeds from any takedowns off the shelf will be used for general corporate purposes, including capital expenditures, working capital, securities repurchase programs, repayment of long-term and short-term debt and the financing of acquisitions.

Off-Balance Sheet Arrangements and Contractual Obligations

Off-Balance Sheet Arrangements

Off-balance sheet arrangements include the following four categories: obligations under certain guarantees or contracts; retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements; obligations under certain derivative arrangements; and obligations under material variable interests.

We may use derivative financial instruments to manage exposure to newsprint prices, interest rate and foreign exchange rate fluctuations. We held no newsprint, interest rate or foreign currency derivative financial instruments at December 31, 2007.

We have not entered into any material arrangements which would fall under any of these four categories and which would be reasonably likely to have a current or future material effect on our results of operations, liquidity or financial condition.

Our contractual obligations under certain contracts are included in the following table.

Contractual Obligations

A summary of our contractual cash commitments, as of December 31, 2007, is as follows:

(in thousands)	Less than 1 Year	Years 2 & 3	Years 4 & 5	Over 5 Years	Total
Long-term debt:					
Principal amounts	$ 40,136	$ 199,416	$ 265,342	$ 467	$ 505,361
Interest on notes	23,367	40,223	18,066	53	81,709
Network launch incentives:					
Network launch incentive offers accepted	4,616	6,738			11,354
Incentives offered to cable television systems	2,574	6,599	1,091		10,264
Programming:					
Available for broadcast	18,923	2,867	251		22,041
Not yet available for broadcast	98,079	128,371	67,539	8,473	302,462
Employee compensation and benefits:					
Deferred compensation and benefits	5,395	9,612	9,602	22,205	46,814
Employment and talent contracts	45,356	48,669	10,839	3,466	108,330
Operating leases:					
Noncancelable	20,826	40,642	33,456	72,638	167,562
Cancelable	1,224	1,070	6,674	2,228	11,196
Pension obligations:					
Minimum pension funding	2,700	5,500	4,900	15,100	28,200
Other commitments:					
Distribution agreements	1,573	3,289	3,420	3,049	11,331
Satellite transmission	5,460	10,380	8,160	27,880	51,880
Noncancelable purchase and service commitments	13,912	24,597	5,162	15,647	59,318
Capital expenditures	618	20,214			20,832
Other purchase and service commitments	41,557	37,983	5,507	778	85,825
Total contractual cash obligations	$ 326,316	$ 586,170	$ 440,009	$ 171,984	$ 1,524,479

In the ordinary course of business we enter into long-term contracts to obtain distribution of our networks, to license or produce programming, to secure on-air talent, to lease office space and equipment, to obtain satellite transmission rights, and to purchase other goods and services.

Long-Term Debt – Principal payments on long-term debt reflect the repayment of our fixed-rate notes in accordance with their contractual due dates. Principal payments also include the repayment of our outstanding variable rate credit facilities assuming repayment will occur upon the expiration of the facility in June 2011.

Interest payments on our fixed-rate notes are projected based on each note's contractual rate and maturity. Interest payments on our variable-rate credit facilities assume that the outstanding balance on the facilities and the related variable interest rates remain unchanged until the expiration of the facilities in June 2011.

Network Launch Incentives – We may offer incentives to cable and satellite television systems in exchange for long-term contracts to distribute our networks. Such incentives may be in the form of cash payments or an initial period in which the payment of affiliate fees is waived. We become obligated for such incentives at the time a cable or satellite television system launches our programming.

Amounts included in the above table for network launch incentive offers accepted by cable and satellite television systems include both amounts due to systems that have launched our networks and estimated incentives due to systems that have agreed to launch our networks in future periods.

We have offered launch incentives to cable and satellite television systems that have not yet agreed to carry our networks. Such offers generally expire if the system does not launch our programming by a specified date. We expect to make additional launch incentive offers to cable and satellite television systems to expand the distribution of our networks.

Programming – Program licenses generally require payments over the terms of the licenses. Licensed programming includes both programs that have been delivered and are available for telecast and programs that have not yet been produced. If the programs are not produced, our commitments would generally expire without obligation.

We also enter into contracts with certain independent producers for the production of programming that airs on Scripps Networks. Production contracts generally require us to purchase a specified number of episodes of the program.

We expect to enter into additional program licenses and production contracts to meet our future programming needs.

Talent Contracts – We secure on-air talent for Scripps Networks and our broadcast television stations through multi-year talent agreements. Certain agreements may be terminated under certain circumstances or at certain dates prior to expiration. We expect our employment and talent contracts will be renewed or replaced with similar agreements upon their expiration. Amounts due under the contracts, assuming the contracts are not terminated prior to their expiration, are included in the contractual commitments table. Also included in the table are contracts with columnists and artists whose work is syndicated by United Media. Columnists and artists may receive fixed minimum payments plus amounts based upon a percentage of net syndication and licensing revenues resulting from the exploitation of their work. Contingent amounts based upon net revenues are not included in the table of contractual commitments.

Operating Leases – We obtain certain office space under multi-year lease agreements. Leases for office space are generally not cancelable prior to their expiration.

Leases for operating and office equipment are generally cancelable by either party on 30 to 90 day notice. However, we expect such contracts will remain in force throughout the terms of the leases. The amounts included in the table above represent the amounts due under the agreements assuming the agreements are not canceled prior to their expiration.

We expect our operating leases will be renewed or replaced with similar agreements upon their expiration.

Pension Funding – We sponsor qualified defined benefit pension plans that cover substantially all non-union and certain union-represented employees. We also have a non-qualified Supplemental Executive Retirement Plan ("SERP").

Contractual commitments summarized in the contractual obligations table include payments to meet minimum funding requirements of our defined benefit pension plans in 2006 and estimated benefit payments for our unfunded non-qualified SERP plan. Estimated payments for the SERP plan have been estimated over a ten-year period. Accordingly, the amounts in the over 5 years column include estimated payments for the periods of 2013-2017. While benefit payments under these plans are expected to continue beyond 2017, we believe it is not practicable to estimate payments beyond this period.

Other Compensation Plans – We have long-term compensation plans with certain employees. Amounts earned by the employees in each annual valuation period are determined by the increase in value of the business as of the valuation date in excess of base value. The value of the business at each valuation date is measured by applying a prescribed multiple to EBITDA for the prior twelve months. Amounts earned in each valuation period vest over the remaining term of the plan. Unvested amounts are subject to forfeiture in the event the requisite service is not rendered or if the value of the business declines in subsequent periods. Due to the inability to estimate payments to be made under these plans, no amounts are included in the table of contractual commitments.

Income Tax Obligations – The Contractual Obligations table does not include any reserves for income taxes recognized under FIN 48 due to the fact that we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes. As of December 31, 2007, our reserves for income taxes totaled $53.8 million which is reflected as an other long-term liability in our consolidated balance sheets. (See Note 6 to the Consolidated Financial Statements for additional information on Income Taxes).

Purchase Commitments – We obtain satellite transmission, audience ratings, market research and certain other services under multi-year agreements. These agreements are generally not cancelable prior to expiration of the service agreement. We expect such agreements will be renewed or replaced with similar agreements upon their expiration.

We may also enter into contracts with certain vendors and suppliers, including most of our newsprint vendors. These contracts typically do not require the purchase of fixed or minimum quantities and generally may be terminated at any time without penalty. Included in the table of contractual commitments are purchase orders placed as of December 31, 2007. Purchase orders placed with vendors, including those with whom we maintain contractual relationships, are generally cancelable prior to shipment. While these vendor agreements do not require us to purchase a minimum quantity of goods or services, and we may generally cancel orders prior to shipment, we expect expenditures for goods and services in future periods will approximate those in prior years.

Redemption of Non-controlling Interests in Subsidiary Companies – Minority owners of Fine Living have the right to require us to repurchase their interests. Minority owners will receive fair market value for their interest at the time their option is exercised.

The Food Network general partnership agreement is due to expire on December 31, 2012, unless amended or extended prior to that date. In the event of such expiration, the assets of the partnership are to be liquidated and distributed to the partners in proportion to their partnership interests.

The table of contractual commitments does not include amounts for the repurchase of minority interests in Fine Living or Food Network.

Quantitative and Qualitative Disclosures about Market Risk

Earnings and cash flow can be affected by, among other things, economic conditions, interest rate changes, foreign currency fluctuations and changes in the price of newsprint. We are also exposed to changes in the market value of our investments.

Our objectives in managing interest rate risk are to limit the impact of interest rate changes on our earnings and cash flows, and to reduce overall borrowing costs. We manage interest rate risk primarily by maintaining a mix of fixed-rate and variable-rate debt.

Our primary exposure to foreign currencies is the exchange rates between the U.S. dollar and the Japanese yen, British pound and the Euro. Reported earnings and assets may be reduced in periods in which the U.S. dollar increases in value relative to those currencies. Included in shareholders' equity is $55.2 million of foreign currency translation adjustment gains resulting primarily from the devaluation of the U.S. dollar relative to the British pound since our acquisition of uSwitch in March 2006.

Our objective in managing exposure to foreign currency fluctuations is to reduce volatility of earnings and cash flow. Accordingly, we may enter into foreign currency derivative instruments that change in value as foreign exchange rates change, such as foreign currency forward contracts or foreign currency options. We held no foreign currency derivative financial instruments at December 31, 2007.

We also may use forward contracts to reduce the risk of changes in the price of newsprint on anticipated newsprint purchases. We held no newsprint derivative financial instruments at December 31, 2007.

The following table presents additional information about market-risk-sensitive financial instruments:

(in thousands, except share data)	As of December 31, 2007		As of December 31, 2006	
	Cost Basis	Fair Value	Cost Basis	Fair Value
Financial instruments subject to interest rate risk:				
Variable rate credit facilities, including commercial paper	$ 79,559	$ 79,559	$ 190,461	$ 190,461
6.625% notes due in 2007			99,989	100,791
3.75% notes due in 2008	39,950	39,913	39,356	39,245
4.25% notes due in 2009	86,091	84,950	86,008	83,485
4.30% notes due in 2010	112,840	110,592	149,832	144,571
5.75% notes due in 2012	184,922	185,366	199,310	200,556
Other notes	1,301	1,015	1,425	1,157
Total long-term debt including current portion	$ 504,663	$ 501,395	$ 766,381	$ 760,266
Financial instruments subject to market value risk:				
Time Warner (common shares-2007, 2,008,000; 2006, 2,011,000)	$ 29,538	$ 33,152	$ 29,585	$ 43,804
Other available-for-sale securities	55	2,832	175	2,130
Total investments in publicly-traded companies	29,593	35,984	29,760	45,934
Other equity securities	8,064	(a)	7,430	(a)

(a) Includes securities that do not trade in public markets so the securities do not have readily determinable fair values. We estimate the fair value of these securities approximates their carrying value. There can be no assurance that we would realize the carrying value upon sale of the securities.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) was evaluated as of the date of the financial statements. This evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures are effective. There were no changes to the company's internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Scripps' management is responsible for establishing and maintaining adequate internal controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The company's internal control over financial reporting includes those policies and procedures that:

1. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the directors of the company; and
3. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error, collusion and the improper overriding of controls by management. Accordingly, even effective internal control can only provide reasonable but not absolute assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

As required by Section 404 of the Sarbanes Oxley Act of 2002, management assessed the effectiveness of The E. W. Scripps Company and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2007. Management's assessment is based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon our assessment, management believes that the company maintained effective internal control over financial reporting as of December 31, 2007.

The company's independent registered public accounting firm has issued an attestation report on our internal control over financial reporting and the company's management assessment of our internal control over financial reporting as of December 31, 2007. This report appears on page F-23.

Date: February 29, 2008

BY:

/s/ Kenneth W. Lowe

Kenneth W. Lowe
President and Chief Executive Officer

/s/ Joseph G. NeCastro

Joseph G. NeCastro
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders,
The E. W. Scripps Company

We have audited the internal control over financial reporting of The E.W. Scripps Company and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the company's adoption of FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes an Interpretation of Statement of Financial Accountings Standards ("SFAS") Statement No. 109*, in 2007, and SFAS No. 123(R) (revised 2004), *Share Based Payment*, and SFAS No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans*, in 2006.

Deloitte & Touche LLP

Cincinnati, Ohio
February 29, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders,
The E. W. Scripps Company

We have audited the accompanying consolidated balance sheets of The E.W. Scripps Company and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' equity for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The E.W. Scripps Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes an Interpretation of Statement of Financial Accounting Standards ("SFAS") Statement No. 109*, effective January 1, 2007. As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 123(R) (revised 2004), *Share Based Payment*, effective January 1, 2006 and the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, effective December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Cincinnati, Ohio
February 29, 2008

Consolidated Balance Sheets

(in thousands, except share data)	As of December 31, 2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 31,632	$ 30,450
Short-term investments	44,831	2,872
Accounts and notes receivable (less allowances - 2007, $8,414; 2006, $15,477)	562,909	535,901
Programs and program licenses	215,127	179,887
Deferred income taxes	17,966	21,744
Assets of discontinued operations		61,237
Miscellaneous	54,328	43,228
Total current assets	926,793	875,319
Investments	226,660	225,349
Property, plant and equipment	559,673	511,738
Goodwill and other intangible assets:		
Goodwill	1,666,206	1,961,051
Other intangible assets	188,227	309,243
Total goodwill and other intangible assets	1,854,433	2,270,294
Other assets:		
Programs and program licenses (less current portion)	265,938	249,184
Unamortized network distribution incentives	135,367	155,578
Prepaid pension	8,975	9,130
Miscellaneous	27,453	47,742
Total other assets	437,733	461,634
Total Assets	$ 4,005,292	$ 4,344,334
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 78,935	$ 77,945
Customer deposits and unearned revenue	57,174	50,524
Accrued liabilities:		
Employee compensation and benefits	79,720	76,744
Network distribution incentives	4,616	3,755
Accrued income taxes	11,347	36,798
Accrued marketing and advertising costs	18,537	21,817
Accrued interest	5,757	10,850
Miscellaneous	70,066	66,466
Liabilities of discontinued operations		19,719
Other current liabilities	20,650	34,650
Total current liabilities	346,802	399,268
Deferred income taxes	362,234	334,223
Long-term debt (less current portion)	504,663	766,381
Other liabilities (less current portion)	199,302	140,598
Commitments and contingencies (Note 19)		
Minority interests	141,930	122,429
Shareholders' equity:		
Preferred stock, $.01 par - authorized: 25,000,000 shares; none outstanding		
Common stock, $.01 par:		
Class A - authorized: 240,000,000 shares; issued and outstanding: 2007 - 126,421,285 shares; 2006 - 126,974,721 shares;	1,264	1,270
Voting - authorized: 60,000,000 shares; issued and outstanding: 2007 - 36,568,226 shares; 2006 - 36,568,226 shares	366	366
Total	1,630	1,636
Additional paid-in capital	475,055	431,432
Retained earnings	1,971,848	2,145,875
Accumulated other comprehensive income (loss), net of income taxes:		
Unrealized gains on securities available for sale	4,338	10,591
Pension adjustments	(57,673)	(54,863)
Foreign currency translation adjustment	55,163	46,764
Total shareholders' equity	2,450,361	2,581,435
Total Liabilities and Shareholders' Equity	$ 4,005,292	$ 4,344,334

See notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)	For the years ended December 31, 2007	2006	2005
Operating Revenues:			
Advertising	$ 1,770,180	$ 1,771,916	$ 1,621,768
Referral fees	254,460	269,403	98,881
Network affiliate fees, net	235,248	194,662	167,012
Circulation	118,696	122,961	128,168
Licensing	72,626	75,137	77,049
Other	65,930	63,998	61,756
Total operating revenues	2,517,140	2,498,077	2,154,634
Costs and Expenses:			
Employee compensation and benefits	705,775	666,284	597,094
Production and distribution	282,663	297,636	288,354
Programs and program licenses	286,574	243,235	221,167
Marketing and advertising	202,580	226,044	152,515
Other costs and expenses	286,236	267,860	228,600
Total costs and expenses	1,763,828	1,701,059	1,487,730
Depreciation, Amortization, and (Gains) Losses:			
Depreciation	83,014	70,818	62,878
Amortization of intangible assets	48,536	44,281	19,500
Write-down of uSwitch goodwill and intangible assets	411,006		
Gain on formation of Colorado newspaper partnership		(3,535)	
(Gains) losses on disposal of property, plant and equipment	632	1,124	602
Hurricane recoveries, net		(1,900)	(983)
Net depreciation, amortization, and (gains) losses	543,188	110,788	81,997
Operating income	210,124	686,230	584,907
Interest expense	(37,982)	(55,965)	(38,791)
Equity in earnings of JOAs and other joint ventures	63,221	55,196	61,926
Miscellaneous, net	19,284	4,743	5,756
Income from continuing operations before income taxes and minority interests	254,647	690,204	613,798
Provision for income taxes	177,265	219,261	216,815
Income from continuing operations before minority interests	77,382	470,943	396,983
Minority interests	82,981	73,766	58,467
Income (loss) from continuing operations	(5,599)	397,177	338,516
Income (loss) from discontinued operations, net of tax	3,978	(43,957)	(89,363)
Net income (loss)	$ (1,621)	$ 353,220	$ 249,153
Net income (loss) per basic share of common stock:			
Income (loss) from continuing operations	($.03)	$2.43	$2.07
Income (loss) from discontinued operations	.02	(.27)	(.55)
Net income (loss) per basic share of common stock	($.01)	$2.16	$1.53
Net income (loss) per diluted share of common stock:			
Income (loss) from continuing operations	($.03)	$2.41	$2.05
Income (loss) from discontinued operations	.02	(.27)	(.54)
Net income (loss) per diluted share of common stock	($.01)	$2.14	$1.51
Weighted average shares outstanding:			
Basic	163,014	163,223	163,279
Diluted	164,267	164,849	165,435

Net income per share amounts may not foot since each is calculated independently.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	For the years ended December 31, 2007	2006	2005
Cash Flows from Operating Activities:			
Net income (loss)	$ (1,621)	$ 353,220	$ 249,153
Loss (income) from discontinued operations	(3,978)	43,957	89,363
Income (loss) from continuing operations	(5,599)	397,177	338,516
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:			
Programs and program licenses costs	286,574	243,235	221,167
Depreciation and intangible assets amortization	131,550	115,099	82,378
Write-down of uSwitch goodwill and intangible assets, net of deferred income tax	381,556		
Network distribution incentive amortization	27,016	30,589	29,808
Equity in earnings of JOAs and other joint ventures	(63,221)	(55,196)	(61,926)
Gain on formation of Colorado newspaper partnership		(3,535)	
Deferred income taxes	45,785	17,319	47,604
Tax benefits from stock compensation plans	1,461	2,834	10,362
Stock and deferred compensation plans	27,891	29,724	15,322
Minority interests in income of subsidiary companies	82,981	73,766	58,467
Program payments	(339,195)	(328,867)	(264,573)
Dividends received from JOAs and other joint ventures	63,900	77,537	82,940
Capitalized network distribution incentives	(10,085)	(23,206)	(29,024)
Prepaid and accrued pension expense	12,383	17,716	(26,743)
Other changes in certain working capital accounts, net	(29,456)	(12,173)	(73,685)
Miscellaneous, net	(1,489)	1,532	(2,260)
Net cash provided by continuing operating activities	612,052	583,551	428,353
Net cash provided by (used in) discontinued operating activities	(16,641)	(28,611)	18,527
Net operating activities	595,411	554,940	446,880
Cash Flows from Investing Activities:			
Purchase of subsidiary companies, minority interest, and long-term investments	(33,436)	(398,267)	(547,007)
Proceeds from formation of Colorado newspaper partnership, net of transaction costs		20,029	
Additions to property, plant and equipment	(127,787)	(103,098)	(61,828)
Decrease (increase) in short-term investments, net of effects of acquiring Shopzilla	(41,959)	9,928	8,116
Sale of long-term investments	10,594	4,177	6,437
Miscellaneous, net	7,194	5,092	(1,616)
Net cash provided by (used in) continuing investing activities	(185,394)	(462,139)	(595,898)
Net cash provided by (used in) discontinued investing activities	60,927	120,638	(10,376)
Net investing activities	(124,467)	(341,501)	(606,274)
Cash Flows from Financing Activities:			
Increase in long-term debt			293,965
Payments on long-term debt	(261,406)	(60,793)	(106)
Dividends paid	(88,205)	(76,806)	(70,352)
Dividends paid to minority interests	(63,480)	(40,295)	(40,825)
Repurchase Class A Common shares	(57,515)	(65,323)	(36,822)
Proceeds from employee stock options	15,903	32,198	32,345
Excess tax benefits from stock compensation plans	2,375	4,393	
Miscellaneous, net	(16,869)	2,884	(11,951)
Net cash provided by (used in) continuing financing activities	(469,197)	(203,742)	166,254
Net cash provided by (used in) discontinued financing activities	(43)	(106)	104
Net financing activities	(469,240)	(203,848)	166,358
Effect of exchange rate changes on cash and cash equivalents	(522)	1,616	
Increase (decrease) in cash and cash equivalents	1,182	11,207	6,964
Cash and cash equivalents:			
Beginning of year	30,450	19,243	12,279
End of year	$ 31,632	$ 30,450	$ 19,243

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income and Shareholders' Equity

(in thousands, except share data)	Common Stock	Additional Paid-in Capital	Stock Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
As of December 31, 2004	$ 1,632	$ 320,359	$ (4,090)	$ 1,787,221	$ (9,001)	$ 2,096,121
Comprehensive income:						
Net income				249,153		249,153
Unrealized gains (losses) on investments, net of tax of $1,841					(3,423)	(3,423)
Adjustment for losses (gains) in income, net of tax of ($224)					417	417
Change in unrealized gains (losses) on investments					(3,006)	(3,006)
Minimum pension liability, net of tax of $58					(55)	(55)
Currency translation adjustment, net of tax of ($186)					(100)	(100)
Total comprehensive income						245,992
Dividends: declared and paid - $.43 per share				(70,352)		(70,352)
Repurchase 750,000 Class A Common shares	(8)	(1,786)		(35,028)		(36,822)
Compensation plans, net: 1,293,634 shares issued; 68,580 shares repurchased; 2,500 shares forfeited	13	34,481	7,284			41,778
Tax benefits of compensation plans		10,362				10,362
As of December 31, 2005	1,637	363,416	3,194	1,930,994	(12,162)	2,287,079
Comprehensive income:						
Net income				353,220		353,220
Unrealized gains (losses) on investments, net of tax of ($3,244)					5,696	5,696
Adjustment for losses (gains) in income, net of tax of $6					(11)	(11)
Change in unrealized gains (losses) on investments					5,685	5,685
Minimum pension liability, net of tax of ($1,397)					2,180	2,180
Currency translation adjustment, net of tax of $196					45,282	45,282
Total comprehensive income						406,367
Adjustment to initially apply FAS 158, net of tax of $22,210					(38,493)	(38,493)
Adoption of FAS 123(R)		3,194	(3,194)			
Dividends: declared and paid - $.47 per share				(76,806)		(76,806)
Convert 100,000 Voting Shares to Class A Shares						
Repurchase 1,400,000 Class A Common shares	(14)	(3,776)		(61,533)		(65,323)
Compensation plans, net: 1,363,966 shares issued; 80,015 shares repurchased; 3,616 shares forfeited	13	61,371				61,384
Tax benefits of compensation plans		7,227				7,227
As of December 31, 2006	1,636	431,432		2,145,875	2,492	2,581,435
Comprehensive income:						
Net income (loss)				(1,621)		(1,621)
Unrealized gains (losses) on investments, net of tax of $3,519					(6,218)	(6,218)
Adjustment for losses (gains) in income, net of tax of $19					(35)	(35)
Change in unrealized gains (losses) on investments					(6,253)	(6,253)
Amortization of prior service costs, actuarial losses, and transition obligations, net of tax of $(862)					2,326	2,326
Actuarial adjustment of prior service costs, actuarial losses, and transition obligations, net of tax of $3,524					(9,514)	(9,514)
Equity in investee's adjustments for FAS 158, net of tax of ($2,641)					4,378	4,378
Currency translation adjustment, net of tax of ($1,185)					8,399	8,399
Total comprehensive income (loss)						(2,285)
Fin 48 transition adjustment				(30,869)		(30,869)
Dividends: declared and paid - $.54 per share				(88,205)		(88,205)
Repurchase 1,300,000 Class A Common shares	(13)	(4,170)		(53,332)		(57,515)
Compensation plans, net: 804,571 shares issued; 56,407 shares repurchased; 1,600 shares forfeited	7	43,957				43,964
Tax benefits of compensation plans		3,836				3,836
As of December 31, 2007	$ 1,630	$ 475,055	$	$ 1,971,848	$ 1,828	$ 2,450,361

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

As used in the Notes to Consolidated Financial Statements, the terms "we," "our," "us" or "Scripps" may, depending on the context, refer to The E. W. Scripps Company, to one or more of its consolidated subsidiary companies or to all of them taken as a whole.

Nature of Operations – We are a diverse media concern with interests in national television networks, newspaper publishing, broadcast television, interactive media, and licensing and syndication. All of our media businesses provide content and advertising services via the Internet. Our media businesses are organized into the following reportable business segments: Scripps Networks, Newspapers, Broadcast television, and Interactive media. Additional information for our business segments is presented in Note 18.

Concentration Risks – Our operations are geographically dispersed and we have a diverse customer base. We believe bad debt losses resulting from default by a single customer, or defaults by customers in any depressed region or business sector, would not have a material effect on our financial position.

Approximately 80% of our operating revenues are derived from marketing services, including advertising and referral fees. Operating results can be affected by changes in the demand for such services both nationally and in individual markets.

The six largest cable television systems and the two largest satellite television systems provide service to more than 95% of homes receiving HGTV and Food Network. The loss of distribution by any of these cable and satellite television systems could adversely affect our business. While no assurance can be given regarding renewal of our distribution contracts, we have not lost carriage upon the expiration of our distribution contracts with any of these cable and satellite television systems in the past.

We are currently operating under an agreement with a general search engine that generates approximately 40% of our referral fee revenues. Our revenues could be affected if this agreement is not renewed upon expiration or if the agreement is not renewed on similar terms.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make a variety of decisions that affect the reported amounts and the related disclosures. Such decisions include the selection of accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions.

Our financial statements include estimates and assumptions used in accounting for our defined benefit pension plans; the recognition of certain revenues; rebates due to customers; the periods over which long-lived assets are depreciated or amortized; the fair value of such long-lived assets; income taxes payable; estimates for uncollectible accounts receivable; and self-insured risks.

While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time of preparation of the financial statements.

Consolidation – The consolidated financial statements include the accounts of The E. W. Scripps Company and its majority-owned subsidiary companies. Consolidated subsidiary companies include general partnerships and limited liability companies in which more than a 50% residual interest is owned. Investments in 20%-to-50%-owned companies and in all 50%-or-less-owned joint ventures and partnerships are accounted for using the equity method. We do not hold any interests in variable interest entities.

Losses attributable to non-controlling interests in subsidiary companies are included in minority interest in the Consolidated Statements of Income to the extent of the basis of the non-controlling investment in the subsidiary company. Losses in excess of that basis ("excess losses") are allocated entirely to us. Subsequent profits are allocated entirely to us until such excess losses are recovered. All other profits attributable to non-controlling interests in subsidiary companies are included in minority interest in the Consolidated Statements of Income. Our financial statements do not include income tax provisions (benefits) on the income (loss) of consolidated partnerships attributable to the non-controlling interest.

Newspaper Joint Operating Agreements ("JOA") – We include our share of JOA earnings in "Equity in earnings of JOAs and other joint ventures" in our Consolidated Statements of Income. The related editorial costs and expenses are included within costs and expenses in our Consolidated Statements of Income. Our residual interest in the net assets of the Denver and Albuquerque JOAs is classified as an investment in the Consolidated Balance Sheets. We did not have a residual interest in the net assets of the Cincinnati JOA.

Foreign Currency Translation – Substantially all of our international subsidiaries use the local currency of their respective country as their functional currency. Assets and liabilities of such international subsidiaries are translated using end-of-period exchange rates while results of operations are translated based on the average exchange rates throughout the year. Equity is translated at historical exchange rates, with the resulting cumulative translation adjustment included as a component of accumulated other comprehensive income in shareholders' equity, net of applicable income taxes.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency using end-of-period exchange rates. Gains or losses resulting from such remeasurement are recorded in income. Foreign exchange gains and losses are included in Miscellaneous, net in the Consolidated Statements of Income. Foreign exchange gains totaled $2.2 million in 2007 and $0.3 million in 2006 and foreign exchange losses totaled $1.1 million in 2005.

Revenue Recognition – Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibilty is reasonably assured. When a sales arrangement contains multiple elements, such as the sale of advertising and other services, revenue is allocated to each element based upon its relative fair value. Revenue recognition may be ceased on delinquent accounts depending upon a number of factors, including the customer's credit history, number of days past due, and the terms of any agreements with the customer. Revenue recognition on such accounts resumes when the customer has taken actions to remove their accounts from delinquent status, at which time any associated deferred revenues would also be recognized. Revenue is reported net of our remittance of sales taxes, value added taxes and other taxes collected from our customers.

Our primary sources of revenue are from:

- The sale of print, broadcast and Internet advertising.
- Referral fees and commissions from retailers and service providers.
- Fees for programming services ("network affiliate fees").
- The sale of newspapers.
- Licensing royalties.

Revenue recognition policies for each source of revenue are described below.

Advertising. Print and broadcast advertising revenue is recognized, net of agency commissions, when the advertisements are displayed. Internet advertising includes fixed duration campaigns whereby a banner, text or other advertisement appears for a specified period of time for a fee, impression-based campaigns where the fee is based upon the number of times the advertisement appears in Web pages viewed by a user, and click-through based campaigns where the fee is based upon the number of users who click on an advertisement and are directed to the advertisers' Web site. Advertising revenue from fixed duration campaigns are recognized over the period in which the advertising appears. Internet advertising that is based upon the number of impressions delivered or the number of click-throughs is recognized as impressions are delivered or click-throughs occur.

Advertising contracts, which generally have a term of one year or less, may provide rebates, discounts and bonus advertisements based upon the volume of advertising purchased during the terms of the contracts. This requires us to make certain estimates regarding future advertising volumes. We base our estimates on various factors including our historical experience and advertising sales trends. Estimated rebates, discounts and bonus advertisements are recorded as a reduction of revenue in the period the advertisement is displayed. We revise our estimates as necessary based on actual volume realized.

Broadcast and national television network advertising contracts may guarantee the advertiser a minimum audience for the programs in which their advertisements are broadcast over the term of the advertising contracts. We provide the advertiser with additional advertising time if we do not deliver the guaranteed audience size. The amount of additional advertising time is generally based upon the percentage shortfall in audience size. If we determine we have not delivered the guaranteed audience, an accrual for "make-good" advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the terms of the advertising contracts.

Broadcast television stations may receive compensation for airing network programming under the terms of network affiliation agreements. Network affiliation agreements generally provide for the payment of pre-determined fees, but may provide compensation based upon other factors. Pre-determined fees are recognized as revenue on a straight-line basis over the terms of the network affiliation agreements. Compensation dependent upon other factors, which may vary over the terms of the affiliation agreements, is recognized when such amounts are earned.

Referral fees. Referral fee revenue is recorded based upon the terms of the agreements with participating retailers or service providers. Referral fees that are based upon click-throughs to the retailers' Web sites or the number of completed contracts delivered to service providers are recognized when the click-through occurs or when the completed contract is delivered. Arrangements that provide for referral fees when the customer completes a transaction or begins to receive services are recognized upon completion of the transaction or upon commencement of services by the service provider.

Certain service provider arrangements may provide for refunds in the event the customer cancels the contract with the service provider within a specified period. This requires us to estimate cancellations. We base our estimates on various factors, including our historical experience and recent trends. Estimated cancellations are recorded as a reduction of referral fee revenue in the period the referral is made. We revise our estimates as necessary based upon actual cancellations.

Certain arrangements with service providers may provide for additional revenues if the number of referrals or completed contracts meet or exceed target amounts. Such additional referral fees are recognized when those targets are met or exceeded.

Network Affiliate Fees. Cable and satellite television systems generally pay a per-subscriber fee ("network affiliate fees") for the right to distribute our programming under the terms of long-term distribution contracts. Network affiliate fees are reported net of volume discounts earned by cable and satellite television system operators and net of incentive costs offered to system operators in exchange for initial long-term distribution contracts. Such incentives may include an initial period in which the payment of network affiliate fees by the system is waived ("free period"), cash payments to system operators ("network launch incentives"), or both. We recognize network affiliate fees as revenue over the terms of the contracts, including any free periods. Network launch incentives are capitalized as assets upon launch of our programming on the cable or satellite television system and are amortized against network affiliate fees based upon the ratio of each period's revenue to expected total revenue over the terms of the contracts.

Network affiliate fees due to us, net of applicable discounts, are reported to us by cable and satellite television systems. Such information is generally not received until after the close of the reporting period. Therefore, reported network affiliate fee revenues are based upon our estimates of the number of subscribers receiving our programming and the amount of volume-based discounts each cable and satellite television provider is entitled to receive. We subsequently adjust these estimated amounts based upon the actual amounts of network affiliate fees received.

Newspaper Subscriptions. Newspaper subscription revenue is recognized based upon the publication date of the newspaper. Prepaid newspaper subscriptions are deferred and are included in circulation revenue on a pro-rata basis over the terms of the subscriptions.

Circulation revenue for newspapers sold directly to subscribers is based upon the retail rate. Circulation revenue for newspapers sold to independent newspaper distributors, which are subject to returns, is based upon the wholesale rate. Estimated returns are recognized as a reduction in circulation revenue at the time the newspaper is published. Returns are estimated based upon historical return rates and are adjusted based on actual returns realized.

Licensing. Royalties from merchandise licensing are recognized as the licensee sells products. Amounts due to us are commonly reported to us by the licensee. Such information is generally not received until after the close of a reporting period. Therefore, reported licensing revenue is based upon estimates of licensed product sales. We subsequently adjust these estimated amounts based upon the actual amounts of licensed product sales.

Royalties from promotional licensing are recognized on a straight-line basis over the terms of the licensing agreements.

Cash Equivalents and Short-term Investments – Cash-equivalent investments represent debt instruments with an original maturity of less than three months. Short-term investments represent excess cash invested in securities not meeting the criteria to be classified as cash equivalents. Cash-equivalent and short-term investments are carried at cost plus accrued income, which approximates fair value.

Inventories – Inventories are stated at the lower of cost or market. The cost of inventories is computed using the first in, first out ("FIFO") method.

Trade Receivables – We extend credit to customers based upon our assessment of the customer's financial condition. Collateral is generally not required from customers. Allowances for credit losses are generally based upon trends, economic conditions, review of aging categories, specific identification of customers at risk of default and historical experience.

Investments – We have investments in both public and private companies. Investment securities can be impacted by various market risks, including interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect the amounts reported in our financial statements.

Investments in private companies are recorded at adjusted cost, net of impairment write-downs, because no readily determinable market price is available. All other securities, except those accounted for under the equity method, are classified as available for sale and are carried at fair value. Fair value is determined using quoted market prices. The difference between adjusted cost basis and fair value, net of related tax effects, is recorded in the accumulated other comprehensive income component of shareholders' equity.

We regularly review our investments to determine if there has been any other-than-temporary decline in value. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate, among other factors, the extent to which cost exceeds fair value; the duration of the decline in fair value below cost; and the current cash position, earnings and cash forecasts and near term prospects of the investee. The cost basis is adjusted when a decline in fair value below cost is determined to be other than temporary, with the resulting adjustment charged against net income.

The cost of securities sold is determined by specific identification.

Property, Plant and Equipment – Property, plant and equipment, which includes internal use software, is carried at historical cost less depreciation. Costs incurred in the preliminary project stage to develop or acquire internal use software or Internet sites are expensed as incurred. Upon completion of the preliminary project stage and upon management authorization of the project, costs to acquire or develop internal use software, which primarily include coding, designing system interfaces, and installation and testing, are capitalized if it is probable the project will be completed and the software will be used for its intended function. Costs incurred after implementation, such as maintenance and training, are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives as follows:

Buildings and improvements	35 years
Leasehold improvements	Term of lease or useful life
Printing presses	30 years
Other newspaper production equipment	5 to 15 years
Television transmission towers and related equipment	15 years
Other television and program production equipment	3 to 15 years
Computer hardware and software	3 to 5 years
Office and other equipment	3 to 10 years

Programs and Program Licenses – Programming is either produced by us or for us by independent production companies, or is licensed under agreements with independent producers.

Costs of programs produced by us or for us include capitalizable direct costs, production overhead, development costs and acquired production costs. Costs to produce live programming that is not expected to be rebroadcast are expensed as incurred. Production costs for programs produced by us or for us are capitalized. Production costs for television series are charged to expense over estimated useful lives based upon expected future cash flows. Estimated future cash flows can change based upon market acceptance, advertising and network affiliate fee rates, the number of cable and satellite television subscribers receiving our networks and program usage. Accordingly, we periodically review revenue estimates and planned usage and revise our assumptions if necessary. If actual demand or market conditions are less favorable than projected, a write-down to fair value may be required. Development costs for programs that we have determined will not be produced are written off.

Program licenses generally have fixed terms, limit the number of times we can air the programs and require payments over the terms of the licenses. Licensed program assets and liabilities are recorded when the programs become available for broadcast. Program licenses are not discounted for imputed interest. Program licenses are amortized based upon expected cash flows over the term of the license agreement.

The net realizable value of programs and program licenses is reviewed for impairment using a day-part methodology, whereby programs broadcast during a particular time period (such as prime time) are evaluated on an aggregate basis.

The portion of the unamortized balance expected to be amortized within one year is classified as a current asset.

Program rights liabilities payable within the next twelve months are included in accounts payable. Noncurrent program rights liabilities are included in other noncurrent liabilities. The carrying value of our program rights liabilities approximate fair value.

Goodwill and Other Indefinite-Lived Intangible Assets – Goodwill represents the cost of acquisitions in excess of the acquired businesses' tangible assets and identifiable intangible assets.

FCC licenses represent the value assigned to the broadcast licenses of acquired broadcast television stations. Broadcast television stations are subject to the jurisdiction of the Federal Communications Commission ("FCC") which prohibits the operation of stations except in accordance with an FCC license. FCC licenses stipulate each station's operating parameters as defined by channels, effective radiated power and antenna height. FCC licenses are granted for a term of up to eight years, and are renewable upon request. We have never had a renewal request denied, and all previous renewals have been for the maximum term.

In accordance with Financial Accounting Standard No. 142 - Goodwill and Other Intangible Assets ("FAS 142"), goodwill and other indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually. We perform our annual impairment review during the fourth quarter of each year in conjunction with our annual planning cycle. We also assess, at least annually, whether assets classified as indefinite-lived intangible assets continue to have indefinite lives.

In accordance with FAS 142, goodwill is reviewed for impairment based upon reporting units, which are defined as operating segments or groupings of businesses one level below the operating segment level. Reporting units with similar economic characteristics are aggregated into a single unit when testing goodwill for impairment. Our reporting units are Scripps Networks, newspapers, broadcast television, Shopzilla and uSwitch.

Amortizable Intangible Assets – Broadcast television network affiliation represents the value assigned to an acquired broadcast television station's relationship with a national television network. Broadcast television stations affiliated with national television networks typically have greater profit margins than independent television stations, primarily due to audience recognition of the television station as a network affiliate. These network affiliation relationships are being amortized on a straight-line basis over their 20 to 25 year remaining useful lives.

Network distribution intangible assets represent the value assigned to an acquired programming service's relationships with the broadcast television stations and cable and satellite television systems that distribute its programs. These relationships and distribution provide the opportunity to deliver advertising and sell merchandise to viewers. We amortize these contractual relationships on a straight-line basis over the terms of the distribution contracts and expected renewal periods, which approximates 15 years.

Customer lists and other intangible assets are amortized in relation to their expected future cash flows over estimated useful lives of up to 20 years.

Impairment of Long-Lived Assets – In accordance with FAS 144 - Accounting for the Impairment and Disposal of Long-Lived Assets, long-lived assets (primarily property, plant and equipment, amortizable intangible assets and network distribution incentives) are reviewed for impairment whenever events or circumstances indicate the carrying amounts of the assets may not be recoverable. Recoverability is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the undiscounted cash flow is less than the carrying amount of the assets, then amortizable intangible assets are written down first, followed by other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Self-Insured Risks – We are self-insured for general and automobile liability, employee health, disability and workers' compensation claims and certain other risks. Third-party administrators are used to process claims. Estimated liabilities for unpaid claims, which totaled $27.0 million at December 31, 2007 are based on our historical claims experience and are developed from actuarial valuations. While we re-evaluate our assumptions and review our claims experience on an ongoing basis, actual claims paid could vary significantly from estimated claims, which would require adjustments to expense.

Income Taxes – Consolidated subsidiary companies include general partnerships and limited liability companies which are treated as partnerships for tax purposes. Income taxes on partnership income and losses accrue to the individual partners. Accordingly, our financial statements do not include a provision (benefit) for income taxes on the non-controlling partners' share of the income (loss) of those consolidated subsidiary companies.

No provision for U.S. or foreign income taxes that could result from remittance of undistributed earnings of our foreign subsidiaries has been made as management intends to reinvest these earnings outside the United States indefinitely.

Deferred income taxes are provided for temporary differences between the tax basis and reported amounts of assets and liabilities that will result in taxable or deductible amounts in future years. Our temporary differences primarily result from accelerated depreciation and amortization for tax purposes, investment gains and losses not yet recognized for tax purposes and accrued expenses not deductible for tax purposes until paid. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with FIN 48, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Interest and penalties associated with such tax positions are included in the tax provision. The liability for additional taxes and interest is included in Other Long-term Obligations.

Production and Distribution – Production and distribution costs include costs incurred to distribute our programming to cable and satellite systems, produce and distribute our newspapers and other publications to readers, and other costs incurred to provide our products and services to consumers. These costs are expensed as incurred.

Marketing and Advertising Costs – Marketing and advertising costs include costs incurred to promote our businesses and to attract traffic to our Internet sites. Advertising production costs are deferred and expensed the first time the advertisement is shown. Other marketing and advertising costs are expensed as incurred.

Risk Management Contracts – We do not hold derivative financial instruments for trading or speculative purposes and we do not hold leveraged contracts. From time to time we may use derivative financial instruments to limit the impact of newsprint, interest rate or foreign exchange rate fluctuations on our earnings and cash flows. We held no derivative financial instruments at December 31, 2007.

Stock-Based Compensation – We have a Long-Term Incentive Plan (the "Plan") which is described more fully in Note 20. The Plan provides for the award of incentive and nonqualified stock options, stock appreciation rights, restricted and unrestricted Class A Common shares and performance units to key employees and non-employee directors.

Prior to January 1, 2006, we applied the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock-based compensation. Under APB 25 we measured compensation costs based upon the intrinsic value of the award on the date of grant, with the exception of performance shares. Compensation costs for performance shares were measured by the number of shares earned and the fair value of a Class A Common share at the end of the performance period. Because stock options were granted with exercise prices equal or greater than the market price of a Class A Common share on the date of grant, no compensation costs were recognized unless the terms of those options were later modified. Compensation costs were expensed over the vested period stated in the award, including grants to retirement-eligible employees, as each tranche of an award vested. If the stated vesting period was accelerated upon satisfaction of performance conditions, compensation costs were recognized over the shorter period if the performance conditions were expected to be met. Any unrecognized compensation cost was recognized upon retirement of an employee prior to the end of the stated vesting period. Forfeitures were recognized as they occurred.

Effective January 1, 2006, we adopted Financial Accounting Standard No. 123(R), "Share Based Payment", using the modified prospective method. Under this method, we applied the provisions of FAS 123(R) to awards granted after the date of adoption and to the unvested portion of awards outstanding as of that date. The adoption of this pronouncement had no effect on compensation cost recorded in 2005 related to stock options, which will continue to be disclosed on a pro forma basis only.

In accordance with FAS 123(R), compensation cost is based on the grant-date fair value of the award. The fair value of awards that grant the employee the right to the appreciation of the underlying shares, such as stock options, is measured using a binomial lattice model. The fair value of awards that grant the employee the underlying shares is measured by the fair value of a Class A Common share.

Certain awards of Class A Common shares have performance conditions under which the number of shares granted is determined by the extent to which such performance conditions are met ("Performance Shares"). Compensation costs for such awards are measured by the grant-date fair value of a Class A Common share and the number of shares earned. In periods prior to completion of the performance period, compensation costs are based upon estimates of the number of shares that will be earned.

Compensation costs, net of estimated forfeitures due to termination of employment or failure to meet performance targets, are recognized on a straight-line basis over the requisite service period of the award. The requisite service period is generally the vesting period stated in the award. However, because stock compensation grants vest upon the retirement of the employee, grants to retirement-eligible employees are expensed immediately and grants to employees who will become retirement eligible prior to the end of the stated vesting period are expensed over such shorter period. The vesting of certain awards is also accelerated if performance measures are met. If it is expected those performance measures will be met, compensation costs are expensed over the accelerated vesting period.

As a result of adopting FAS 123(R) on January 1, 2006, our income from continuing operations was reduced $19.1 million, $.07 per share in 2007 and $20.9 million, $.08 per share in 2006 than if we had continued to account for share-based compensation under APB Opinion No. 25.

Net income and earnings per share as if the fair-value based principles of FAS 123(R) were applied to all periods presented, on an as reported basis for periods after the adoption of FAS 123(R) and on a pro forma basis for periods prior to the adoption of FAS 123(R), are as follows:

(in thousands, except per share data)	For the years ended December 31, 2007	2006	2005
Net income (loss):			
Reported net income (loss)	$ (1,621)	$ 353,220	$ 249,153
Additional compensation to adjust intrinsic value to fair value			(14,367)
Net income (loss) under fair-value based method for all periods	$ (1,621)	$ 353,220	$ 234,786
Net income (loss) per share of common stock			
Basic earnings per share:			
As reported	$ (0.01)	$ 2.16	$ 1.53
Additional compensation to adjust intrinsic value to fair value			(0.09)
Basic earnings per share under fair-value based method	$ (0.01)	$ 2.16	$ 1.44
Diluted earnings per share:			
As reported	$ (0.01)	$ 2.14	$ 1.51
Additional compensation to adjust intrinsic value to fair value			(0.09)
Diluted earnings per share under fair-value based method	$ (0.01)	$ 2.14	$ 1.42

Net income per share amounts may not foot since each is calculated independently.

Net Income Per Share – The following table presents information about basic and diluted weighted-average shares outstanding:

(in thousands)	For the years ended December 31, 2007	2006	2005
Basic weighted-average shares outstanding	163,014	163,223	163,279
Effect of dilutive securities:			
Unvested restricted stock and share units held by employees	231	240	308
Stock options held by employees and directors	1,022	1,386	1,848
Diluted weighted-average shares outstanding	164,267	164,849	165,435

Stock options to purchase 6,737,665 common shares were anti-dilutive as of December 31, 2007 and are, therefore, not included in the computation of diluted weighted-average shares outstanding.

Reclassifications – Certain reclassifications have been made to the prior years' financial information to conform to the December 31, 2007 presentation.

2. Accounting Changes and Recently Issued Accounting Standards

Accounting Changes – During 2006, we adopted FAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB statements No. 87, 88, 106 and 132(R). FAS 158 required us to recognize the over- or under-funded status of each of our pension and post-retirement plans in our balance sheet. The standard did not change the manner in which plan liabilities or periodic expense is measured. Changes in the funded status of the plans resulting from unrecognized prior service costs and credits and unrecognized actuarial gains and losses are recorded as a component of other comprehensive income within shareholders' equity.

The initial recognition of this standard in 2006 resulted in a decrease to our Shareholders' Equity of $38.5 million, which was net of a deferred income tax effect of $22.2 million.

In 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, which clarified the accounting for tax positions recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

In accordance with FIN 48, the benefits of tax positions will not be recorded unless it is more likely than not that the tax position would be sustained upon challenge by the appropriate tax authorities. Tax benefits that are more likely than not to be sustained are measured at the largest amount of benefit that is cumulatively greater than a 50%-likelihood of being realized.

The provisions of FIN 48 are effective to our financial statements as of the beginning of our 2007 fiscal year. See Note 6 to the Consolidated Financial Statements.

Recently Issued Accounting Standards – In September 2006, the FASB issued FAS 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective as of the beginning of our 2008 fiscal year. We do not expect a material impact to our statement of financial position, earnings or cash flows upon adoption.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 ("FAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of FAS 159 are effective as of the beginning of our 2008 fiscal year. We do not expect a material impact to our statement of financial position, earnings or cash flows upon adoption.

In June 2007, the FASB ratified EITF 06-11, Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards ("EITF 06-11"). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. We do not expect a material impact to our statement of financial position, earnings or cash flows upon adoption.

In December 2007, the FASB issued FAS 141(R), "Business Combinations" ("FAS 141(R)"), and FAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 141(R) provides guidance relating to recognition of assets acquired and liabilities assumed in a business combination. FAS 160 provides guidance related to accounting for noncontrolling (minority) interests as equity in the consolidated financial statements at fair value. FAS 141(R) and FAS 160 are effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of these standards on our financial statements.

3. Acquisitions

2007 – In July 2007, we reached an agreement to acquire Fum Machineworks, Inc. d/b/a Recipezaar.com, a user-generated recipe and community site featuring more than 230,000 recipes, for cash consideration of approximately $25 million. We also acquired Incando Corporation d/b/a Pickle.com, a Web site that enables users to easily organize and share photos and videos from any camera or mobile phone device, for cash consideration of approximately $4.7 million. These acquisitions are part of our broader strategy at Scripps Networks to move our online businesses beyond extensions of our networks to become multi-branded, user-centric applications that create communities of online consumers in the home, food and lifestyle categories.

In the second quarter of 2007, we acquired newspaper publications in areas contiguous to our existing newspaper markets for total consideration of $2.0 million.

2006 – On March 16, 2006, we acquired 100% of the common stock of uSwitch Ltd. for approximately $383 million in cash. Assets acquired in the transaction included approximately $10.9 million of cash. The acquisition, financed using a combination of cash on hand and borrowing on both existing and new credit facilities, enabled us to extend the reach of our interactive media businesses into essential home services and international markets.

In the first and second quarter of 2006, we acquired an additional 4% interest in our Memphis newspaper and 2% interest in our Evansville newspaper for total consideration of $22.4 million. We also acquired a newspaper publication for total consideration of $0.7 million. In the third quarter of 2006, we acquired newspapers and other publications in areas contiguous to our existing newspaper markets for total consideration of $2.0 million.

2005 – On June 27, 2005, we acquired 100% ownership of Shopzilla for approximately $570 million in cash. Assets acquired in the transaction included approximately $34.0 million of cash and $12.3 million of short-term investments. The acquisition was financed using a combination of cash on hand and additional borrowings. The acquisition enabled us to capitalize on the rapid growth and rising profitability of specialized Internet search businesses and expand our electronic media platform.

In the third and fourth quarter of 2005, we acquired newspapers and other publications in areas contiguous to our existing newspaper markets. Cash consideration paid for these transactions totaled $8.5 million.

The following table summarizes the fair values of the assets acquired and the liabilities assumed for certain of our acquisitions. The allocation of these purchase prices reflects final values assigned which may differ from preliminary values reported in the financial statements for prior periods.

(in thousands)	2007	2006		2005
	Recipezaar/ Pickle	uSwitch	Newspapers	Shopzilla
Short-term investments				$ 12,279
Accounts receivable	$ 135	$ 9,486	$ 91	12,670
Other current assets	95	583		8,046
Property, plant and equipment	4,787	5,368	5	25,728
Amortizable intangible assets		129,095	8,468	142,400
Goodwill	24,934	274,114	14,318	401,492
Other assets				138
Net operating loss carryforwards				23,499
Total assets acquired	29,951	418,646	22,882	626,252
Current liabilities	(71)	(13,251)	(96)	(24,195)
Deferred income tax		(33,238)		(66,271)
Other long-term obligations				(719)
Minority interest			2,305	
Net purchase price	$ 29,880	$ 372,157	$ 25,091	$ 535,067

Pro forma results of operations, assuming the uSwitch acquisitions had taken place at the beginning of 2006 is included in the following table. The pro forma information includes adjustments for interest expense that would have been incurred to finance the acquisition, additional depreciation and amortization of the assets acquired and excludes pre-acquisition transaction related expenses incurred by the acquired companies. The unaudited pro forma financial information is not necessarily indicative of the results that actually would have occurred had the acquisitions been completed at the beginning of the period. Pro forma results are not presented for the other acquisitions completed during 2006 and 2007 because the combined results of operations would not be significantly different from reported amounts.

(in thousands, except per share data) (unaudited)	For the year ended December 31, 2006
Operating revenues	$ 2,508,343
Income from continuing operations	395,421
Income from continuing operations per share of common stock:	
Basic	$2.42
Diluted	$2.40

4. Discontinued Operations

In the first quarter of 2006, we undertook a deliberate and careful assessment of strategic alternatives for Shop At Home which culminated in the sale of the operations of Shop At Home television network and certain assets to Jewelry Television in June 2006 for approximately $17 million in cash. Jewelry Television also assumed a number of Shop At Home's television affiliation agreements. We also reached agreement in the third quarter of 2006 to sell the five Shop At Home-affiliated broadcast television stations for cash consideration of $170 million.

In the third quarter of 2005, we reached agreement with Advance Publications, Inc., the publisher of the Birmingham News ("News"), to terminate the Birmingham joint operating agreement between the News and our Birmingham Post-Herald newspaper. During that quarter, we also ceased publication of our Birmingham Post-Herald newspaper and sold certain assets to the News.

In accordance with the provisions of FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the results of businesses held for sale or that have ceased operations are presented as discontinued operations within our results of operations. Accordingly, these businesses have also been excluded from segment results for all periods presented.

Operating results for our discontinued operations were as follows:

(in thousands)	For the years ended December 31,		
	2007	2006	2005
Operating revenues:			
Shop At Home	$ 1,323	$ 168,183	$ 359,256
Birmingham - Post Herald			31
Total operating revenues	$ 1,323	$ 168,183	$ 359,287
Equity in earnings of JOA, including termination fee			$ 45,423
Income (loss) from discontinued operations:			
Shop At Home:			
Income (loss) from operations	$ 1,146	$ (57,376)	$ (141,427)
Loss on divestitures, net	(255)	(10,431)	
Total Shop At Home	891	(67,807)	(141,427)
Birmingham - Post Herald		(2)	42,726
Income (loss) from discontinued operation, before tax	891	(67,809)	(98,701)
Income taxes (benefit)	(3,087)	(23,852)	(9,338)
Income (loss) from discontinued operations	$ 3,978	$ (43,957)	$ (89,363)

Operating results of our discontinued operations in 2005 include a non-cash charge of $103.1 million to write-down Shop At Home's goodwill and certain intangible assets. We also received cash consideration of approximately $40.8 million as a result of the transactions to terminate the Birmingham joint operating agreement and sell certain assets of the Birmingham-Post Herald newspaper.

The loss on divestiture in 2006 includes $12.1 million of losses on the sale of property and other assets to Jewelry Television. These losses were partially offset by a $1.6 million gain that was recognized related to the sale of three of the Shop At Home-affiliated television stations.

Upon reaching agreement to sell the five Shop At Home-affiliated broadcast television stations in 2006, we recognized a $7.5 million impairment charge to reduce the carrying value of the stations' FCC licenses to their fair value.

Shop At Home's loss from operations in 2006 also includes a $6.4 million pre-tax charge to write-down assets on the Shop At Home television network, $13.7 million in costs associated with employee termination benefits, and $2.5 million in costs associated with the termination of long-term agreements. Information regarding employee benefits and long-term contract termination accruals is as follows:

(in thousands)	2006 Charges	Cash Paid	Balance as of December 31, 2006
Employee termination benefits	$ 13,653	$ (13,653)	
Other long-term agreement costs	2,532	(1,419)	$ 1,113
Total	$ 16,185	$ (15,072)	$ 1,113

Information regarding long-term accruals for 2007 is as follows:

(in thousands)	Balance as of December 31, 2006	2007 Adjustments	Cash Paid	Balance as of December 31, 2007
Other long-term agreement costs	$ 1,113	$ (905)	$ (208)	$

Assets and liabilities of our discontinued operations consisted of the following:

(in thousands)	As of December 31, 2006
Assets:	
Property, plant and equipment	$ 4,738
Intangible assets	55,923
Other assets	576
Assets of discontinued operations	$ 61,237
Liabilities:	
Deferred income taxes	$ 19,277
Other liabilities	442
Liabilities of discontinued operations	$ 19,719

5. Asset Write-Downs and Other Charges and Credits

Income from continuing operations was affected by the following:

Write-down of goodwill and other intangible assets – In conjunction with impairment tests of goodwill and intangible assets, we determined that the carrying value of our uSwitch business exceeded its fair value. Accordingly, our 2007 results include a write-down of goodwill and intangible assets totaling $411 million, including $312 million of nondeductible goodwill. Net income was reduced by $382 million.

Investment results – Investment results, reported in the caption "Miscellaneous, net" in our Consolidated Statements of Income, include realized gains from the sale of certain investments in 2007. Net income was increased by $5.9 million.

Voluntary separation agreements – A majority of our newspapers offered voluntary separation plans to eligible employees during 2007. In connection with the acceptance of the offer by 137 employees, we accrued severance related costs of $8.9 million in 2007. These costs reduced net income $5.4 million. Cash expenditures related to these separation plans were $7.2 million through 2007.

Income tax adjustments – In 2006, we modified filing positions in certain state and local tax jurisdictions in which we operate, including filing amended returns for prior periods, and changed estimates for unrealizable state operating loss carryforwards. These items reduced the tax provision and increased income from continuing operations by $13.0 million.

Denver newspaper production facilities – In 2005, the management committee of the Denver Newspaper Agency ("DNA") approved plans to consolidate DNA's newspaper production facilities. As a result, assets used in certain of the existing facilities will be retired earlier than previously estimated. The reduction in these assets' estimated useful lives increased DNA's depreciation expense beginning in the third quarter of 2005. The increased depreciation resulted in a decrease in our equity in earnings from JOAs of $4.0 million in 2007, $12.2 million in 2006 and $20.4 million in 2005. Net income was decreased by $2.4 million in 2007, $7.6 million in 2006 and $12.6 million in 2005.

6. Income Taxes

We file a consolidated federal income tax return, consolidated unitary return in certain states, and other separate state income tax returns for certain of our subsidiary companies. Included in our federal and state income tax returns is our proportionate share of the taxable income or loss of partnerships and incorporated limited liability companies that have been elected to be treated as partnerships for tax purposes ("pass-through entities"). Our financial statements do not include any provision (benefit) for income taxes on the income (loss) of pass-through entities attributed to the non-controlling interests.

Food Network is operated under the terms of a general partnership agreement. Fine Living is a limited liability company and is treated as a partnership for tax purposes. As a result, federal and state income taxes for these pass-through entities accrue to the individual partners.

Consolidated income before income tax consisted of the following:

(in thousands)	For the years ended December 31, 2007	2006	2005
Income allocated to Scripps	$ 171,964	$ 617,300	$ 559,367
Income of pass-through entities allocated to non-controlling interests	82,683	72,904	54,431
Income from continuing operations before income taxes and minority interest	$ 254,647	$ 690,204	$ 613,798

(in thousands)	For the years ended December 31, 2007	2006	2005
Current:			
Federal	$ 159,337	$ 193,381	$ 139,209
Tax benefits from NOLs	(7,489)	(22,763)	(13,797)
Federal, net	151,848	170,618	125,412
State and local	18,637	23,841	34,112
Tax benefits from NOLs	(12,844)	(483)	(3,116)
State and local, net	5,793	23,358	30,996
Foreign	(929)	535	2,441
Total	156,712	194,511	158,849
Tax benefits of compensation plans allocated to additional paid-in capital	3,836	7,227	10,362
Total current income tax provision	160,548	201,738	169,211
Deferred:			
Federal	7,596	4,217	43,810
Other	6,747	(4,464)	2,305
Total	14,343	(247)	46,115
Deferred tax allocated to other comprehensive income	2,374	17,770	1,489
Total deferred income tax provision	16,717	17,523	47,604
Provision for income taxes	$ 177,265	$ 219,261	$ 216,815

The provision for income taxes consisted of the following:

The difference between the statutory rate for federal income tax and the effective income tax rate was as follows:

	For the years ended December 31, 2007	2006	2005
Statutory rate	35.0 %	35.0 %	35.0 %
Effect of:			
State and local income taxes, net of federal income tax benefit	2.3	2.1	3.5
Income of pass-through entities allocated to non-controlling interests	(4.3)	(3.7)	(3.1)
Section 199 - Production Activities Deduction	(1.9)	(0.8)	(0.4)
Interest expense tax benefits from uSwitch	(1.0)	(0.4)	
Adjustment of net operating loss carryforward valuation allowances	1.4	(0.6)	
Miscellaneous	(0.1)	0.2	0.3
Effective income tax rate excluding effects of uSwitch impairment	31.4 %	31.8 %	35.3 %
Impact of uSwitch impairment	38.2		
Effective income tax rate	69.6 %	31.8 %	35.3 %

We believe adequate provision has been made for all open tax years.

The approximate effect of the temporary differences giving rise to deferred income tax liabilities (assets) were as follows:

(in thousands)	As of December 31,	
	2007	2006
Temporary differences:		
Property, plant and equipment	$ 49,659	$ 61,011
Goodwill and other intangible assets	249,083	270,109
Investments, primarily gains and losses not yet recognized for tax purposes	94,505	67,086
Programs and program licenses	25,413	101
Accrued expenses not deductible until paid	(9,759)	(10,974)
Deferred compensation and retiree benefits not deductible until paid	(55,684)	(43,640)
Other temporary differences, net	1,391	5,890
Total temporary differences	354,608	349,583
Tax basis capital loss carryforwards		(683)
Federal net operating loss carryforwards	(6,006)	(13,495)
State and foreign net operating loss carryforwards	(23,735)	(31,942)
Valuation allowance for state deferred tax assets	19,401	9,016
Net deferred tax liability	$ 344,268	$ 312,479

Acquired federal net operating loss carryforwards totaled $17.2 million at December 31, 2007. The federal net operating loss carryforwards expire between 2018 and 2024. We expect to be able to fully utilize the carryforwards on our federal income tax returns.

Total state net operating loss carryforwards were $204 million at December 31, 2007. Our state tax loss carryforwards expire between 2008 and 2026. Because separate state income tax returns are filed for certain of our subsidiary companies, we are not able to use state tax losses of a subsidiary company to offset state taxable income of another subsidiary company.

Federal and state carryforwards are recognized as deferred tax assets, subject to valuation allowances. At each balance sheet date, we estimate the amount of carryforwards that are not expected to be used prior to expiration of the carryforward period. The tax effect of the carryforwards that are not expected to be used prior to their expiration is included in the valuation allowance. Changes in estimates on valuation allowances related to operating loss carryforwards increased our tax provision $9.5 million in 2007 and reduced our tax provision $4.4 million in 2006.

At December 31, 2007, we had $31 million in deferred tax assets related to net operating loss carryforwards of our U.K. subsidiary. Although these carryforwards are subject to unlimited carryforward periods, the gross deferred tax assets were reduced by a valuation allowance of $9.5 million as it is more likely than not that these loss carryforwards will not be realized.

Undistributed earnings of foreign subsidiaries not included in our consolidated federal income tax returns that could be subject to additional U.S. or foreign tax if remitted totaled $1.7 million as of December 31, 2007. No provision for U.S. or foreign income tax has been made on these undistributed earnings as management intends to remit only the portions of such earnings that would be offset by U.S. foreign tax credits and intends to reinvest the remainder outside the U.S. indefinitely. As a result, for this portion of the unremitted earnings it is not practicable to estimate the amount of deferred income taxes.

Effective January 1, 2007, we adopted FIN 48, Accounting for Uncertainty in Income Taxes. In accordance with FIN 48, we recognized a $30.9 million increase in our liability for unrecognized tax benefits, interest, and penalties with a corresponding decrease to the January 1, 2007 balance of retained earnings.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

(in thousands)	
Gross unrecognized tax benefits at January 1, 2007	$66,200
Increases in tax positions for prior years	500
Decreases in tax positions for prior years	(5,100)
Increases in tax positions for current year	14,900
Settlements	-
Lapse in statute of limitations	(8,100)
Gross unrecognized tax benefits at December 31, 2007	$68,400

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $45.7 million at December 31, 2007. We accrue interest and penalties related to unrecognized tax benefits in our provision for income taxes. At December 31, 2007, we had accrued interest related to unrecognized tax benefits of $12.6 million.

We file income tax returns in the U.S. and in various state, local and foreign jurisdictions. We are routinely examined by tax authorities in these jurisdictions. At December 31, 2007, we had been examined by the Internal Revenue Service (IRS) through calendar year 2001. In addition, a number of state and local examinations are currently ongoing. It is possible that these examinations may be resolved within twelve months. Due to the potential for resolution of Federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that our gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $7.8 million.

Our tax years for 2002 and 2004 and forward are subject to examination by the tax authorities. With a few exceptions, the Company is no longer subject to federal, state, local or foreign examinations by tax authorities for 2003 or years before 2002.

7. Joint Operating Agreements and Partnerships

Three of our newspapers as of December 31, 2007 were operated pursuant to the terms of joint operating agreements ("JOAs"). The Newspaper Preservation Act of 1970 provides a limited exemption from anti-trust laws, permitting competing newspapers in a market to combine their sales, production and business operations in order to reduce aggregate expenses and take advantage of economies of scale, thereby allowing the continuing operation of both newspapers in that market. Each newspaper in a JOA maintains a separate and independent editorial operation.

The table below provides certain information about our JOAs.

Newspaper / Publisher of Other Newspaper	Year JOA Entered Into	Year of JOA Expiration
The Albuquerque Tribune/ Journal Publishing Company	1933	2022
The Cincinnati Post/ Gannett Co. Inc.	1977	2007
Denver Rocky Mountain News/ MediaNews Group, Inc.	2001	2051

The JOAs generally provide for automatic renewals unless an advance termination notice ranging from two to five years is given by either party. Gannett terminated the Cincinnati JOA upon its expiration in December 2007 and we ceased publication of our newspapers that participate in the Cincinnati JOA at the end of the year.

The combined sales, production and business operations of the newspapers are either jointly managed or are solely managed by one of the newspapers. The sales, production and business operations of the Denver newspapers are operated by the Denver Newspaper Agency, a limited liability partnership (the "Denver JOA"). Each newspaper owns 50% of the Denver JOA and shares management of the combined newspaper operations. We do not have management responsibilities for the combined operations of the Albuquerque JOA.

Under the terms of a JOA, operating profits earned from the combined newspaper operations are distributed to the partners in accordance with the terms of the joint operating agreement. We receive a 50% share of the Denver JOA profits, a 40% share of the Albuquerque JOA profits, and received approximately 20% to 25% of the Cincinnati JOA profits.

In the third quarter of 2007, we announced that we were seeking a buyer for The Albuquerque Tribune and intended to close the newspaper if a qualified buyer was not found. In February 2008, we announced that we will close the newspaper and that the Albuquerque Tribune will publish its final edition on February 23, 2008. We also reached an agreement with the Journal Publishing Company, the publisher of the Albuquerque Journal ("Journal"), to terminate the Albuquerque joint operating agreement between the Journal and our Albuquerque Tribune newspaper following the closure of our newspaper. Under an amended agreement with the Journal Publishing Company, we will continue to own an approximate 40% residual interest in the Albuquerque Publishing Company, G.P. (the "Partnership"). The Partnership will direct and manage the operations of the continuing Journal newspaper and we will receive a share of the Partnership's profits commensurate with our residual interest.

In 2006, we formed a newspaper partnership with MediaNewsGroup, Inc. that operates certain of both companies' newspapers in Colorado, including their editorial operations. We have a 50% interest in the partnership.

Our share of the operating profit (loss) of JOAs and newspaper partnerships are reported as "Equity in earnings of JOAs and other joint ventures" in our financial statements.

8. Investments

Investments consisted of the following:

(in thousands, except share data)	As of December 31, 2007	2006
Securities available for sale (at market value):		
Time Warner (common shares-2007, 2,008,000; 2006, 2,011,000)	$ 33,152	$ 43,804
Other available-for-sale securities	2,832	2,130
Total available-for-sale securities	35,984	45,934
Denver JOA	115,878	116,875
Colorado newspaper partnership	27,494	30,157
Joint ventures	39,240	24,953
Other equity securities	8,064	7,430
Total investments	$ 226,660	$ 225,349
Unrealized gains on securities available for sale	$ 6,391	$ 16,174

Investments available for sale represent securities in publicly-traded companies and are recorded at fair value. Fair value is based upon the closing price of the security on the reporting date. As of December 31, 2007, there were no significant unrealized losses on our available-for-sale securities.

In the first quarter of 2007, we contributed our 12% interest in Fox Sports Net South for a 7.25% interest in Fox-BRV Southern Sports Holdings, LLC ("Fox-BRV"). Fox-BRV will manage and operate both the Sports South and Fox Sports Net South regional television networks.

Other equity securities include securities that do not trade in public markets, so they do not have readily determinable fair values. We estimate the fair values of the other securities approximate their carrying values at December 31, 2007. There can be no assurance we would realize the carrying values of these securities upon their sale.

9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

(in thousands)	As of December 31, 2007	As of December 31, 2006
Land and improvements	$ 79,555	$ 77,071
Buildings and improvements	273,349	258,710
Equipment	650,941	601,032
Computer software	143,093	100,706
Total	1,146,938	1,037,519
Accumulated depreciation	587,265	525,781
Net property, plant and equipment	$ 559,673	$ 511,738

10. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consisted of the following:

(in thousands)	As of December 31, 2007	As of December 31, 2006
Goodwill	$ 1,666,206	$ 1,961,051
Other intangible assets:		
Amortizable intangible assets:		
Carrying amount:		
Acquired network distribution	43,415	43,415
Broadcast television network affiliation relationships	26,748	26,748
Customer lists	227,064	204,082
Copyrights and other trade names	52,966	34,306
Other	32,657	48,971
Total carrying amount	382,850	357,522
Accumulated amortization:		
Acquired network distribution	(10,563)	(7,758)
Broadcast television network affiliation relationships	(3,582)	(2,480)
Customer lists	(151,194)	(39,089)
Copyrights and other trade names	(34,793)	(5,427)
Other	(20,113)	(19,147)
Total accumulated amortization	(220,245)	(73,901)
Net amortizable intangible assets	162,605	283,621
Other indefinite-lived intangible assets:		
FCC licenses	25,622	25,622
Total other intangible assets	188,227	309,243
Total goodwill and other intangible assets	$ 1,854,433	$ 2,270,294

In the course of performing impairment reviews in accordance with FAS 142 and FAS 144, we determined that the goodwill and other intangible assets of the uSwitch business were impaired. Accordingly, a pretax write-down of goodwill and other intangible assets totaling $411 million was recorded in 2007. To determine the fair value of our reporting units and other intangible assets, we used market data and discounted cash flow analyses. No other impairment losses were recorded in 2007.

Activity related to goodwill, amortizable intangible assets and indefinite-lived intangible assets by businesss segment was as follows:

(in thousands)	Scripps Networks	Newspapers	Broadcast Television	Interactive Media	Licensing and Other	Total
Goodwill:						
Balance as of December 31, 2005	$ 240,502	$ 789,315	$ 216,467	$ 401,492	$ 18	$ 1,647,794
Business acquisitions		14,318		288,817		303,135
Formation of Colorado newspaper partnership		(25,731)				(25,731)
Other adjustments			2,900	(1,774)		1,126
Foreign currency translation adjustment				34,727		34,727
Balance as of December 31, 2006	240,502	777,902	219,367	723,262	18	1,961,051
Business acquisitions	24,934	998				25,932
Adjustment of purchase price allocations				(14,703)		(14,703)
Write-down of uSwitch				(312,116)		(312,116)
Other adjustments		6,721	(3,953)			2,768
Foreign currency translation adjustment, inclusive of impact of purchase price adjustments				3,274		3,274
Balance as of December 31, 2007	$ 265,436	$ 785,621	$ 215,414	$ 399,717	$ 18	$ 1,666,206
Amortizable intangible assets:						
Balance as of December 31, 2005	$ 41,093	$ 4,305	$ 26,266	$ 128,116		$ 199,780
Business acquisitions		8,468		108,091		116,559
Formation of Colorado newspaper partnership		(2,407)				(2,407)
Reclass from other indefinite-lived intangible assets	919	1,168				2,087
Other additions		8				8
Foreign currency translation adjustment				11,875		11,875
Amortization	(3,305)	(1,467)	(1,129)	(38,380)		(44,281)
Balance as of December 31, 2006	38,707	10,075	25,137	209,702		283,621
Business acquisitions		997				997
Adjustment of purchase price allocations				21,004		21,004
Other additions		100		40		140
Write-down of uSwitch				(98,890)		(98,890)
Foreign currency translation adjustment, inclusive of impact of purchase price adjustments				4,269		4,269
Amortization	(3,269)	(1,962)	(1,129)	(42,176)		(48,536)
Balance as of December 31, 2007	$ 35,438	$ 9,210	$ 24,008	$ 93,949		$ 162,605
Other indefinite-lived intangible assets:						
Balance as of December 31, 2005	$ 919	$ 1,168	$ 25,622			$ 27,709
Reclass to amortizable intangible assets	(919)	(1,168)				(2,087)
Balance as of December 31, 2006			25,622			25,622
Balance as of December 31, 2007			$ 25,622			$ 25,622

The goodwill acquired in the uSwitch and newspaper acquisitions is not expected to be deductible for income tax purposes. Estimated amortization expense of intangible assets for each of the next five years is expected to be $24.9 million in 2008, $24.1 million in 2009, $20.5 million in 2010, $18.9 million in 2011, $16.6 million in 2012 and $57.6 million in later years.

11. Programs and Program Licenses

Programs and program licenses consisted of the following:

(in thousands)	As of December 31, 2007	2006
Cost of programs available for broadcast	$ 985,570	$ 825,943
Accumulated amortization	661,529	531,376
Total	324,041	294,567
Progress payments on programs not yet available for broadcast	157,024	134,504
Total programs and program licenses	$ 481,065	$ 429,071

In addition to the programs owned or licensed by us included in the table above, we have commitments to license certain programming that is not yet available for broadcast, including first-run syndicated programming. Such program licenses are recorded as assets when the programming is delivered to us and is available for broadcast. First-run syndicated programming is generally produced and delivered at or near its broadcast date. Such contracts may require progress payments or deposits prior to the program becoming available for broadcast. Remaining obligations under contracts to purchase or license programs not yet available for broadcast totaled approximately $305 million at December 31, 2007. If the programs are not produced, our commitment to license the programs would generally expire without obligation.

Progress payments on programs not yet available for broadcast and the cost of programs and program licenses capitalized totaled $290 million in 2007, $287 million in 2006, and $212 million in 2005.

Estimated amortization of recorded program assets and program commitments for each of the next five years is as follows:

(in thousands)	Programs Available for Broadcast	Programs Not Yet Available for Broadcast	Total
2008	$ 171,771	$ 115,084	$ 286,855
2009	92,818	137,773	230,591
2010	46,537	100,622	147,159
2011	12,915	69,773	82,688
2012		31,900	31,900
Later years		6,543	6,543
Total	$ 324,041	$ 461,695	$ 785,736

Actual amortization in each of the next five years will exceed the amounts presented above as our broadcast television stations and our national television networks will continue to produce and license additional programs.

12. Unamortized Network Distribution Incentives

Unamortized network distribution incentives consisted of the following:

(in thousands)	As of December 31, 2007	2006
Network launch incentives	$ 90,542	$ 111,380
Unbilled affiliate fees	44,825	44,198
Total unamortized network distribution incentives	$ 135,367	$ 155,578

We capitalized launch incentive payments totaling $0.4 million in 2007, $1.2 million in 2006, and $1.2 million in 2005.

Amortization recorded as a reduction to affiliate fee revenue in the consolidated financial statements, and estimated amortization of recorded network distribution incentives for each of the next five years, is presented below.

(in thousands)	
Amortization for the year ended December 31:	
2007	$ 27,017
2006	30,589
2005	29,808
Estimated amortization for the year ending December 31:	
2008	$ 31,895
2009	35,118
2010	24,890
2011	25,505
2012	14,752
Later years	3,207
Total	$ 135,367

Actual amortization could be greater than the above amounts as additional incentive payments may be capitalized as we expand distribution of Scripps Networks.

13. Long-Term Debt

Long-term debt consisted of the following:

(in thousands)	As of December 31, 2007	2006
Variable-rate credit facilities, including commercial paper	$ 79,559	$ 190,461
6.625% notes due in 2007		99,989
3.75% notes due in 2008	39,950	39,356
4.25% notes due in 2009	86,091	86,008
4.30% notes due in 2010	112,840	149,832
5.75% notes due in 2012	184,922	199,310
Other notes	1,301	1,425
Total long-term debt	$ 504,663	$ 766,381
Fair value of long-term debt *	$ 501,395	$ 760,266

*Fair value was estimated based on current rates available to the Company for debt of the same remaining maturity.

We have Competitive Advance and Revolving Credit Facilities expiring in June 2011 (the "Revolver") and a commercial paper program that collectively permit aggregate borrowings up to $750 million (the "Variable-Rate Credit Facilities"). Borrowings under the Revolver are available on a committed revolving credit basis at our choice of three short-term rates or through an auction procedure at the time of each borrowing. The Revolver is primarily used as credit support for our commercial paper program in lieu of direct borrowings under the Revolver. The weighted-average interest rate on borrowings under the Variable-Rate Credit Facilities was 4.9% at December 31, 2007 and 5.3% at December 31, 2006.

During 2006, we repurchased $10 million principal amount of our 3.75% notes due in 2008 for $9.8 million and repurchased $13.8 million principal amount of our 4.25% notes due in 2009 for $13.3 million. In 2007, we repurchased $37.1 million principal amount of our 4.30% notes due in 2010 for

$35.8 million and repurchased $14.6 million principal amount of our 5.75% note due in 2012 for $14.5 million.

In 2003, we entered into a receive-fixed, pay-floating interest rate swap to achieve a desired proportion of fixed-rate versus variable-rate debt. The interest rate swap was due to expire upon the maturity of the $50 million, 3.75% notes in 2008 and we effectively converted those fixed-rate notes into variable-rate borrowings. The swap agreement was designated as a fair-value hedge of the underlying fixed-rate notes. Accordingly, changes in the fair value of the interest rate swap (due to movements in the benchmark interest rate) were recorded as adjustments to the carrying value of long-term debt with an offsetting adjustment to either other assets or other liabilities. The changes in the fair value of the interest rate swap and the underlying fixed-rate obligation were recorded as equal and offsetting unrealized gains and losses in the Consolidated Statements of Income. The interest rate swap was terminated in 2006. The difference between the fair value of underlying notes and the face amount will be amortized to interest expense over the remaining terms of the notes.

Scheduled principal payments on long-term debt at December 31, 2007, were: 2008, $40.1 million; 2009, $86.4 million; 2010, $113 million; 2011, $79.7 million; 2012, $186 million; and later years, $0.5 million.

Certain long-term debt agreements contain restrictions on the incurrence of additional indebtedness. We are in compliance with all debt covenants.

Current maturities of long-term debt are classified as long-term to the extent they can be refinanced under existing long-term credit commitments.

As of December 31, 2007, we had outstanding letters of credit totaling $8.2 million.

Capitalized interest was $0.4 million in 2007 and $0.1 million in 2006. We did not capitalize any interest in 2005.

14. Other Liabilities

Other liabilities consisted of the following:

(in thousands)	As of December 31, 2007	2006
Program rights payable	$ 3,070	$ 3,058
Employee compensation and benefits	41,418	38,570
Liability for pension benefits	75,935	53,627
Network distribution incentives	6,738	10,529
Tax reserve	53,830	16,869
Other	18,311	17,945
Other liabilities (less current portion)	$ 199,302	$ 140,598

The carrying value of our program rights and network distribution incentive liabilities approximate their fair value.

15. Minority Interests

Non-controlling interests hold an approximate 10% residual interest in Fine Living. The minority owners of Fine Living have the right to require us to repurchase their interests. We have an option to acquire their interests. The minority owners will receive the fair market value for their interests at the time their option is exercised. In 2006, we notified a minority owner that we exercised our call option on their 3.75% interest in Fine Living. An independent valuation process to determine the exercise price is currently underway, and the exercise will be finalized once a fair value is agreed upon. The put options on the remaining non-controlling interest in Fine Living are currently exercisable. The call options become exercisable in 2016. No amounts have been recorded in our Consolidated Balance Sheets related to these options.

Non-controlling interests hold an approximate 30% residual interest in Food Network. The Food Network general partnership agreement is due to expire on December 31, 2012, unless amended or extended prior to that date. In the event of such termination, the assets of the partnership are to be liquidated and distributed to the partners in proportion to their partnership interests.

Minority interests include non-controlling interests of approximately 4% in the capital stock of the subsidiary company that publishes our Memphis newspaper and approximately 6% in the capital stock of the subsidiary company that publishes our Evansville newspaper. The capital stock of these companies does not provide for or require the redemption of the non-controlling interests by us.

16. Supplemental Cash Flow Information

The following table presents additional information about the change in certain working capital accounts:

(in thousands)	For the years ended December 31, 2007	2006	2005
Other changes in certain working capital accounts, net:			
Accounts receivable	$ (26,542)	$ (61,384)	$ (85,405)
Inventories	1,927	(615)	(785)
Accounts payable	2,386	9,614	(12,556)
Accrued income taxes	(13,773)	31,414	7,483
Accrued employee compensation and benefits	4,321	3,572	10,573
Accrued interest	(5,093)	2,940	390
Other accrued liabilities	6,180	5,684	6,289
Other, net	1,138	(3,398)	326
Total	$ (29,456)	$ (12,173)	$ (73,685)

Information regarding supplemental cash flow disclosures is as follows:

(in thousands)	For the years ended December 31, 2007	2006	2005
Supplemental Cash Flow Disclosures:			
Interest paid, excluding amounts capitalized	$ 41,088	$ 51,490	$ 38,183
Income taxes paid continuing operations	$ 164,393	$ 167,267	$ 150,165
Income taxes paid (refunds received) discontinued operations	15,952	(22,789)	(3,180)
Total income taxes paid	$ 180,345	$ 144,478	$ 146,985

17. Employee Benefit Plans

We sponsor defined benefit pension plans that cover substantially all non-union and certain union-represented employees. Benefits are generally based upon the employee's compensation and years of service.

We also have a non-qualified Supplemental Executive Retirement Plan ("SERP"). The SERP, which is unfunded, provides defined pension benefits in addition to the defined benefit pension plan to eligible executives based on average earnings, years of service and age at retirement.

Substantially all non-union and certain union employees are also covered by a company-sponsored defined contribution plan. We match a portion of employees' voluntary contributions to this plan.

Other union-represented employees are covered by defined benefit pension plans jointly sponsored by us and the union, or by union-sponsored multi-employer plans.

We use a December 31 measurement date for our retirement plans. Retirement plans expense is based on valuations performed by plan actuaries as of the beginning of each fiscal year. The components of the expense consisted of the following:

(in thousands)	For the years ended December 31,		
	2007	2006	2005
Service cost	$ 18,633	$ 18,370	$ 18,439
Interest cost	26,792	24,991	22,931
Expected return on plan assets, net of expenses	(35,355)	(33,039)	(30,156)
Amortization of prior service cost	585	482	320
Amortization of actuarial (gain)/loss	470	4,225	2,935
Curtailment/Settlement losses		819	
Special termination benefits	44	700	
Total for defined benefit plans	11,169	16,548	14,469
Multi-employer plans	1,263	592	439
SERP	6,815	5,463	4,023
Defined contribution plans	8,370	8,063	7,220
Total	$ 27,617	$ 30,666	$ 26,151

The curtailment, settlement and special termination costs incurred in 2006 are primarily attributed to the divestiture of our Shop At Home business and related severance of employees.

Other changes in plan assets and benefit obligations recognized in other comprehensive income were as follows:

(in thousands)	For the years ended December 31,		
	2007	2006	2005
Current year actuarial gain/(loss)	$ 9,240	N/A	N/A
Curtailment effects	(289)	N/A	N/A
Amortization of actuarial gain/(loss)	(470)	N/A	N/A
Current year prior service (credit)/cost	510	N/A	N/A
Amortization of prior service credit/(cost)	(585)	N/A	N/A
Total	$ 8,406		

In addition to the amounts summarized above, amortization on actuarial losses of $2.4 million and $0.3 million of estimated prior service credits were recorded through other comprehensive income in 2007 related to our SERP plan. A current year actuarial loss of $3.6 million was also recognized related to our SERP plan in 2007.

Assumptions used in determining the annual retirement plans expense were as follows:

	2007	2006	2005
Used to determine annual expense:			
Discount rate	6.00 %	5.75 %	6.00 %
Long-term rate of return on plan assets	8.25 %	8.25 %	8.25 %
Increase in compensation levels	5.00 %	4.50 %	4.50 %

The discount rate used to determine our future pension obligations is based on a dedicated bond portfolio approach that includes securities rated Aa or better with maturities matching our expected benefit payments from the plans. The increase in compensation levels assumption is based on actual past experience and the near-term outlook.

The expected long-term rate of return on plan assets is based upon the weighted-average expected rate of return and capital market forecasts for each asset class employed. Our expected rate of return on plan assets also considers our historical compounded return on plan assets for 10 and 15 year periods, which exceed our current forward-looking assumption.

Our investment policy is to maximize the total rate of return on plan assets to meet the long-term funding obligations of the plan. Plan assets are invested using a combination of active management and passive investment strategies. Risk is controlled through diversification among multiple asset classes, managers, styles, and securities. Risk is further controlled both at the manager and asset class level by assigning return targets and evaluating performance against these targets.

Information related to our pension plan asset allocations by asset category were as follows:

	Target allocation	Percentage of plan assets as of December 31,	
	2008	2007	2006
US equity securities	52 %	53 %	53 %
Non-US equity securities	13	13	13
Fixed-income securities	35	34	34
Total	100 %	100 %	100 %

U.S. equity securities include common stocks of large, medium, and small companies which are predominantly U.S. based. Non-U.S. equity securities include companies domiciled outside the U.S. and American depository receipts. Fixed-income securities include securities issued or guaranteed by the U.S. government, mortgage backed securities and corporate debt obligations, as well as investments in hedge fund products and real estate.

Obligations and Funded Status – Defined benefit plans pension obligations and funded status is actuarially valued as of the end of each fiscal year. The following table presents information about our employee benefit plan assets and obligations:

(in thousands)	For the years ended December 31,			
	Defined Benefit Plans		SERP	
	2007	2006	2007	2006
Accumulated benefit obligation	$ 407,382	$ 374,924	$ 41,490	$ 35,275
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 439,249	$ 432,226	$ 44,955	$ 30,652
Service cost	18,633	18,370	2,035	1,484
Interest cost	26,792	24,991	2,648	2,147
Benefits paid	(18,902)	(18,858)	(2,243)	(2,349)
Actuarial losses (gains)	6,649	(17,505)	3,577	14,604
Plan amendments	510	3,484		(1,583)
Curtailments/Settlements	(289)	(4,159)		
Special termination benefits	44	700		
Projected benefit obligation at end of year	472,686	439,249	50,972	44,955
Plan assets:				
Fair value at beginning of year	436,792	407,530		
Actual return on plan assets	32,764	49,210		
Company contributions	2,844	1,380	2,243	2,349
Benefits paid	(18,902)	(18,858)	(2,243)	(2,349)
Settlements		(2,470)		
Fair value at end of year	453,498	436,792		
Funded status	$ (19,188)	$ (2,457)	$ (50,972)	$ (44,955)
Amounts recognized as assets and liabilities in Consolidated Balance Sheets:				
Noncurrent assets	$ 8,975	$ 9,130		
Current liabilities			$ (2,676)	$ (2,566)
Noncurrent liabilities	(28,163)	(11,587)	(48,296)	(42,389)
Total	$ (19,188)	$ (2,457)	$ (50,972)	$ (44,955)
Amounts recognized in accumulated other comprehensive income consist of:				
Unrecognized net actuarial loss	$ 56,719	$ 48,239	$ 27,629	$ 26,459
Unrecognized prior service cost (credit)	4,702	4,777	(2,046)	(2,321)
Total	$ 61,421	$ 53,016	$ 25,583	$ 24,138

Related to our defined benefit pension plans, we expect to recognize amortization from accumulated other comprehensive income into net periodic benefit costs of $1.2 million for the net actuarial loss and $0.6 million for the prior service costs during 2008. The estimated actuarial loss for our non-qualified SERP plan that will be amortized from accumulated other comprehensive income into net period benefit costs during 2008 is $2.7 million. The estimated prior service credit for our SERP plan that will be recognized in net periodic benefit costs in 2008 is $0.3 million.

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

(in thousands)	For the years ended December 31,			
	Defined Benefit Plans		SERP	
	2007	2006	2007	2006
Accumulated benefit obligation	$ 33,081	$ 43,666	$ 41,490	$ 35,275
Projected benefit obligation	33,525	45,293	50,972	44,955
Fair value of plan assets	30,863	38,157		

Information for pension plans with a projected benefit obligation in excess of plan assets was as follows:

(in thousands)	For the years ended December 31,			
	Defined Benefit Plans		SERP	
	2007	2006	2007	2006
Projected benefit obligation	$ 447,177	$ 400,490	$ 50,972	$ 44,955
Fair value of plan assets	419,016	388,903		

(in thousands)	For the years ended December 31,		
	2007	2006	2005
Additions to property, plant and equipment:			
Scripps Networks	$ 36,046	$ 18,968	$ 22,635
Newspapers:			
Newspapers managed solely by us	27,609	46,725	14,924
JOAs and newspaper partnerships	380	1,346	1,974
Total newspapers	27,989	48,071	16,898
Broadcast television	19,147	11,268	13,524
Interactive media	35,564	21,534	5,608
Licensing and other media	5,284	478	551
Corporate	5,083	5,171	4,089
Total additions to property, plant and equipment	$ 129,113	$ 105,490	$ 63,305
Business acquisitions and other additions to long-lived assets:			
Scripps Networks	$ 321,475	$ 286,299	$ 209,335
Newspapers:			
Newspapers managed solely by us	1,995	25,091	958
JOAs and newspaper partnerships	228	210	8,380
Total newspapers	2,223	25,301	9,338
Interactive media		372,157	535,127
Corporate	1,122	641	2,401
Total	$ 324,820	$ 684,398	$ 756,201
Assets:			
Scripps Networks	$ 1,404,188	$ 1,279,112	$ 1,155,809
Newspapers:			
Newspapers managed solely by us	1,110,646	1,113,052	1,062,464
JOAs and newspaper partnerships	156,222	162,814	210,768
Total newspapers	1,266,868	1,275,866	1,273,232
Broadcast television	483,902	482,664	491,136
Interactive media	607,335	1,037,262	586,291
Licensing and other media	33,120	30,040	34,888
Investments	44,227	53,293	44,181
Corporate	165,652	124,860	216,397
Total assets of continuing operations	4,005,292	4,283,097	3,801,934
Discontinued operations	-	61,237	230,694
Total assets	$ 4,005,292	$ 4,344,334	$ 4,032,628

No single customer provides more than 10% of our revenue. We earn international revenues from our uSwitch business that operates primarily in the United Kingdom. We also earn international revenues from the licensing of comic characters and HGTV and Food Network programming in international markets. Approximately 75% of our international revenues, which approximate $110 million in 2007, are provided from the United Kingdom and Japanese markets.

Other additions to long-lived assets include investments, capitalized intangible assets, and Scripps Networks capitalized programs and network launch incentives.

19. Commitments and Contingencies

We are involved in litigation arising in the ordinary course of business, none of which is expected to result in material loss.

Minimum payments on noncancelable leases at December 31, 2007, were: 2008, $20.8 million; 2009, $21.7 million; 2010, $18.9 million; 2011, $16.8 million; 2012, $16.7 million; and later years, $72.6 million. We expect our operating leases will be replaced with leases for similar facilities upon their expiration. Rental expense for cancelable and noncancelable leases was $32.1 million in 2007, $26.3 million in 2006 and $24.3 million in 2005.

In the ordinary course of business, we enter into long-term contracts to obtain satellite transmission rights or to obtain other services. Liabilities for such commitments are recorded when the related services are rendered. Minimum payments on such contractual commitments at December 31, 2007, were: 2008, $66.9 million; 2009, $75.7 million; 2010, $31.5 million; 2011, $17.6 million; 2012, $9.9 million; and later years, $50.0 million. We expect these contracts will be replaced with similar contracts upon their expiration.

20. Capital Stock and Stock Compensation Plans

Capital Stock – Scripps' capital structure includes Common Voting Shares and Class A Common shares. The articles of incorporation provide that the holders of Class A Common shares, who are not entitled to vote on any other matters except as required by Ohio law, are entitled to elect the greater of three or one-third of the directors.

Under a share repurchase program authorized by the Board of Directors on October 28, 2004, we are authorized to repurchase up to 5.0 million Class A Common shares. Since 2005, a total of 3.4 million shares have been repurchased under the program at prices ranging from $38 to $53 per share. The balance remaining on the authorization is 1.6 million shares. There is no expiration date for the program and we are under no commitment or obligation to repurchase any particular amount of common shares under the program.

Obligations and Funded Status – Defined benefit plans pension obligations and funded status is actuarially valued as of the end of each fiscal year. The following table presents information about our employee benefit plan assets and obligations:

(in thousands)	For the years ended December 31,			
	Defined Benefit Plans		SERP	
	2007	2006	2007	2006
Accumulated benefit obligation	$ 407,382	$ 374,924	$ 41,490	$ 35,275
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 439,249	$ 432,226	$ 44,955	$ 30,652
Service cost	18,633	18,370	2,035	1,484
Interest cost	26,792	24,991	2,648	2,147
Benefits paid	(18,902)	(18,858)	(2,243)	(2,349)
Actuarial losses (gains)	6,649	(17,505)	3,577	14,604
Plan amendments	510	3,484		(1,583)
Curtailments/Settlements	(289)	(4,159)		
Special termination benefits	44	700		
Projected benefit obligation at end of year	472,686	439,249	50,972	44,955
Plan assets:				
Fair value at beginning of year	436,792	407,530		
Actual return on plan assets	32,764	49,210		
Company contributions	2,844	1,380	2,243	2,349
Benefits paid	(18,902)	(18,858)	(2,243)	(2,349)
Settlements		(2,470)		
Fair value at end of year	453,498	436,792		
Funded status	$ (19,188)	$ (2,457)	$ (50,972)	$ (44,955)
Amounts recognized as assets and liabilities in Consolidated Balance Sheets:				
Noncurrent assets	$ 8,975	$ 9,130		
Current liabilities			$ (2,676)	$ (2,566)
Noncurrent liabilities	(28,163)	(11,587)	(48,296)	(42,389)
Total	$ (19,188)	$ (2,457)	$ (50,972)	$ (44,955)
Amounts recognized in accumulated other comprehensive income consist of:				
Unrecognized net actuarial loss	$ 56,719	$ 48,239	$ 27,629	$ 26,459
Unrecognized prior service cost (credit)	4,702	4,777	(2,046)	(2,321)
Total	$ 61,421	$ 53,016	$ 25,583	$ 24,138

Related to our defined benefit pension plans, we expect to recognize amortization from accumulated other comprehensive income into net periodic benefit costs of $1.2 million for the net actuarial loss and $0.6 million for the prior service costs during 2008. The estimated actuarial loss for our non-qualified SERP plan that will be amortized from accumulated other comprehensive income into net period benefit costs during 2008 is $2.7 million. The estimated prior service credit for our SERP plan that will be recognized in net periodic benefit costs in 2008 is $0.3 million.

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

(in thousands)	For the years ended December 31,			
	Defined Benefit Plans		SERP	
	2007	2006	2007	2006
Accumulated benefit obligation	$ 33,081	$ 43,666	$ 41,490	$ 35,275
Projected benefit obligation	33,525	45,293	50,972	44,955
Fair value of plan assets	30,863	38,157		

Information for pension plans with a projected benefit obligation in excess of plan assets was as follows:

(in thousands)	For the years ended December 31,			
	Defined Benefit Plans		SERP	
	2007	2006	2007	2006
Projected benefit obligation	$ 447,177	$ 400,490	$ 50,972	$ 44,955
Fair value of plan assets	419,016	388,903		

Assumptions used to determine the defined benefit plans benefit obligations were as follows:

	2007	2006	2005
Discount rate	6.25 %	6.00 %	5.75 %
Increase in compensation levels	4.80 %	5.00 %	4.50 %

We anticipate contributing $2.7 million to fund current benefit payments for our non-qualified SERP plan in 2008. We have met the minimum funding requirements for our defined benefit pension plans. Accordingly, we do not anticipate making any contributions to these plans in 2008.

Estimated future benefit payments expected to be paid for the next ten years are $19.6 million in 2008, $20.3 million in 2009, $21.5 million in 2010, $22.4 million in 2011, $24.2 million in 2012 and a total of $155 million for the five years ending 2017.

18. Segment Information

We determine our business segments based upon our management and internal reporting structure. Our reportable segments are strategic businesses that offer different products and services.

Scripps Networks includes five national television networks and their affiliated Web sites, Home & Garden Television ("HGTV"), Food Network, DIY Network ("DIY"), Fine Living and Great American Country ("GAC"); and our 7.25% interest in FOX-BRV Southern Sports Holdings, which comprises the Sports South and Fox Sports Net South regional television networks. Our networks also operate internationally through licensing agreements and joint ventures with foreign entities. We own approximately 70% of Food Network and approximately 90% of Fine Living. Each of our networks is distributed by cable and satellite television systems. Scripps Networks earns revenue primarily from the sale of advertising time and from affiliate fees from cable and satellite television systems.

Our newspaper business segment includes daily and community newspapers in 17 markets in the U.S. Newspapers earn revenue primarily from the sale of advertising space to local and national advertisers and from the sale of newspapers to readers. We also have newspapers that are operated pursuant to the terms of joint operating agreements. See Note 7. Each of those newspapers maintains an independent editorial operation and receives a share of the operating profits of the combined newspaper operations.

Broadcast television includes six ABC-affiliated stations, three NBC-affiliated stations and one independent. Our television stations reach approximately 10% of the nation's television households. Broadcast television stations earn revenue primarily from the sale of advertising time to local and national advertisers.

Interactive media includes our online comparison shopping services, Shopzilla and uSwitch. Shopzilla, acquired on June 27, 2005, operates a product comparison shopping service that helps consumers find products offered for sale on the Web by online retailers. We acquired uSwitch on March 16, 2006. uSwitch operates an online comparison service that helps consumers compare prices and arrange for the purchase of a range of essential home services including gas, electricity, home phone, broadband providers and personal finance products, primarily in the United Kingdom. Our interactive media businesses earn revenue primarily from referral fees and commissions paid by participating online retailers and service providers.

Licensing and other media aggregates our operating segments that are too small to report separately, and primarily includes syndication and licensing of news features and comics.

The accounting policies of each of our business segments are those described in Note 1.

Each of our segments may provide advertising, programming or other services to our other business segments. In addition, certain corporate costs and expenses, including information technology, pensions and other employee benefits, and other shared services, are allocated to our business segments. The allocations are generally amounts agreed upon by management, which may differ from amounts that would be incurred if such services were purchased separately by the business segment. Corporate assets are primarily cash, cash equivalents and other short-term investments, property and equipment primarily used for corporate purposes, and deferred income taxes.

Our chief operating decision maker (as defined by FAS 131 – Segment Reporting) evaluates the operating performance of our business segments and makes decisions about the allocation of resources to our business segments using a measure we call segment profit. Segment profit excludes interest, income taxes, depreciation and amortization, divested operating units, restructuring activities (including our proportionate share of JOA restructuring activities), investment results and certain other items that are included in net income determined in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1, we account for our share of the earnings of JOAs and newspaper partnerships using the equity method of accounting. Our equity in earnings of JOAs and newspaper partnerships is included in "Equity in earnings of JOAs and other joint ventures" in our Consolidated Statements of Income. Newspaper segment profits include equity in earnings of JOAs and newspaper partnerships. Scripps Networks segment profits include equity in earnings of joint ventures.

Information regarding our business segments is as follows:

(in thousands)	For the years ended December 31, 2007	2006	2005
Segment operating revenues:			
Scripps Networks	$ 1,184,901	$ 1,052,403	$ 903,014
Newspapers:			
Newspapers managed solely by us	658,327	716,086	699,981
JOAs and newspaper partnerships	230	208	538
Total	658,557	716,294	700,519
Boulder prior to formation of Colorado newspaper partnership		2,189	28,392
Total newspapers	658,557	718,483	728,911
Broadcast television	325,841	363,506	317,659
Interactive media	256,364	271,066	99,447
Licensing and other media	91,838	94,639	105,692
Corporate	2,306	1,297	332
Intersegment eliminations	(2,667)	(3,317)	(421)
Total operating revenues	$ 2,517,140	$ 2,498,077	$ 2,154,634
Segment profit (loss):			
Scripps Networks	$ 603,493	$ 517,425	$ 414,095
Newspapers:			
Newspapers managed solely by us	135,870	189,223	204,448
JOAs and newspaper partnerships	10,516	6,510	14,519
Total	146,386	195,733	218,967
Boulder prior to formation of Colorado newspaper partnership		(125)	3,736
Total newspapers	146,386	195,608	222,703
Broadcast television	83,860	120,706	87,954
Interactive media	39,692	67,684	27,980
Licensing and other media	10,659	12,682	18,998
Corporate	(67,382)	(59,698)	(41,917)
Intersegment eliminations	(175)	(293)	
Depreciation and amortization of intangibles	(131,550)	(115,099)	(82,378)
Write-down of uSwitch goodwill and intangible assets	(411,006)		
Gain on formation of Colorado newspaper partnership		3,535	
Gains (losses) on disposal of property, plant and equipment	(632)	(1,124)	(602)
Interest expense	(37,982)	(55,965)	(38,791)
Miscellaneous, net	19,284	4,743	5,756
Income from continuing operations before income taxes and minority interests	$ 254,647	$ 690,204	$ 613,798
Depreciation:			
Scripps Networks	$ 19,922	$ 16,688	$ 14,102
Newspapers:			
Newspapers managed solely by us	22,273	21,251	20,021
JOAs and newspaper partnerships	1,332	1,299	1,228
Total	23,605	22,550	21,249
Boulder prior to formation of Colorado newspaper partnership		111	1,258
Total newspapers	23,605	22,661	22,507
Broadcast television	16,939	17,701	18,729
Interactive media	20,323	11,221	4,305
Licensing and other media	475	559	1,035
Corporate	1,750	1,988	2,200
Total depreciation	$ 83,014	$ 70,818	$ 62,878
Amortization of intangibles:			
Scripps Networks	$ 3,269	$ 3,305	$ 3,268
Newspapers:			
Newspapers managed solely by us	1,962	1,446	318
JOAs and newspaper partnerships			267
Total	1,962	1,446	585
Boulder prior to formation of Colorado newspaper partnership		21	124
Total newspapers	1,962	1,467	709
Broadcast television	1,129	1,129	1,177
Interactive media	42,176	38,380	14,346
Total amortization of intangibles	$ 48,536	$ 44,281	$ 19,500

(in thousands)	For the years ended December 31,		
	2007	2006	2005
Additions to property, plant and equipment:			
Scripps Networks	$ 36,046	$ 18,968	$ 22,635
Newspapers:			
Newspapers managed solely by us	27,609	46,725	14,924
JOAs and newspaper partnerships	380	1,346	1,974
Total newspapers	27,989	48,071	16,898
Broadcast television	19,147	11,268	13,524
Interactive media	35,564	21,534	5,608
Licensing and other media	5,284	478	551
Corporate	5,083	5,171	4,089
Total additions to property, plant and equipment	$ 129,113	$ 105,490	$ 63,305
Business acquisitions and other additions to long-lived assets:			
Scripps Networks	$ 321,475	$ 286,299	$ 209,335
Newspapers:			
Newspapers managed solely by us	1,995	25,091	958
JOAs and newspaper partnerships	228	210	8,380
Total newspapers	2,223	25,301	9,338
Interactive media		372,157	535,127
Corporate	1,122	641	2,401
Total	$ 324,820	$ 684,398	$ 756,201
Assets:			
Scripps Networks	$ 1,404,188	$ 1,279,112	$ 1,155,809
Newspapers:			
Newspapers managed solely by us	1,110,646	1,113,052	1,062,464
JOAs and newspaper partnerships	156,222	162,814	210,768
Total newspapers	1,266,868	1,275,866	1,273,232
Broadcast television	483,902	482,664	491,136
Interactive media	607,335	1,037,262	586,291
Licensing and other media	33,120	30,040	34,888
Investments	44,227	53,293	44,181
Corporate	165,652	124,860	216,397
Total assets of continuing operations	4,005,292	4,283,097	3,801,934
Discontinued operations	-	61,237	230,694
Total assets	$ 4,005,292	$ 4,344,334	$ 4,032,628

No single customer provides more than 10% of our revenue. We earn international revenues from our uSwitch business that operates primarily in the United Kingdom. We also earn international revenues from the licensing of comic characters and HGTV and Food Network programming in international markets. Approximately 75% of our international revenues, which approximate $110 million in 2007, are provided from the United Kingdom and Japanese markets.

Other additions to long-lived assets include investments, capitalized intangible assets, and Scripps Networks capitalized programs and network launch incentives.

19. Commitments and Contingencies

We are involved in litigation arising in the ordinary course of business, none of which is expected to result in material loss.

Minimum payments on noncancelable leases at December 31, 2007, were: 2008, $20.8 million; 2009, $21.7 million; 2010, $18.9 million; 2011, $16.8 million; 2012, $16.7 million; and later years, $72.6 million. We expect our operating leases will be replaced with leases for similar facilities upon their expiration. Rental expense for cancelable and noncancelable leases was $32.1 million in 2007, $26.3 million in 2006 and $24.3 million in 2005.

In the ordinary course of business, we enter into long-term contracts to obtain satellite transmission rights or to obtain other services. Liabilities for such commitments are recorded when the related services are rendered. Minimum payments on such contractual commitments at December 31, 2007, were: 2008, $66.9 million; 2009, $75.7 million; 2010, $31.5 million; 2011, $17.6 million; 2012, $9.9 million; and later years, $50.0 million. We expect these contracts will be replaced with similar contracts upon their expiration.

20. Capital Stock and Stock Compensation Plans

Capital Stock – Scripps' capital structure includes Common Voting Shares and Class A Common shares. The articles of incorporation provide that the holders of Class A Common shares, who are not entitled to vote on any other matters except as required by Ohio law, are entitled to elect the greater of three or one-third of the directors.

Under a share repurchase program authorized by the Board of Directors on October 28, 2004, we are authorized to repurchase up to 5.0 million Class A Common shares. Since 2005, a total of 3.4 million shares have been repurchased under the program at prices ranging from $38 to $53 per share. The balance remaining on the authorization is 1.6 million shares. There is no expiration date for the program and we are under no commitment or obligation to repurchase any particular amount of common shares under the program.

Incentive Plans – Scripps' Long-Term Incentive Plan (the "Plan") provides for the award of incentive and nonqualified stock options, stock appreciation rights, restricted and unrestricted Class A Common shares and performance units to key employees and non-employee directors. The Plan expires in 2014, except for options then outstanding.

We satisfy stock option exercises and vested stock awards with newly issued shares. Shares available for future stock compensation grants totaled 3.9 million as of December 31, 2007.

Stock Options – Stock options grant the recipient the right to purchase Class A Common shares at not less than 100% of the fair market value on the date the option is granted. Stock options granted to employees generally vest over a three year period, conditioned upon the individual's continued employment through that period. Vesting of awards is immediately accelerated upon the retirement, death or disability of the employee or upon a change in control of Scripps or in the business in which the individual is employed. Unvested awards are forfeited if employment is terminated for other reasons. Options granted to employees prior to 2005 generally expire 10 years after grant, while options granted in 2005 and later generally have 8-year terms. Stock options granted to non-employee directors generally vest over a one-year period and have a 10-year term.

Compensation costs of stock options are estimated on the date of grant using a binomial lattice model. The weighted-average assumptions used in the model are as follows:

	For the years ended December 31,		
	2007	2006	2005
Weighted-average fair value of stock options granted	$12.58	$12.75	$11.54
Assumptions used to determine fair value:			
Dividend yield	1.0%	0.9%	0.8%
Risk-free rate of return	4.7%	4.6%	3.8%
Expected life of options (years)	5.35	5.38	5.38
Expected volatility	20.6%	21.3%	22.2%

Dividend yield considers our historical dividend yield paid and expected dividend yield over the life of the options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected life is an output of the valuation model, and primarily considers historical exercise patterns. Unexercised options for grants included in the historical period are assumed to be exercised at the midpoint of the current date and the full contractual term. Expected volatility is based on a combination of historical share price volatility for a longer period and the implied volatility of exchange-traded options on our Class A Common shares.

The following table summarizes information about stock option transactions:

	Number of Shares	Weighted-Average Exercise Price	Range of Exercise Prices
Outstanding at December 31, 2004	11,158,734	$35.27	$13 - 54
Granted in 2005	1,895,250	46.87	46 - 51
Exercised in 2005	(1,203,600)	26.85	17 - 49
Forfeited in 2005	(210,054)	43.44	24 - 52
Outstanding at December 31, 2005	11,640,330	37.89	13 - 54
Options exercisable at December 31, 2005	7,913,789	$33.84	$13 - 54
Outstanding at December 31, 2005	11,640,330	$37.89	$13 - 54
Granted in 2006	2,065,264	48.43	42 - 49
Exercised in 2006	(1,066,815)	30.16	13 - 49
Forfeited in 2006	(190,717)	46.51	24 - 52
Outstanding at December 31, 2006	12,448,062	40.17	17 - 54
Options exercisable at December 31, 2006	8,884,907	$37.03	$17 - 54
Outstanding at December 31, 2006	12,448,062	$40.17	$17 - 54
Granted in 2007	1,607,106	48.27	41 - 49
Exercised in 2007	(548,087)	29.32	17 - 49
Forfeited in 2007	(279,525)	44.97	17 - 52
Outstanding at December 31, 2007	13,227,556	41.50	20 - 54
Options exercisable at December 31, 2007	10,070,487	$39.44	$20 - 54

The following table presents additional information about exercises of stock options:

(in thousands)	For the years ended December 31,		
	2007	2006	2005
Cash received upon exercise	$ 15,903	$ 32,198	$ 32,345
Intrinsic value (market value on date of exercise less exercise price)	10,295	19,638	27,359
Tax benefits realized	3,861	7,364	9,576

Substantially all options granted prior to 2005 are exercisable. Options generally become exercisable over a three-year period. Information about options outstanding and options exercisable by year of grant is as follows:

(dollars in millions, except per share amounts)

			Options Outstanding			Options Exercisable		
Year of Grant	Range of Exercise Prices	Average Remaining Term (in years)	Options on Shares Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)	Options on Shares Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)
1998 - expire in 2008	$20 - 27	0.21	59,500	$23.76	$1.3	59,500	$23.76	$1.3
1999 - expire in 2009	21 - 25	1.07	595,750	23.52	12.8	595,750	23.52	12.8
2000 - expire in 2010	22 - 30	2.17	1,019,266	24.78	20.6	1,019,266	24.78	20.6
2001 - expire in 2011	29 - 35	3.11	1,189,516	32.12	15.3	1,189,516	32.12	15.3
2002 - expire in 2012	37 - 39	4.18	1,538,384	37.68	11.3	1,538,384	37.68	11.3
2003 - expire in 2013	40 - 46	5.19	1,683,176	40.09	8.3	1,683,176	40.09	8.3
2004 - expire in 2014	46 - 54	6.21	1,917,166	49.29	-	1,917,166	49.29	-
2005 - expire in 2013	46 - 51	5.16	1,712,347	46.90	-	1,236,086	47.02	-
2006 - expire in 2014	42 - 49	6.19	1,940,025	48.40	-	804,679	48.30	-
2007 - expire in 2015	41 - 49	7.17	1,572,426	48.27	0.3	26,964	48.82	-
Total	$20 - 54	5.8	13,227,556	$41.50	$69.9	10,070,487	$39.44	$69.6

Restricted Stock – Awards of Class A Common shares ("restricted stock") generally require no payment by the employee. Restricted stock awards generally vest over a three-year period, conditioned upon the individual's continued employment through that period. The vesting of certain awards may also be accelerated if certain performance targets are met. Vesting of awards is immediately accelerated upon the retirement, death or disability of the employee or upon a change in control of Scripps or in the business in which the individual is employed. Unvested awards are forfeited if employment is terminated for other reasons. Awards are nontransferable during the vesting period, but the shares are entitled to all the rights of an outstanding share. There are no post-vesting restrictions on shares granted to employees and non-employee directors.

At the election of the employee, restricted stock awards may be converted to restricted stock units ("RSU") prior to vesting. RSUs are convertible into equal number of Class A Common shares at a specified time or times or upon the occurrence of a specified event, such as upon retirement, at the election of the employee.

In 2005 we adopted a new approach to long-term incentive compensation for senior executives. The proportion of stock options in incentive compensation was reduced and replaced with performance share awards. Performance share awards represent the right to receive a grant of restricted shares if certain performance measures are met. Each award specifies a target number of shares to be issued and the specific performance criteria that must be met. The number of shares that an employee receives may be less or more than the target number of shares depending on the extent to which the specified performance measures are met or exceeded.

Information related to restricted stock transactions is presented below:

		Grant Date Fair Value	
	Number of Shares	Weighted Average	Range of Prices
Unvested shares at December 31, 2004	453,954	$39.58	$23 - 53
Shares awarded in 2005	8,750	49.23	48 - 50
Shares vested in 2005	(211,196)	44.28	32 - 52
Shares forfeited in 2005	(2,500)	47.28	47
Unvested shares at December 31, 2005	249,008	41.93	23 - 53
Shares issued for 2005 performance share awards	144,036	46.48	46 - 48
Shares awarded in 2006	50,500	48.98	49
Shares vested in 2006	(210,142)	42.19	31 - 53
Shares forfeited in 2006	(3,616)	47.96	47 - 49
Unvested shares at December 31, 2006	229,786	46.31	39 - 53
Shares issued for 2006 performance share awards	129,418	47.75	45 - 49
Shares awarded in 2007	21,050	43.34	41 - 45
Shares vested in 2007	(153,361)	45.76	39 - 53
Shares forfeited in 2007	(800)	47.37	44 - 48
Unvested shares at December 31, 2007	226,093	$47.24	$41 - 51

Performance share awards with a target of 142,145 Class A Common shares were granted in 2007. The weighted-average price of an underlying Class A Common share on the dates of grant was $48.82. The number of shares ultimately issued depends upon the extent to which specified performance measures are met. Such performance measures for these awards is segment profit as defined in Note 18. The shares earned and issued vest over a three year service period from the date of grant.

The following table presents additional information about restricted stock vesting:

(in thousands)	For the years ended December 31,		
	2007	2006	2005
Fair value of shares vested	$ 7,133	$ 9,860	$ 4,633
Tax benefits realized	1,473	2,141	1,622

Stock Compensation Costs – Stock compensation expense recognized in 2007 and in 2006, and on a pro forma basis for 2005 assuming we had been applying the fair value provisions of FAS 123 as previously disclosed in the footnotes to our financial statements for those periods, and the effect on income and earnings per share, is as follows:

(in thousands, except per share data)	For the years ended December 31,		
	2007	2006	2005
Stock-based compensation:			
As reported:			
Stock options	$ 19,190	$ 21,067	$ 1,165
Restricted stock, RSUs and performance shares	6,771	7,263	7,986
Total stock compensation as reported	25,961	28,330	9,151
Additional compensation to adjust intrinsic value to fair value			22,103
Total fair-value based stock compensation	$ 25,961	$ 28,330	$ 31,254
Fair-value based stock compensation, net of tax:			
As reported:	$ 16,226	$ 17,706	$ 5,948
Additional compensation to adjust intrinsic value to fair value			14,367
Fair-value based stock compensation, net of tax	$ 16,226	$ 17,706	$ 20,315
Effect of fair-value based stock compensation on basic and diluted earnings per share	$ 0.10	$ 0.11	$ 0.12

As of December 31, 2007, $17.2 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.7 years and $6.1 million of total unrecognized compensation cost related to restricted stock, RSUs and performance shares is expected to be recognized over a weighted-average period of 0.8 years.

21. Summarized Quarterly Financial Information (Unaudited)

Summarized financial information is as follows:

(in thousands, except per share data) 2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Operating revenues	$ 601,424	$ 640,074	$ 596,446	$ 679,196	$ 2,517,140
Costs and expenses	(449,999)	(443,350)	(429,719)	(440,760)	(1,763,828)
Depreciation and amortization of intangibles	(34,442)	(32,210)	(31,652)	(33,246)	(131,550)
Write-down of uSwitch goodwill and intangible assets				(411,006)	(411,006)
Gains (losses) on disposal of property, plant and equipment	(89)	(243)	(544)	244	(632)
Interest expense	(10,201)	(10,729)	(9,072)	(7,980)	(37,982)
Equity in earnings of JOAs and other joint ventures	7,549	18,139	15,544	21,989	63,221
Miscellaneous, net	846	2,915	12,056	3,467	19,284
Provision for income taxes	(32,391)	(55,917)	(46,957)	(42,000)	(177,265)
Minority interests	(17,980)	(20,988)	(18,176)	(25,837)	(82,981)
Income (loss) from continuing operations	64,717	97,691	87,926	(255,933)	(5,599)
Income (loss) from discontinued operations, net of tax	3,767	(230)	441		3,978
Net income (loss)	$ 68,484	$ 97,461	$ 88,367	$ (255,933)	$ (1,621)
Net income (loss) per basic share of common stock:					
Income (loss) from continuing operations	$ .40	$ .60	$ .54	($ 1.57)	($ .03)
Income (loss) from discontinued operations	.02	(.00)	.00		.02
Net income (loss) per basic share of common stock	$ .42	$ .60	$ .54	($ 1.57)	($ .01)
Net income (loss) per diluted share of common stock:					
Income (loss) from continuing operations	$ .39	$ .59	$ .54	($ 1.56)	($ .03)
Income (loss) from discontinued operations	.02	(.00)	.00		.02
Net income (loss) per diluted share of common stock	$ .42	$ .59	$ .54	($ 1.56)	($ .01)
Weighted average shares outstanding:					
Basic	163,400	163,184	162,818	162,664	163,014
Diluted	164,921	164,390	163,879	163,895	164,267
Cash dividends per share of common stock	$ .12	$ .14	$ .14	$ .14	$ .54

2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Operating revenues	$ 589,729	$ 641,914	$ 583,449	$ 682,985	$ 2,498,077
Costs and expenses	(422,237)	(420,949)	(418,615)	(439,258)	(1,701,059)
Depreciation and amortization of intangibles	(25,348)	(33,433)	(27,128)	(29,190)	(115,099)
Gain on formation of Colorado newspaper partnership	3,535				3,535
Gains (losses) on disposal of property, plant and equipment	(96)	(60)	(277)	(691)	(1,124)
Hurricane recoveries, net		1,750	150		1,900
Interest expense	(12,153)	(15,537)	(15,281)	(12,994)	(55,965)
Equity in earnings of JOAs and other joint ventures	11,370	14,611	13,942	15,273	55,196
Miscellaneous, net	1,579	1,551	2,134	(521)	4,743
Provision for income taxes	(50,548)	(65,249)	(44,132)	(59,332)	(219,261)
Minority interests	(14,349)	(19,726)	(15,806)	(23,885)	(73,766)
Income from continuing operations	81,482	104,872	78,436	132,387	397,177
Income (loss) from discontinued operations, net of tax	(6,417)	(33,728)	(5,373)	1,561	(43,957)
Net income	$ 75,065	$ 71,144	$ 73,063	$ 133,948	$ 353,220
Net income per basic share of common stock:					
Income from continuing operations	$ .50	$ .64	$ .48	$ .81	$ 2.43
Income (loss) from discontinued operations	(.04)	(.21)	(.03)	.01	(.27)
Net income per basic share of common stock	$ .46	$ .44	$ .45	$ .82	$ 2.16
Net income per diluted share of common stock:					
Income from continuing operations	$ .49	$ .64	$ .48	$ .80	$ 2.41
Income (loss) from discontinued operations	(.04)	(.20)	(.03)	.01	(.27)
Net income per diluted share of common stock	$ .45	$ .43	$ .44	$ .81	$ 2.14
Weighted average shares outstanding:					
Basic	163,434	163,244	163,090	163,140	163,223
Diluted	165,242	164,785	164,512	164,924	164,849
Cash dividends per share of common stock	$ .11	$ .12	$ .12	$ .12	$ .47

The sum of the quarterly net income per share amounts may not equal the reported annual amount because each is computed independently based upon the weighted-average number of shares outstanding for the period.

The E. W. Scripps Company
Index to Consolidated Financial Statement Schedules

Valuation and Qualifying Accounts
for the Years Ended December 31, 2007, 2006 and 2005 **Schedule II**

Column A (in thousands) Classification	Column B Balance Beginning of Period	Column C Additions Charged to Revenues, Costs, Expenses	Column D Deductions Amounts Charged Off-Net	Column E Increase (Decrease) Recorded Acquisitions (Divestitures)	Column F Balance End of Period
Allowance for Doubtful Accounts Receivable Year Ended December 31:					
2007	$ 15,477	$ 6,302	$ 13,365		$ 8,414
2006	18,463	4,277	7,263		15,477
2005	20,527	9,784	12,229	$ 381	18,463

The E. W. Scripps Company

Index to Exhibits

Exhibit Number	Description of Item	Page	Exhibit No Incorporated
2.01	Agreement and Plan or Merger and Reorganization between The E.W. Scripps Company, Green Monster Acquisition Corp., and Shopzilla, Inc.	(15)	10.22
2.02	Agreement Relating to Sale and Purchase of Major Part of Issued Share Capital of uSwitch Limited	(19)	2.02
2.02B	Minority (1) Share Sale Agreement relating to the sale and purchase of a minority part of the issued share capital of uSwitch Limited	(19)	2.02B
2.02C	Minority (2) Share Sale Agreement relating to the sale and purchase of a minority part of the issued share capital of uSwitch Limited	(19)	2.02C
3.01	Articles of Incorporation	(10)	3(i)
3.02	Amended and Restated Code of Regulations	(20)	3.02
4.01	Class A Common Share Certificate	(2)	4
4.02C	Form of Indenture: 5.75% notes due in 2012	(3)	4.1
4.02D	Form of Indenture: 4.25% notes due in 2009	(8)	4.1
4.02E	Form of Indenture: 3.75% notes due in 2008	(8)	4.1
4.02F	Form of Indenture: 4.30% notes due in 2010	(8)	4.1
4.03C	Form of Debt Securities: 5.75% notes due in 2012	(3)	4.2
4.03D	Form of Debt Securities: 4.25% notes due in 2009	(8)	4.2
4.03E	Form of Debt Securities: 3.75% notes due in 2008	(8)	4.2
4.03F	Form of Debt Securities: 4.30% notes due in 2010	(8)	4.2
10.01	Amended and Restated Joint Operating Agreement, dated January 1, 1979 among Journal Publishing Company, New Mexico State Tribune Company and Albuquerque Publishing Company, as amended	(1)	10.01
10.03	Joint Operating Agreement, dated September 23, 1977, between the Cincinnati Enquirer, Inc. and the Company, as amended	(1)	10.03
10.04	Joint Operating Agreement Among The Denver Post Corporation, Eastern Colorado Production Facilities, Inc., Denver Post Production Facilities LLC and The Denver Publishing Company dated as May 11, 2000, as amended	(7)	10.04
10.08	Amended and Restated 1997 Long-Term Incentive Plan	(12)	10.01
10.09	Form of Executive Officer Nonqualified Stock Option Agreement	(12)	10.03A
10.10	Form of Independent Director Nonqualified Stock Option Agreement	(12)	10.03B
10.11	Form of Performance-Based Restricted Share Agreement	(12)	10.03C
10.12	Form of Restricted Share Agreement (Nonperformance Based)	(17)	10.02C
10.12	Performance-Based Restricted Share Agreement between The E. W. Scripps Company and Mark G. Contreras	(12)	10.03D
10.13	Executive Bonus Plan, as amended April 14, 2005	(12)	10.04
10.14	Consulting agreement between the Company and Alan Horton	(13)	99.01
10.15	Special Retirement Supplement Agreement between the Company and Alan Horton	(13)	99.02

The E. W. Scripps Company

Index to Exhibits (continued)

Exhibit Number	Description of Item	Page	Exhibit No Incorporated
10.16	Consulting agreement between the Company and Frank Gardner	(16)	10.16
10.17	Special Retirement Supplement Agreement between the Company and Frank Gardner	(16)	10.17
10.40	5-Year Competitive Advance and Revolving Credit Facility Agreement	(18)	10.40
10.55	Board Representation Agreement, dated March 14, 1986, between The Edward W. Scripps Trust and John P. Scripps	(1)	10.44
10.56	Shareholder Agreement, dated March 14, 1986, between the Company and the Shareholders of John P. Scripps Newspapers	(1)	10.45
10.57	Scripps Family Agreement dated October 15, 1992	(4)	1
10.59	Non-Employee Directors' Stock Option Plan	(5)	4A
10.61	1997 Deferred Compensation and Stock Plan for Directors	(6)	10.61
10.63	Employment Agreement between the Company and Kenneth W. Lowe	(9)	10.63
10.63.B	Amendment No. 2 to Employment Agreement between the Company and Kenneth W. Lowe	(18)	10.63.B
10.63.C	Amendment No. 3 to Employment Agreement between the Company and Kenneth W. Lowe	(21)	10.63.C
10.64	Employment Agreement between the Company and John F. Lansing, as amended November 12, 2005	(16)	10.64
10.65	Employment Agreement between the Company and Richard A. Boehne	(18)	10.65
10.66	Employment Agreement between the Company and Joseph G. NeCastro	(18)	10.66
10.67	Employment Agreement between the Company and Mark G. Contreras	(18)	10.67
10.74	Amended and Restated Scripps Supplemental Executive Retirement Plan	(11)	10.64
10.75	Scripps Senior Executive Change in Control Plan	(11)	10.65
10.76	Scripps Executive Deferred Compensation Plan	(11)	10.66
12	Computation of Ratio of Earnings to Fixed Charges for the Three Years Ended December 31, 2007		
14	Code of Ethics for CEO and Senior Financial Officers	(14)	14
21	Subsidiaries of the Company		
23	Consent of Independent Registered Public Accounting Firm		
31(a)	Section 302 Certifications		
31(b)	Section 302 Certifications		
32(a)	Section 906 Certifications		
32(b)	Section 906 Certifications		

(1) Incorporated by reference to Registration Statement of The E. W. Scripps Company on Form S-1 (File No. 33-21714).

(2) Incorporated by reference to The E. W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 1990.

(3) Incorporated by reference to Registration Statement on Form S-3 (File No. 33-36641).

(4) Incorporated by reference to The E. W. Scripps Company Current Report on Form 8-K dated October 15, 1992.

(5) Incorporated by reference to Registration Statement of The E. W. Scripps Company on Form S-8 (File No. 333-27623).

(6) Incorporated by reference to The E. W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 1998.

(7) Incorporated by reference to The E. W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 2000.

(8) Incorporated by reference to Registration Statement S-3 (file No. 333-100390) of The E. W. Scripps Company.

(9) Incorporated by reference to The E. W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 2003.

(10) Incorporated by reference to The E. W. Scripps Company Current Report on Form 8-K dated July 15, 2004.

(11) Incorporated by reference to The E. W. Scripps Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.

(12) Incorporated by reference to The E. W. Scripps Company Current Report on Form 8-K dated February 9, 2005.

(13) Incorporated by reference to The E. W. Scripps Company Current Report on Form 8-K dated December 16, 2004.

(14) Incorporated by reference to The E. W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 2004.

(15) Incorporated by reference to The E. W. Scripps Company Quarterly Report on Form 10-Q for the quarterly period ended June 2005.

(16) Incorporated by reference to The E. W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 2005.

(17) Incorporated by reference to The E. W. Scripps Company Current Report on Form 8-K dated February 28, 2006.

(18) Incorporated by reference to The E. W. Scripps Company Quarterly Report on Form 10-Q for the quarterly period ended June 2006.

(19) Incorporated by reference to The E. W. Scripps Company Amended Quarterly Report on Form 10-Q/A for the quarterly period ended June 2006.

(20) Incorporated by reference to The E. W. Scripps Company Current Report on Form 8-K dated May 10, 2007.

(21) Incorporated by reference to The E. W. Scripps Company Current Report on Form 8-K dated July 31, 2007.

SHAREHOLDER INFORMATION

MARKET PRICES

2007	HIGH	LOW
First Quarter	$ 53.39	$ 42.56
Second Quarter	47.22	41.50
Third Quarter	47.60	37.89
Fourth Quarter	46.35	41.17
2006		
First Quarter	$ 50.63	$ 44.36
Second Quarter	47.43	42.91
Third Quarter	48.02	40.86
Fourth Quarter	51.09	47.34

DIVIDENDS	2007	2006
First Quarter	$ .12	$ .11
Second Quarter	.14	.12
Third Quarter	.14	.12
Fourth Quarter	.14	.12
TOTAL	**$ .54**	**$ .47**

Stock and Trading

SSP LISTED NYSE The company's class A common shares are traded on the New York Stock Exchange under the symbol "SSP." There are approximately 50,000 owners of the company's class A common shares and 19 owners of the company's voting shares, which do not have a public market.

CEO/CFO Certification

On May 14, 2007 the company filed with the New York Stock Exchange its executed Annual Written Affirmation. An exhibit to the Annual Written Affirmation was the company's annual Section 303A.12(a) CEO Certification.

On February 29, 2008 the company, in its 2007 Form 10-K, filed a CEO/CFO certification with the Securities and Exchange Commission as required under Section 302 of the Sarbanes Oxley Act.

FORM 10-K

The E. W. Scripps Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to the company's office of investor relations.

Annual Meeting

The annual meeting of shareholders will be held at The Queen City Club, 331 East Fourth Street, Cincinnati, Ohio, on Friday, June 13, 2008, at 10 a.m. EDT.

Transfer Agent

(Regular Mail)
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

(Registered or Overnight Mail)
BNY Mellon Shareowner Services
480 Washington Blvd.
Mailroom, 27th Floor
Jersey City, NJ 07310-1900

Telephone: 866.293.4224
TDD for hearing impaired: 800.231.5469
International shareholders: 201.680.6578
TDD international shareholders: 201.680.6610

Web site address: www.bnymellon.com/shareowner/isd

For Additional Information

Timothy E. Stautberg
VP, Investor Relations
The E.W. Scripps Company
312 Walnut Street, 28th Floor
P.O. Box 5380
Cincinnati, Ohio 45201
T 513.977.3825
F 513.977.3721

For company information online, the Web address is http://www.scripps.com or send e-mail to ir@scripps.com

Committee charters, corporate governance guidelines and the company's code of conduct are on the company Web site or are available upon request in printed format.

KEY OPERATING MANAGERS

SCRIPPS NETWORKS

John F. Lansing
President

Burton Jablin
Executive Vice President

Deanna Brown
President, Interactive Group

James B. Clayton
Executive Vice President, Chief Financial Officer

Lynne Costantini
Executive Vice President, Affiliate Sales and Marketing

Ron H. Feinbaum
Executive Vice President, Business Development

Robert J. Gerrard, Jr.
Executive Vice President, General Counsel

Steven J. Gigliotti
Executive Vice President, Advertising Sales

Mark Hale
Executive Vice President, Operations

Susan E. Packard
President, Brand Outreach

Chris Powell
Executive Vice President, Human Resources

HGTV
Jim Samples
President

Food Network
Brooke Johnson
President

DIY Network and Fine Living Network
Bob Baskerville
President, Scripps Emerging Networks

Great American Country (GAC)
Ed Hardy
President

NEWSPAPERS

Abilene (Texas) Reporter-News
Kimberly Nussbaum
President & Publisher

Anderson (S.C.) Independent-Mail
Frank "Butch" Hughes III
President & Publisher

Corpus Christi (Texas) Caller-Times
Patrick J. Birmingham
President & Publisher

Rocky Mountain News, Denver
John R. Temple
Editor, President & Publisher

Evansville (Ind.) Courier & Press
Jack D. Pate
President & Publisher

The Gleaner, Henderson, Ky.
C. Steve Austin
Publisher

The Kitsap Sun, Bremerton, Wash.
Michael A. Levi
President & Publisher

The Knoxville (Tenn.) News Sentinel
Bruce R. Hartmann
President & Publisher

The Commercial Appeal, Memphis
Joseph Pepe
President & Publisher

Naples (Fla.) Daily News
Chris Doyle
President & Publisher

Record Searchlight, Redding, Calif.
Shanna S. Cannon
President & Publisher

San Angelo (Texas) Standard-Times
Robert Aguilar
President & Publisher

Scripps Treasure Coast Newspapers, Stuart, Fla.
Thomas E. Weber Jr.
President & Publisher

Ventura County (Calif.) Star
George H. Cogswell III
President & Publisher

Times Record News, Wichita Falls, Texas
Darrell G. Coleman
President & Publisher

Scripps Media Center
Peter Copeland
Editor & General Manager

SCRIPPS TELEVISION STATION GROUP

KJRH (NBC, Tulsa, Okla.)
Michael Vrabac
Vice President & General Manager

KNXV (ABC, Phoenix)
Janice Todd
Vice President & General Manager

KSHB/KMCI (NBC, Kansas City/ Independent, Lawrence, Kansas)
Craig Allison
Vice President & General Manager

WCPO (ABC, Cincinnati)
William S. Fee
Vice President & General Manager

WEWS (ABC, Cleveland)
Appointment pending

WFTS (ABC, Tampa)
Appointment pending

WMAR (ABC, Baltimore)
Bill Hooper
Vice President & General Manager

WPTV (NBC, West Palm Beach, Fla.)
Brian Lawlor
Vice President & General Manager

WXYZ (ABC, Detroit)
Bob Silva
Vice President & General Manager

LICENSING AND SYNDICATION

United Media, New York
Douglas R. Stern
President & Chief Executive Officer

SCRIPPS INTERACTIVE MEDIA

Shopzilla (Los Angeles)
William G. Glass
President

uSwitch (London)
Alan Tattersall
Chief Executive Officer

BOARD OF DIRECTORS



William R. Burleigh (72) Chairman of the company since 1999 and Chairman of the Executive Committee since 2000. He joined the board of directors in 1990. He served as President and Chief Executive Officer from 1996 to 2000 and was President and Chief Operating Officer from 1994 until 1996. He was elected Executive Vice President in 1990. Before joining the corporate staff in 1984, he was Editor and President of *The Evansville Press* and Editor of *The Cincinnati Post*. He was named Senior Vice President/Newspapers and Publishing in 1985.



Kenneth W. Lowe (57) President and Chief Executive Officer since October 2000. He was named President and Chief Operating Officer and a Director of the company in January 2000. He previously was Chairman and Chief Executive Officer of the company's Scripps Networks division. He joined Scripps in 1980 and in 1988 was named Vice President/ Programming, Promotion and Marketing for the company's network-affiliated television stations before founding HGTV in 1994.



Edward W. Scripps Jr. The company wishes to express its gratitude to Edward W. Scripps Jr. for his 10 years of dedicated service as a member of the board of directors. Mr. Scripps retired from the board and as a trustee of The Edward W. Scripps Trust in February 2008. Mr. Scripps conscientiously served the company and its shareholders with integrity and vision. The company extends its warmest wishes to him and his family for a fulfilling retirement.



Paul K. Scripps (62) Retired Vice President/ Newspapers, The E. W. Scripps Company. Director since 1986.



John H. Burlingame (74) Retired Partner, Baker & Hostetler. Director since 1988.



David A. Galloway (64) Corporate Director; Chair, Bank of Montreal. Director since 2002.



David M. Moffett (55) Senior Advisor, Carlyle Group; Retired Vice Chairman and Chief Financial Officer of U.S. Bancorp. Director since 2007.



Nicholas B. Paumgarten (62) Chairman, Corsair Capital LLC. Director since 1988.



Ronald W. Tysoe (54) Former Senior Advisor, Perella Weinberg Partners LP. Former Vice Chairman of Federated Department Stores, Inc. (now Macy's Inc.) Director since 1996.



Julie A. Wrigley (59) President and CEO, Wrigley Investments LLC. Director since 1997.



Nackey E. Scagliotti (62) Chairman, Board of Directors, The Union Leader Corp. Trustee, The Edward W. Scripps Trust. Director since 1999.



Jarl Mohn (56) Trustee, Mohn Family Trust; retired President and Chief Executive Officer, Liberty Digital Inc. Director since 2002.



Jeffrey Sagansky (56) Co-chairman and CEO, Peace Arch Entertainment; Chairman, Elm Tree Partners; Chairman, People's Choice Cable TV. Director since 2003.

CORPORATE OFFICERS



Richard A. Boehne (51) Executive Vice President and Chief Operating Officer. He was named Executive Vice President in 1999 and Chief Operating Officer in 2006; served as Vice President/Communications and Investor Relations from 1995 to 1999; joined the corporate staff in 1988 as Manager/Corporate Communications and promoted to Director/Corporate Communications and Investor Relations in 1989. Before moving to headquarters, he was a business reporter and editor at *The Cincinnati Post*.



Joseph G. NeCastro (51) Executive Vice President and Chief Financial Officer. He was named Executive Vice President in 2006 and Chief Financial Officer in 2002, when he joined the company. Prior to joining Scripps, he was Chief Financial Officer for Penton Media Inc. in Cleveland.



Anatolio B. Cruz III (49) Executive Vice President and General Counsel since 2007. He joined Scripps as Senior Vice President and General Counsel in 2004. He came to Scripps from BET Holdings Inc., where he was Vice President, Deputy General Counsel and Assistant Secretary, beginning in 1999. He was an attorney practicing in media law and transactions with the law firm of Wiley, Rein & Fielding before joining BET. He is a Captain in the U.S. Navy Reserves.



Mark S. Hale (49) Senior Vice President/Technology Operations since 2006. He was named Vice President/Technology Operations in 2005. He also serves as Executive Vice President of Operations at the company's Scripps Networks division. He joined Scripps in 1994 as a member of the original management team that oversaw the launch of HGTV. From 1987 to 1994 he held management, engineering and operations positions at E! Entertainment Television.



Jennifer L. Weber (41) Senior Vice President/Human Resources since 2005. She joined Scripps after serving three years as managing partner of the Towers Perrin Human Resources Services office in Cincinnati. She served as Human Resources Consultant for Towers Perrin beginning in 1994 and was named a Towers Perrin Partner in 2001.



John F. Lansing (50) Senior Vice President and President, Scripps Networks. He served as Executive Vice President, Scripps Networks, from 2004 to 2005; Senior Vice President/Scripps Television Station Group from 2002 to 2004; Vice President/ Scripps Television Station Group from 2001 to 2002; Vice President/General Manager of *WEWS-TV*, Cleveland, from 1997 to 2001; Vice President/Station Manager of *WXYZ-TV*, Detroit, from 1995 to 1997; News Director at *WBBM-TV*, Chicago, from 1994 to 1995; and News Director at *WCCO-TV*, Minneapolis from 1990 to 1994.



Mark G. Contreras (46) Senior Vice President/Newspapers since 2006. He was named Vice President/Newspaper Operations in 2005. Prior to joining Scripps, he was Senior Vice President of Pulitzer Newspapers Inc. From 1995 to 2000 he served as President and Publisher of *The Times Leader* in Wilkes-Barre, Pa., and from 1989 to 1994 served in circulation and advertising management positions at *The Kansas City Star*. He began his newspaper career with Capital Cities/ABC Inc. in 1988 as Marketing Services Manager for *The Oakland Press* in Pontiac, Mich.



William B. Peterson (64) Senior Vice President/Scripps Television Station Group since May 2004. He was named Vice President/Station Operations in January 2004. He joined Scripps in 2001 as Vice President/General Manager of *WPTV-TV* in West Palm Beach, Fla. He was Vice President/General Manager of *WRAL-TV*, the CBS Network affiliate in Raleigh, N.C., from 1999 to 2001.

Officers not pictured:

Lori A. Hickok (44) Vice President and Controller

Mary Denise Kuprionis (51) Vice President, Corporate Secretary and Director of Legal Affairs

Mark F. Schuermann (36) Assistant Treasurer

Timothy E. Stautberg (45) Vice President, Investor Relations and Communications

John E. Viterisi (49) Vice President, Tax

E. John Wolfzorn (62) Vice President and Treasurer

Design: ProWolfe Partners, St. Louis, MO


THE E.W. SCRIPPS
COMPANY

P.O. Box 5380
Cincinnati, Ohio 45201
www.scripps.com

END